

THE RIGHT PATH.
THE RIGHT BANK.

ANNUAL REPORT

Received SEC
APR 14 2008
Washington, DC 20549

UNITED BANCORPORATION OF ALABAMA, INC.



The great thing in this world is not so much where you stand, as in what direction you are moving.

— Oliver Wendell Holmes

TABLE OF CONTENTS

Letter from the President 1

Making a Difference, Recent Accomplishments 2

United Bancorporation Directors & Officers 4

United Bank Directors, Directors Emeritus & Officers 5

Branch Offices 6

Products & Services 7

New Products 8

United Bank
Your Hometown Advantage.®

LETTER FROM THE PRESIDENT



Experts advise their clients to have a goal and then follow a plan to reach that goal. United Bank has put this advice into practice in working with our customers for over one hundred years. We work every day to ensure United Bank is the best choice for customer's financial needs to help them achieve their financial goals. The Right Path. The Right Bank.

During those one hundred and four years, there have been times of prosperity and economic challenge. Throughout these times, United Bank has been there working with customers to stay on the right path. This past year was one of economic challenges. In response to these challenges, the Federal Reserve reduced interest rates to stimulate the economy. These rate reductions resulted in the bank's net interest margin being reduced and this compression combined with a slowing market, produced financial results for the bank that were less than desirable.

Several years ago, we established a vision for United Bank. This involved identifying and expanding into communities that would value a strong, progressive, community bank; a bank that was focused on generational relationships; markets needing innovative solutions delivered with a personal touch. Where customers were not numbers and bankers could help them not just take orders. This strategy involved expanding into those markets with facilities that matched the community in appearance and services. This past year we made major strides toward those goals. The bank expanded its footprint by opening five offices in Baldwin County, Alabama and Santa Rosa County, Florida. This growth was not undertaken without hard work and expense. During the year we completed construction, staffed and opened those offices. We believe having a long-term view to these investments will benefit United Bank for many years to come despite the financial impact on this past year.

WE WORK EVERY DAY TO ENSURE UNITED BANK IS THE BEST CHOICE FOR CUSTOMER'S FINANCIAL NEEDS TO HELP THEM ACHIEVE THEIR FINANCIAL GOALS.

Part of that vision was a realization that today we live, work and play not just in our towns but in a region, the coastal gateway region. This coastal gateway region reflects a range of lifestyles covering small towns, farms, rural homes and emerging centers of growth. Geographically, it is located inland from the beaches but close enough to enjoy the benefits. Its people have been here for generations or have come here because of the attraction of our quality of life. While we may live in different communities, we share many of the same interests and values. United Bank's mission is to deliver financial services to this coastal gateway region and to be the Hometown Advantage in each community it serves.

Being that Hometown Advantage requires us to approach each day with an inquisitive mind. Constantly finding ways to improve. Listening to our customers and non-customers. Identifying areas of opportunity. Empowering our team to bring solutions to our customers and delivering on our commitments. If we do these things consistently, it is our belief we will be rewarded with the opportunity to earn our customer's business. We are blessed to be in this coastal gateway region. While there are short-term challenges, there are positive long-term opportunities. United Bank has been here for one hundred and four years for a reason. The Right Path. The Right Bank.

Robert R. Jones, III
President & CEO

In today's financial world, customers need more expertise and service than ever. For, in their lives and businesses, a sound financial footing is the road map for success.



The coastal gateway region is changing by the day, yet we're a bank whose values seem timeless. A bank where innovation and tradition exist side by side, without contradiction. In short, the values of the coastal gateway region are the same values that you'll find in United Bank. Where we keep our vision fixed firmly on the future, but preserve the very best things about our century of service to you. For we are committed to the growth of our beloved region, along with the success of you, our neighbors and friends.





That's why, in a year of banking change, it's good to know that our values remain constant: Service, attention to customers, and partnership for growth in the coastal gateway region. For more than a century, we've remained faithful to these ideals, resulting in our continued growth throughout the region—all while keeping what's best about a local bank. So, at United Bank, we remain dedicated to these values by providing both a hometown approach to banking and the innovative financial products.

The Coastal Gateway's Future: Leading The Way.

Every day, every relationship is guided by a single question: "Are we doing everything possible for our customer?" As a result, we continuously examine our range of services, so that we can suggest the right solution for customer needs. Further, in a changing world, we continuously develop new financial products that help customers in their life and work. From Personal Storage Compartments to Saver CDs, from telephone banking to Internet banking to electronic bill paying, customer service and convenience is what drives our innovation day after day, year after year.

As we see things however, the click of a mouse or a cash withdrawal from an ATM is no substitute for a welcoming smile from our staff, the sound of an actual person's voice on the phone, or our helpful customer service representatives. Of course, at United Bank we are proud to offer such automated services to help customers in their busy lives. Yet, at the same time, we also pride ourselves on being "Your Hometown Advantage." So, no matter what a customer's needs may be, we're ready to help them with a smile and a solution.

Security and Success. The Path Goes Through Our Lobby.

With United Bank's unmatched approach to customer care, every transaction begins with convenience — from branch and ATM locations to product variety, helpful staff and so much more. These elements of our success weren't just learned overnight, but through knowledge and experience gained over a century of service. As a result, customer satisfaction remains our time-honored priority, as well as our distinct specialty.

Within the last few years, banks have gained the ability to expand services beyond traditional loan, savings, and deposit products to include a wider universe of products such as investment and insurance offerings. What's more, our improved Internet capabilities will allow customers to make even speedier transactions while tying all their accounts together for ease of use. That, in combination with our superior BillPay service, makes United Bank the hometown favorite for those who prize service and innovation in their financial management.

In fact, United Bank's broad range of services and products cover almost every conceivable facet of our customer's financial lives. From AgriFinance and Mortgage Services to Financial Services and our United



Insurances Corporation subsidiary, United Bank offers a true One Stop Shop when it comes to superior financial management.

Part Of The Region. And Its Aspirations.

Location is not just a matter of real estate. It is also a matter of service to our customers. At United Bank, we are especially proud of our 2007 expansion, completing our market footprint with new branches opened in Jay, Summerdale, Pace, Milton, and the Eastern Shore. As a result, our offices cover a broad geographic area in South Alabama and the Florida Panhandle. We offer further customer convenience with both on-site ATMs and satellite ATMs in local businesses and hospitals. What's more, United Bank remains on top of the banking revolution with our Internet Banking services, helping customers monitor balances, transfer funds, and pay bills electronically from anywhere in the world.

Our Innovation. With You, Wherever You Go.

While being accessible is important for United Bank customers, it is just as vital that we offer products and services that are equally helpful in assisting customers succeed in life. Our ongoing study of customer needs has allowed United Bank to assemble a line of banking, insurance, and investment products to meet every possible customer requirement. Freedom checking, competitive certificates of deposits, and flexible loan products are just a few of the many personal banking products we offer customers.

Our array of business banking products is just as impressive. While an assortment of business checking accounts is the foundation of a quality business banking relationship, United Bank's partnership with the U.S. Small Business Administration can prove invaluable in helping businesses borrow through using SBA guaranties. In fact, United Bank was recognized as one of the most productive SBA Lending Institutions in the Gulf Coast Region in 2005 — a capability heavily sought by borrowers needing funds for hurricane damage repairs these past few years. In addition, United Bank also offers other valuable products, such as a commercial accounts receivable plan to help businesses streamline cash flow. As a result of our ongoing effort to upgrade product lines, both our personal and business banking customers can rely on United Bank to supply all of their financial needs in a friendly and courteous way.

As we grow, United Bank is well-positioned to bring our unique customer service into other communities as well. Our motto is "Your Hometown Advantage." In keeping with our brand, we believe strongly in community investment. We do this in a host of ways, from sponsoring local school events to supporting local civic clubs. United Bank also works hard to keep the community informed.

Customer service. Convenience. Community involvement. Each in turn has contributed to our long and successful tenure in the banking industry. As our second century gets underway, we continue to perfect these elements of service, all to ensure a long and successful life together.



Recent Accomplishments.

At United Bank, we continue our strong growth throughout our region. Yet, growth is more than opening new branches. In the past year, we have ensured future growth by adding new services to make us even more competitive, and even more helpful to our existing customers.

New Branches. Our new branches in Jay, Summerdale, Pace, and the Eastern Shore have completed our plans for immediate growth, allowing us to reach areas with an attractive demographic base. Our Milton branch is near completion and ground breaking for our Loxley branch is fast approaching.

Banking That's Good For The Environment. With online BillPay, Internet banking, online account reports, E-Statements, and more, we can greatly reduce the need for paper in our daily transactions. After all, our environment is the most important asset of all.

Ongoing Technological Improvement. We're never content with the status quo at United Bank. That's why we're investing in an ambitious upgrade of our online capabilities, allowing customers even greater convenience and access to accounts for financial management, BillPay and more.

UNITED BANCORPORATION OF ALABAMA, INC.

DIRECTORS

Michael Andreoli
Partner, Robertson, Andreoli and Covington

Dale Ash
Controller, Pepsi-Cola Bottling Company of Alabama and South Alabama Vending

L. Walter Crim
Owner, Central Farm Supply

Robert R. Jones, III
President and Chief Executive Officer, United Bank

William J. Justice, PD

David D. Swift
President, Swift Supply Company, Inc.
Vice President, Swift Lumber Company, Inc.
Partner, Palustrus Products

J.W. Trawick
President, Trawick Building



The only limits are, as always, those of vision.
—James Broughton

OFFICERS

William J. Justice
Chairman

David D. Swift
Vice Chairman

Robert R. Jones, III
President and Chief Executive Officer

Allen Jones
CFO/Treasurer

Tina Brooks
Secretary

United Bank

Directors

Michael Andreoli

Dale M. Ash

David A. Bagwell

L. Walter Crim

Leslie H. Cunningham

Chris Hornady

Robert R. Jones, III

William J. Justice, PD

Richard K. Maxwell

J. Carl Mixon

Bob W. Sawyer

David D. Swift

J.W. Trawick

Eddie L. Tullis

Officers

Robert R. Jones III, *President, CEO*

Allen Jones, *SVP, CFO*

Alton McRee, *SVP*

Wayne Briske, *SVP, Market President*

Mike Rogers, *SVP, Market President*

P.D. Pollard, *SVP, Market President*

Jonathan Dick, *SVP, Market President*

Russ Banks, *SVP, Senior Commercial Lender*

Bruce Trammell, *SVP*

Tina Brooks, *Corporate Secretary*

Directors Emeritus

H. Leon Esneul

Claude S. Swift

John E. Conn, Jr.

John B. Swift, Jr.

Willie Saucer

James Witherington

Robert H. Maxwell

UNITED BANCORPORATION OF ALABAMA, INC.

BRANCHES



Clarke
Monroe
Conecuh
Escambia
Escambia
Mobile
Baldwin
Santa Rosa

● www.unitedbank.com

BALDWIN COUNTY

Bay Minette
404 Courthouse Square
Bay Minette, Alabama 36507
251.937.0052

615 McMeans Avenue
Bay Minette, Alabama 36507
251.937.0052

Foley
516 S. McKenzie Street
Foley, Alabama 36535
251.943.2020

Lillian
34354 U.S. Highway 98
Lillian, Alabama 36549
251.962.2010

Loxley
2106 South Hickory Street
Loxley, Alabama 36551
251.964.7682

Magnolia Springs
12512 Magnolia Springs Hwy.
Foley, Alabama 36535
251.965.4040

Silverhill
21950 Broad Street
Silverhill, Alabama 36576
251.945.1902

Eastern Shore Centre
30500 Highway 181, Suite 100
Spanish Fort, AL 36526
251.621.1229

Summerdale
1015 Southwest 1st Street
Summerdale, Alabama 36580
251.989.9070

ESCAMBIA COUNTY

Atmore
200 East Nashville Avenue
Atmore, Alabama 36502
251.446.6100

Southside Station
164 Lindberg Avenue
Atmore, Alabama 36502
251.446.6100

Flomaton
705 Sidney E. Manning Boulevard
Flomaton, Alabama 36441
251.296.3493

MONROE COUNTY

Frisco City
4285 Bowden Street
Frisco City, Alabama 36445
251.267.3161

Monroeville
1588 South Alabama Avenue
Monroeville, Alabama 36460
251.743.3161

SANTA ROSA COUNTY

Jay, Florida
14038 Alabama Street
Jay, Florida 32565
850.675.6000

Milton, Florida
5907 Berryhill Medical Park Drive
Milton, Florida 32570
850.981.3352

Pace, Florida
3615 Highway 90
Pace, FL 32571
850.994.2301

Products & Services*

Personal Checking

Freedom Checking – Free Personal Checking Account with no balance requirements and free debit card.

Advantage NOW – Interest Bearing Checking Account with minimum balance requirement.

5-0H! Checking – Personal Checking Account designed for Seniors. All the offers of Freedom Checking with added benefits.

Tiered Money Market Account – A tiered account, with a competitive interest rate, which gives you easy access to your money.

Business Checking

Small Business Checking – A checking account with the Small Business owner in mind. Low monthly fee and special discounts on United Bank's Visa Business Credit Card and SBA Loan opportunities.

Business Check-For-Less – An economical approach to business checking. Online Banking available to allow business owners to manage their account 24 hours a day.

Business Analysis Checking – Designed for businesses with average-to-heavy monthly transaction levels. Analysis method used to determine pricing for this account, making it possible to waive monthly fees.

Savings Tools

Certificates of Deposit (CD) – A variety of terms with competitive rates.

Individual Retirement Account (IRA) – Save for your retirement today. Traditional, Roth, and Educational IRAs available.

Laddered CDs – Align the maturity of your CDs to ensure interest income every 6 months. A great way to provide short term access with long term yields.

Savings Account – Minimum balance requirement. Track balances with Online Banking or BankLine 24-hour telephone banking.

Saver CD – Have a savings goal in mind? Saver CDs offer competitive interest rates and allow you to make monthly contributions through an automatic monthly transfer from your United Bank checking account.

CDARS (Certificate of Deposit Account Registry Service) – Through a membership network, United Bank can be your source to receive full FDIC coverage on large deposits (up to $50,000,000 and subject to change) all while working with only one bank.

Trade-A-Rate CDs – Open a 7 month or 11 month CD at a great rate. Enjoy the one time opportunity to raise your interest rate should rates rise during your selected term.

Financial Services

United Bank offers Full Service and Discount Brokerage and Insurance through UVEST Investment Securities, Inc. All Securities provided by UVEST are not FDIC Insured, have no Financial Institution Guarantee, and may lose value.

United Bank Financial Services can assist you with:

Mutual Funds	Annuities
Tax-Favored Investments	Retirement Planning
Life Insurance	Asset Allocation
Portfolio Management	Financial Planning
Money Market Accounts	And much more!
Stocks and Bonds	

Loans

United Bank offers a wide variety of lending options to help with any need and for all stages of life.

Personal Loans	Small Business Administration (SBA) Loans
Vehicle Loans	Mortgage Loans
Commercial Loans	Personal and Business Visa Credit Cards
Agriculture Loans	

Miscellaneous

- 18 ATM locations throughout Southwest Alabama and Northwest Florida.
- BankLine – United Bank's 24 hour telephone banking service (800-861-8752).
- CheckEasy – United Bank's Debit Card can be used at any location that accepts MasterCard.
- Online Banking – access your accounts online at www.unitedbank.com.
- Online Bill Pay – pay your bills electronically through United Bank's Online Banking services.
- Visa Gift Cards – they're not just for Christmas anymore! Give someone special a gift card that can be loaded up to $750 and used anywhere that accepts Visa.

** See your nearest United Bank office for a complete listing of products and services*

UNITED BANCORPORATION OF ALABAMA, INC.

NEW PRODUCTS

United Bank prides itself in providing unique products and services. Please visit www.unitedbank.com for more details and availability of the products listed below.

NEW SERVICES

Visa Travel Money Card

Going on a trip but worried about traveling with cash or trying to use your check abroad? Visa Travel Money cards are reloadable prepaid cards used to pay for goods or services or to obtain cash at ATMs or VISA member locations worldwide. A convenient and safe alternative to Travelers Checks, Visa Travel Money Cards are easily replaced if lost or stolen.

Personal Storage Compartments

Personal Storage Compartments (PSCs) are new to United Bank and the American banking industry. Need a secure, convenient location to keep sensitive documents or smaller keepsakes away from home? PSCs are the perfect solution. These durable, fireproof compartments can be accessed without the aid of bank personnel.

Enter as often as you like during normal banking hours. A four-digit PIN code eliminates the need for keys to lock or unlock your PSC. PSCs are now available in United Bank's Magnolia Springs location and in Jay (FL) and other future locations.

Dedicated to a greener environment.

With a century of agricultural financing, we know our most important asset of all is the environment. So our internet banking, direct and remote deposits, e-statements, bill pay, debit cards and more make it possible for you to bank without paper or driving, giving a huge dividend for our environment.

E-Statements

E-statements from United Bank allow you to receive and view your statements on the computer and eliminate unwanted paper mail from coming to your doorstep each month.

With E-statements, you discontinue receiving statements through the mail and begin receiving everything online. Each month, when your statement is ready to be viewed, you will receive an e-mail notification. Just log onto the server link provided in your e-mail, input your name and password and view your statement. It's that easy! Your statement will look exactly the same as if you were to receive it in the mail. Our software will allow you to view 2 years of statement history. You may also save your statements onto your hard drive and keep them as long as you want.

X PLEASE MARK VOTES AS IN THIS EXAMPLE

REVOCABLE PROXY
UNITED BANCORPORATION OF ALABAMA, INC.

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS

The undersigned stockholder of United Bancorporation of Alabama, Inc. (the "Corporation"), Atmore, Alabama, hereby constitutes and appoints Michael R. Andreoli, Dale M. Ash, L. Walter Crim, Robert R. Jones, III, William J. Justice, David D. Swift and J. Wayne Trawick and any of them, with full power of substitution, proxies to vote the number of shares of Corporation common stock that the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held at the corporate offices of United Bank, 200 East Nashville Avenue, Atmore, Alabama, on May 7, 2008, at 3:00 p.m., local time, or at any adjournments thereof (the "Meeting"), upon the proposals described in the Proxy Statement and Notice of Annual Meeting of Stockholders, both dated April 4, 2008, receipt of which is hereby acknowledged, in the manner specified below.

SEC
Mail Processing
Section

APR 14 2008

Washington, DC
101

Please be sure to sign and date this Proxy in the box below.

Date

Stockholder sign above ——— Co-holder (if any) sign above

	For All	With-hold	For All Except
Proposal 1. Election as director to serve until the 2011 Annual Meeting of Stockholders and until his or her successor is elected and qualified:	☐	☐	☐

Dale M. Ash and Robert R. Jones, III

INSTRUCTION: To withhold authority to vote for any individual nominee, mark "For All Except" and write that nominee's name in the space provided below.

____

In their sole discretion, the proxies are authorized to vote upon such other business as may come properly before the Meeting or any adjournment thereof.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this Proxy will be voted FOR election of the above-named nominees as directors and with discretionary authority on all other matters that may come properly before the Meeting.

Please sign exactly as your name appears on your stock certificate and date. Where shares are held jointly, each stockholder should sign. When signing as executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

THIS PROXY IS SOLICITED ON BEHALF OF THE CORPORATION'S BOARD OF DIRECTORS AND MAY BE REVOKED BY THE STOCKHOLDER(S) PRIOR TO ITS EXERCISE.

Detach above card, sign, date and mail in postage paid envelope provided.

UNITED BANCORPORATION OF ALABAMA, INC.

PLEASE ACT PROMPTLY
SIGN, DATE & MAIL YOUR PROXY CARD TODAY

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

____

____

____

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

Commission File No. 2-78572

UNITED BANCORPORATION OF ALABAMA, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	63-0833573 (I.R.S.Employer Identification No.)

P.O. Drawer 8, Atmore, Alabama 36504
(Address of principal executive offices)

Registrant's telephone number, including area code: (251) 446-6000

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Class A Common Stock, Par Value $.01 Per Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

Aggregate market value of voting and nonvoting common equity held by non affiliates as of March 27, 2008 was $37,662,929 computed by reference to the price reported to the registrant at which the common equity was last sold on or prior to that date and using beneficial ownership of stock rules adopted pursuant to Section 13 of the Securities Exchange Act of 1934 to exclude voting stock owned by directors and executive officers, some of whom might not be held to be affiliates upon judicial determination.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Common Stock	Par Value	Outstanding at March 27, 2008
Class A	$ .01	2,251,164 Shares*
Class B	$ .01	0 Shares

* Excludes 133,007 shares held as treasury stock.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant's Proxy Statement relating to the 2008 Annual Meeting of Stockholders is incorporated by reference in Part III of this report.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

ITEM 1A. RISK FACTORS

ITEM 1B. UNRESOLVED STAFF COMMENTS

ITEM 2. PROPERTIES

ITEM 3. LEGAL PROCEEDINGS

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

ITEM 9A(T). CONTROLS AND PROCEDURES

ITEM 9B. OTHER INFORMATION

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

ITEM 11. EXECUTIVE COMPENSATION

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

SIGNATURES

INDEX TO EXHIBITS

Employment Agreement - Allen O. Jones, Jr.

Subsidiaries of the Registrant

Consent of Independent Registered Public Accounting Firm (Mauldin & Jenkins, LLC)

Certification of CEO Pursuant to Rules 13a-15(e) and 15d-15(e)

Certification of CFO Pursuant to Rules 13a-15(e) and 15d-15(e)

Certification Pursuant to 18 U.S.C. Section 1350

Certification Pursuant to 18 U.S.C. Section 1350

PART I

ITEM 1. BUSINESS

Forward-Looking Statements

When used or incorporated by reference herein, the words "anticipate", "estimate", "expect", "project", "target", "goal", and similar expressions, are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including those set forth elsewhere herein, as well as the possibilities of (i) increases in competitive pressures in the banking industry, particularly with respect to community banks; (ii) costs or difficulties, relating to the planned increase in the number of Bank offices, which are greater than expected based on prior experience; (iii) general economic conditions, either nationally or regionally, that are less favorable than expected, resulting in deterioration in loan demand, credit quality and/or borrower liquidity, among other things; (iv) changes which may occur in the regulatory environment; and (v) large and/or rapid changes in interest rates. These forward-looking statements speak only as of the date they are made. The Corporation expressly disclaims any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein to reflect any change in the Bank's expectations with regard to any change in events, conditions or circumstances on which any such statement is based.

United Bancorporation of Alabama, Inc and United Bank

United Bancorporation of Alabama, Inc. (the "Corporation") is a one-bank financial holding company, with headquarters in Atmore, Alabama. The Corporation was incorporated under the laws of Delaware on March 8, 1982 for the purpose of acquiring all of the issued and outstanding capital stock of The Bank of Atmore, Atmore, Alabama ("Atmore") and Peoples Bank, Frisco City, Alabama ("Peoples"). Atmore was merged into United Bank of Atmore, a wholly-owned subsidiary of the Corporation, and Peoples was merged into United Bank of Frisco City ("Frisco City"), also a wholly-owned subsidiary of the Corporation, in late 1982. Effective March 30, 1984, Frisco City merged into United Bank of Atmore, which had previously changed its name to simply "United Bank."

The Corporation and its subsidiary, United Bank (herein "United Bank" or the "Bank"), operate primarily in one business segment, commercial banking. United Bank contributes substantially all of the total operating revenues and consolidated assets of the Corporation. The Bank serves its customers from sixteen full service banking offices located in Atmore (2 offices), Frisco City, Monroeville, Flomaton, Foley, Lillian, Bay Minette (2 offices), Silverhill, Magnolia Springs, Spanish Fort and Summerdale, Alabama, and in Jay, Pace and Milton, Florida. Additionally, a loan production office is located in Loxley, Alabama.

United Bank offers a broad range of banking services. Services to business customers include providing remote deposit capabilities, checking and time deposit accounts and various types of lending services. Services provided to individual customers include checking accounts, NOW accounts, money market deposit accounts, statement savings accounts, repurchase agreements and various other time deposit savings programs and loans, including business, personal, automobile, home and home improvement loans. United Bank offers securities brokerage services, Visa multi-purpose, and nationally recognized credit card service. The Bank also offers internet banking, bill pay and access to online brokerage services at its web site, www.unitedbank.com. The Bank also owns an insurance agency, United Insurance Services, Inc., which opened and began business in 2001.

Competition — The commercial banking business is highly competitive and United Bank competes actively with state and national banks, savings and loan associations, insurance companies, brokerage houses, and credit unions in its market areas for deposits and loans. In addition, United Bank competes with other financial institutions, including personal loan companies, leasing companies, finance companies and certain governmental agencies, all of which engage in marketing various types of loans and other services. The regulatory environment affects competition in the bank business as well.

Employees — The Corporation and its subsidiary had approximately 188 full-time equivalent employees at December 31, 2007. All of the employees are engaged in the operations of United Bank, its subsidiary, or the Corporation. The Corporation considers its employee relations good, and has not experienced and does not anticipate any work stoppage attributable to labor disputes.

Supervision, Regulation and Government Policy — Bank holding companies, banks and many of their non-bank affiliates are extensively regulated under both federal and state law. The following brief summary of certain statutes, rules and regulations affecting the Corporation and the Bank is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below, and is not intended to be an exhaustive description of the statutes or regulations applicable to the Corporation's business. Any change in applicable law or regulations could have a material effect on the business of the Corporation and its subsidiary. Supervision, regulation and examination of banks by bank regulatory agencies are intended primarily for the protection of depositors rather than holders of Corporation common stock.

The Corporation is registered as a financial holding company ("FHC") with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). As such, the Corporation is subject to the supervision, examination, and reporting requirements in the BHC Act and the regulations of the Federal Reserve. The Corporation is a "Financial Holding Company" (FHC). See discussion of the Gramm-Leach-Bliley Financial Services Modernization Act below.

The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before it may acquire substantially all of the assets of any bank or control of any voting shares of any bank, if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. The BHC Act requires the Federal Reserve to consider, among other things, anticompetitive effects, financial and managerial resources and community needs in reviewing such a transaction. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, enacted in September 1994, bank holding companies were permitted to acquire banks located in any state without regard to whether the transaction is prohibited under any state law (except that states may establish a minimum age of not more than five years for local banks subject to interstate acquisitions by out-of-state bank holding companies), and interstate branching was permitted beginning June 1, 1997 in certain circumstances.

With the prior approval of the Superintendent of the Alabama State Department of Banking ("Superintendent") and their primary federal regulators, state banks are entitled to expand by branching.

The Corporation is a legal entity separate and distinct from the Bank. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the Corporation. Such transactions, including extensions of credit, sales of securities or assets and provision of services, also must be on terms and conditions consistent with safe and sound banking practices, including credit standards, that are substantially the same or at least as favorable to the Bank as prevailing at the time for transactions with unaffiliated companies. Also, as a subsidiary of a bank holding company, the Bank is generally prohibited from conditioning the extension of credit or other services, or conditioning the lease or sale of property, on the customer's agreement to obtain or furnish some additional credit, property or service from or to such subsidiary or an affiliate.

The Bank is a state bank, subject to state banking laws and regulation, supervision and regular examination by the Alabama State Department of Banking (the "Department"), and as a member of the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation (the "FDIC"), is also subject to FDIC regulation and examination. The Bank is not a member of the Federal Reserve System. Areas subject to federal and state regulation include dividend payments, reserves, investments, loans, interest rates, mergers and acquisitions, issuance of securities, borrowings, establishment of branches and other aspects of operation, including compliance with truth-in-lending and usury laws, and regulators have the right to prevent the development or continuance of unsafe or unsound banking practices regardless of whether the practice is specifically proscribed or otherwise violates law.

Dividends from United Bank constitute the major source of funds for the Corporation. United Bank is subject to state law restrictions on its ability to pay dividends, primarily that the prior written approval of the Superintendent is required if the total of all dividends declared in any calendar year exceeds the total of United Bank's net earnings of that year combined with its retained net earnings of the preceding two years, less any required transfers to surplus. United Bank is subject to restrictions under Alabama law which also prohibits any dividends from being made from surplus without the Superintendent's prior written approval and the general restriction that dividends in excess of 90% of United Bank's net earnings (as defined by statute), may not be declared or paid unless United Bank's surplus is at least equal to 20% of its capital. United Bank's surplus is significantly in excess of 20% of its capital. Federal bank regulatory agencies also have the general authority to limit the dividends paid by insured banks and bank holding companies if such payment is deemed to constitute an unsafe and unsound practice. Federal law provides that no dividends may be paid which would render the Bank undercapitalized. United Bank's ability to make funds available to the Corporation also is subject to restrictions imposed by federal law on the ability of a bank to extend credit to its parent company, to purchase the assets thereof, to issue a guarantee, acceptance or letter of credit on behalf thereof or to invest in the stock or securities thereof or to take such stock or securities as collateral for loans to any borrower.

The Bank is also subject to the requirements of the Community Reinvestment Act of 1977 ("CRA"). The CRA and the regulations implementing the CRA are intended to encourage regulated financial institutions to help meet the credit needs of their local community, including low and moderate-income neighborhoods, consistent with the safe and sound operation of financial institutions. The regulatory agency's assessment of the Bank's CRA record is made available to the public.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") recapitalized the BIF and included numerous revised statutory provisions. FDICIA established five capital tiers for insured depository institutions: "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", and "critically undercapitalized", as defined by regulations adopted by the Federal Reserve, the FDIC and other federal depository institution regulatory agencies. At December 31, 2007, the Bank was "well capitalized" and was not subject to restrictions imposed for failure to satisfy applicable capital requirements. BIF premiums for each member financial institution depend upon the risk assessment classification assigned to the institution by the FDIC.

Banking is a business that primarily depends on interest rate differentials. In general, the difference between the interest rate paid by a bank on its deposits and other borrowings and the interest rate received by the bank on its loans and securities holdings constitutes the major portion of the bank's earnings. As a result, the earnings and business of the Corporation are and will be affected by economic conditions generally, both domestic and foreign, and also by the policies of various regulatory authorities having jurisdiction over the Corporation and the Bank, especially the Federal Reserve. The Federal Reserve, among other functions, regulates the supply of credit and deals with general economic conditions within the United States. The instruments of monetary policy employed by the Federal Reserve for those purposes influence in various ways the overall level of investments, loans and other extensions of credit and deposits and the interest rates paid on liabilities and received on assets.

The enactment of the Gramm-Leach-Bliley Financial Services Modernization Act (the "GLB Act") on November 12, 1999 represented an important development in the powers of banks and their competitors in the financial services industry by removing many of the barriers between commercial banking, investment banking, securities brokerages and insurance. Inter-affiliation of many of these formerly separated businesses is now common. The GLB Act includes significant provisions regarding the privacy of financial information. These financial privacy provisions generally require a financial institution to adopt a privacy policy regarding its practices for sharing nonpublic personal information and to disclose such policy to their customers, both at the time the customer relationship is established and at least annually during the relationship. These provisions also prohibit the Corporation from disclosing nonpublic personal financial information to third parties unless customers have the opportunity to opt out of the disclosure. The GLB Act gives the Federal Reserve broad authority to regulate FHCs, but provides for functional regulation of subsidiary activities by the Securities Exchange Commission, Federal Trade Commission, state insurance and securities authorities and similar regulatory agencies.

On October 26, 2001, President Bush signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA Patriot Act"). Among its provisions, the USA Patriot Act requires each financial institution: (i) to establish an anti-money laundering program, (ii) to establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving foreign individuals and certain foreign banks and (iii) to avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, the USA Patriot Act contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. The USA Patriot Act has not had a significant impact on the financial condition or results of operations of the Corporation.

In July 2002 the Sarbanes-Oxley Act of 2002 (the "SOA") was enacted. The SOA established many new operational and disclosure requirements, with the stated goals of, among other things, increasing corporate responsibility and protecting investors by improving corporate disclosures. The SOA applies generally to companies that file periodic reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "Exchange Act"). As an Exchange Act reporting company, the Corporation is subject to some SOA provisions. Other SOA requirements apply only to companies which, unlike the Corporation, have stock traded on a national stock exchange or the NASDAQ.

Selected Statistical Information — The following tables set forth certain selected statistical information concerning the business and operations of the Corporation and its wholly-owned subsidiary, United Bank, as of December 31, 2007, 2006 and 2005. Averages referred to in the following statistical information are generally average daily balances.

Analysis of Net Interest Earnings: The following table sets forth interest earned and the average yield on the major categories of the Corporation's interest-earning assets and interest-bearing liabilities.

	(Dollars in Thousands)		
	Average Balance	Interest Income Expense	Average Rates Earned Paid
2007			
Loans, net (1)	$ 251,348	$ 21,195	8.43%
Taxable securities available for sale	73,682	3,662	4.97%
Tax exempt sec available for sale (2)	35,750	2,163	6.05%
Federal funds sold and repurchase agreements	5,230	258	4.93%
Interest-bearing deposits with other financial institutions	12,832	667	5.20%
Total interest-earning assets	$ 381,137	$ 27,945	7.38%
Saving deposits and demand deposits interest-bearing	$ 90,123	$ 2,052	2.28%
Time deposits	174,009	8,407	4.83%
Repurchase agreements	40,909	1,708	4.18%
Other borrowed funds	18,318	1,396	7.62%
Total interest-bearing liabilities	$ 323,359	$ 13,563	4.19%
Net interest income/net yield on interest earning assets		$ 14,382	3.8%
	Average Balance	Interest Income Expense	Average Rates Earned Paid
2006			
Loans, net (1)	$ 242,431	$ 20,815	8.59%
Taxable securities available for sale	43,275	2,112	4.88%
Tax exempt sec available for sale (2)	31,870	1,912	6.00%
Federal funds sold and repurchase agreements	8,535	434	5.08%
Interest-bearing deposits with other financial institutions	10,369	427	4.12%
Total interest-earning assets	$ 336,480	$ 25,700	7.64%
Saving deposits and demand deposits interest-bearing	$ 79,120	$ 1,197	1.51%
Time deposits	143,241	5,846	4.08%
Repurchase agreements	41,745	1,661	3.98%
Other borrowed funds	16,380	1,052	6.42%
Total interest-bearing liabilities	$ 280,486	$ 9,756	3.48%
Net interest income/net yield on interest earning assets		$ 15,944	4.74%
	Average Balance	Expense	Earned Paid
2005			
Loans, net (1)	$ 213,311	$ 15,786	7.40%
Taxable securities available for sale	42,604	1,822	4.28%
Tax exempt sec available for sale (2)	26,117	1,575	6.03%
Federal funds sold and repurchase agreements	9,784	243	2.48%
Interest-bearing deposits with other financial institutions	6,847	204	2.98%
Total interest-earning assets	$ 298,663	$ 19,630	6.57%
Saving deposits and demand deposits interest-bearing	$ 74,362	$ 893	1.20%
Time deposits	122,387	3,290	2.69%
Repurchase agreements	27,580	642	2.33%
Other borrowed funds	13,500	678	5.02%
Total interest-bearing liabilities	$ 237,829	$ 5,503	2.31%
Net interest income/net yield on interest earning assets		$ 14,127	4.73%

(1) Loans on nonaccrual status have been included in the computation of average balances.

(2) Yields on tax-exempt obligations have been computed on a full federal tax-equivalent basis using an income tax rate of 34% for 2007, 2006, and 2005.

Analysis of Changes in Interest Income and Interest Expense: The following is an analysis of the dollar amounts of changes in interest income and interest expense due to changes in rates and volume for the periods indicated.

(Dollars in Thousands)

Average Balances 2007	Average Balances 2006		Interest Income Expense 2007	Interest Income Expense 2006	Variance	Variance as to Rate	Variance as to Volume
$ 251,348	$ 242,431	Loans (Net)	$ 21,194	$ 20,815	$ 379	$ (368)	$ 747
73,682	43,275	Taxable SecuritiesAFS (1)	3,692	2,112	1,580	122	1,458
35,750	31,870	Tax Exempt Securities AFS (2)	2,164	1,912	252	20	232
5,230	8,535	Fed Funds Sold	258	434	(176)	(12)	(164)
12,832	10,369	Interest Bearing Deposits	637	427	210	97	113
$ 378,842	$ 336,480	Total Earning Assets	$ 27,945	$ 25,700	$ 2,245	$ (141)	$ 2,386
$ 90,123	$ 79,120	Savings and Interest Bearing Demand Deposits	$ 2,052	$ 1,197	$ 855	$ 312	$ 543
174,009	143,241	Time Deposits	8,407	5,846	2,561	1,368	1,193
40,909	41,745	Repurchase Agreements	1,708	1,661	47	78	(31)
18,318	16,380	Other Borrowed Funds	1,396	1,052	344	138	205
$ 323,359	$ 280,486	Total Interest Bearing Liabilities	$ 13,563	$ 9,756	$ 3,807	$ 1,896	$ 1,910

The variance of interest due to both rate and volume has been allocated proportionately to the rate and the volume components based on the relationship of the absolute dollar amounts of the change in each.

(1) Available for Sale (AFS)

(2) Yields on tax-exempt obligations have been computed on a full federal tax-equivalent basis using an income tax rate of 34% for 2007, 2006, and 2005.

Analysis of Changes in Interest Income and Interest Expense: The following is an analysis of the dollar amounts of changes in interest income and interest expense due to changes in rates and volume for the periods indicated.

(Dollars in Thousands)

Average Balances 2006	Average Balances 2005		Interest Income Expense 2006	Interest Income Expense 2005	Variance	Variance as to Rate	Variance as to Volume
$ 242,431	$ 213,311	Loans (Net)	$ 20,815	$ 15,786	$ 5,029	$ 2,684	$ 2,345
43,275	42,604	Taxable SecuritiesAFS (1)	2,112	1,822	290	30	260
31,870	26,117	Tax Exempt Securities AFS (2)	1,912	1,575	337	(15)	352
8,535	9,784	Fed Funds Sold	434	243	191	(52)	243
10,369	6,847	Interest Bearing Deposits	427	204	223	132	91
$ 336,480	$ 298,663	Total Earning Assets	$ 25,700	$ 19,630	$ 6,070	$ 2,779	$ 3,291
$ 79,120	$ 74,362	Savings and Interest Bearing Demand Deposits	$ 1,197	$ 893	$ 304	$ 255	$ 49
143,241	122,387	Time Deposits	5,846	3,290	2,556	1,732	824
41,745	27,580	Repurchase Agreements	1,661	642	1,019	595	424
16,380	13,500	Other Borrowed Funds	1,052	678	374	130	244
$ 280,486	$ 237,829	Total Interest Bearing Liabilities	$ 9,756	$ 5,503	$ 4,253	$ 2,712	$ 1,541

The variance of interest due to both rate and volume has been allocated proportionately to the rate and the volume components based on the relationship of the absolute dollar amounts of the change in each.

(1) Available for Sale (AFS)

(2) Yields on tax-exempt obligations have been computed on a full federal tax-equivalent basis using an income tax rate of 34% for 2006 and 2005.

Investments — The investment policy of United Bank provides that funds that are not otherwise needed to meet the loan demand of United Bank's market area can best be invested to earn maximum return for the Bank, yet still maintain sufficient liquidity to meet fluctuations in the Bank's loan demand and deposit structure. Since 2001 the Bank has moved all investments held to maturity to available for sale. The Bank's current loan policy establishes the optimal ratio of total loans to the sum of deposits and repurchase agreements as being 85%. This ratio as of December 31, 2007 was 65.14%. Growth in the loan portfolio is driven by general economic conditions and the availability of loans meeting the Bank's credit quality standards. Management expects that funding for any growth in the loan portfolio would come from deposit growth, repurchase agreement growth, reallocation of maturing investments and advances from the Federal Home Loan Bank of Atlanta (FHLB). Management intends to make use of longer term Out of Market CD's and term FHLB advances to fund fixed rate loans with maturities in excess of one (1) year.

Securities Portfolio — The Bank's investment policy as approved by the Board of Directors dictates approved types of securities and the conditions under which they may be held. Attention is paid to the maturity and risks associated with each investment. The distribution reflected in the tables below could vary with economic conditions, which could shorten or lengthen maturities. Management believes the level of credit and interest rate risks inherent in the securities portfolio is low.

The following table sets forth the distribution of maturities of investment securities available for sale:

Maturity Distribution of Investment Securities Available for Sale
December 31, 2007, 2006, and 2005
(Dollars in Thousands)

	2007		2006		2005	
US Government Agencies excluding Mortgage Backed securities Within one year	$ 22,434	4.28%	$ 29,457	5.40%	$ —	0.00%
1-5 years	14,236	4.73%	12,869	4.48%	17,103	4.06%
5-10 years	21,943	5.49%	11,785	5.48%	2,000	4.89%
After 10 years	1,002	5.75%	1,000	5.75%	—	0.00%
Total	$ 59,615	4.86%	$ 55,111	5.21%	$ 19,103	4.15%
Mortgage Backed Securities Within one year	$ 728	3.60%	$ —	0.00%	$ —	0.00%
1-5 years	2,356	4.05%	3,980	4.02%	4,292	3.83%
5-10 years	4,620	4.05%	6,000	4.05%	8,358	4.06%
After 10 years	9,208	4.74%	11,435	4.66%	11,123	4.98%
Total	$ 16,912	4.44%	$ 21,415	4.37%	$ 23,773	4.45%
State & Municipal (1) Within one year	$ 469	4.06%	$ 591	2.52%	$ 1,000	3.13%
1-5 years	6,318	3.90%	5,169	3.88%	4,709	3.76%
5-10 years	14,160	4.02%	12,407	4.09%	10,416	4.11%
After 10 years	14,471	4.02%	14,482	4.01%	12,769	4.01%
Total	$ 35,418	4.00%	$ 32,649	3.99%	$ 28,894	3.97%
Totals	$ 111,945	4.52%	$ 109,175	4.68%	$ 71,770	4.18%

(1) Yields on tax-exempt obligations have been computed on a full federal tax-equivalent basis using an income tax rate of 34% for 2007, 2006 and 2005.

Relative Lending Risk — United Bank serves both rural and suburban markets. The rural market is composed primarily of lower to middle income families. The rural market economy is influenced by timber and agricultural production. The suburban market is faster growing, more commercial and is composed of a higher income mix than the rural market. The Bank's loan portfolio mix is reflective of these markets. The Bank's ratio of loans to assets or deposits is comparable to its peer banks serving similar markets.

The risks associated with the Bank's lending are primarily interest rate risk and credit risks from economic conditions and concentrations and/or quality of loans.

Interest rate risk is a function of the maturity of the loan and method of pricing. The Bank's loan maturity distribution reflects 6.22% of the portfolio maturing in one year or less. In addition, 45.94% of all loans float with an interest rate index. The maturity distribution and floating rate loans help protect the Bank from unexpected interest rate changes.

Loan concentrations present different risk profiles depending on the type of loan. The majority of all types of loans offered by the Bank are collateralized. Regardless of the type of loan, repayment ability of the borrower and collateralized lending is based upon an evaluation of the collateral. Loan policy, as approved by the Board of Directors of the Bank, establishes collateral guidelines for each type of loan.

Small banks located in one community experience a much higher risk due to the dependence on the economic viability of that single community. United Bank is more geographically diverse than some of its local community banking competitors. With offices in fifteen communities, risks associated with the effects of major economic disruptions in one community are somewhat mitigated. This geographic diversity affects all types of loans and plays a part in the Bank's risk management.

Each type of loan exhibits unique profiles of risk that could threaten repayment.

Commercial lending requires an understanding of the customers' business and financial performance. The Bank's commercial customers are primarily small to middle market enterprises. The larger commercial accounts are managed by Senior Commercial lenders. Risks in this category are primarily economic. Shifts in local and regional conditions could have an effect on individual borrowers; but as previously mentioned, the Bank attempts to spread this risk by serving multiple communities. As with the other categories, these loans are typically collateralized by assets of the borrower. In most situations, the personal assets of the business owners also collateralize the credit.

Agricultural lending is a specialized type of lending for the Bank. Due to the unique characteristics in this type of loan, the Bank has loan officers dedicated to this market. Collateral valuation and the experience of the borrower play heavily into the approval process. This loan category includes financing equipment, crop production, timber, dairy operations and others. Given the broad range of loans offered, it is difficult to generalize risks in agricultural lending. The area of greatest attention and risk is crop production loans. Risks associated with catastrophic crop losses are mitigated by crop insurance, government support programs, experience of the borrower, collateral other than the crop and the borrower's other financial resources. Routine visitations and contact with the borrower help inform the Bank about crop conditions.

Real estate loans, whether they are construction or mortgage, historically have had lower delinquency rates than other types of loans in the portfolio. This is no longer the case with the change in the real estate market. The Bank makes very few long term, fixed rate mortgage loans; however, it does offer loans with repayment terms based on amortization of up to 30 years with balloon features of shorter durations. The Bank also offers several different long-term mortgage programs provided by third party processors.

Installment loans are generally collateralized. Given the small dollar exposure on each loan, the risk of a significant loss on any one credit is limited. Pricing and close monitoring of past due loans enhance the Bank's returns from this type of loan and minimize risks.

An average loan in the loan portfolio at December 31, 2007 was approximately $65,219, an increase of $3,236 from the 2006 level.

LOAN PORTFOLIO MATURITIES

Maturities and loan re-pricing indices in the Corporation's loan portfolio are as follows:

Remaining Maturity

December 31, 2007

(Dollars in Thousands)

	One year or less	One - five years	After five years	Total
Real estate — construction	$ 9,045	$ 56,955	$ 2,699	$ 68,699
Real estate — mortgage 1-4 family	615	27,264	13,860	41,739
Real estate — commercial	671	40,611	13,281	54,563
Real estate — other	1,201	16,959	13,377	31,537
Agricultural	490	7,719	1,045	9,254
Commercial	3,202	32,362	10,566	46,130
Other loans	1,412	11,494	2,310	15,216
Totals	$ 16,636	$ 193,364	$ 57,138	$ 267,138

Loans by Re-pricing Index

(Dollars in Thousands)

	Prime	LIBOR	Other	Total
Real estate — construction	$ 49,275	$ 4,517	$ —	$ 53,792
Real estate — mortgage 1-4 family	16,035	—	—	16,035
Real estate — commercial	19,723	707		20,430
Real estate — other	11,087		425	11,512
Agricultural	1,920			1,920
Commercial	18,369	—	—	18,369
Other loans	667	—	—	667
Totals	$ 117,076	$ 5,224	$425	$ 122,725

For additional information regarding interest rate sensitivity see INTEREST RATE RISK included in Item 1A below.

Non-performing Assets: Management considers a loan to be impaired when it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered impaired, the amount of impairment is measured based on the net present value of expected future cash flows discounted at the note's effective interest rate. If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment. Impaired loans are covered by the allowance for loan losses through a charge to the provision for loan losses. Subsequent recoveries are added to the allowance.

At December 31, 2007, the Bank had impaired loans aggregating $11,710,174, compared with impaired loans totaling $1,766,960 as of December 31, 2006. The majority of this increase is due to seven commercial real estate loans comprising $10,959,402 which were determined to be impaired during 2007. Reserves in the amount of $1,825,820, or 16.65% of the aggregate outstanding balance of these loans, have been established. In March of 2008, the Bank was granted summary judgment with respect to the enforceability of the loan documents in connection with one of these loans that accounts for 30% of the total impaired loans. Subject to continuing litigation developments, management believes that this ruling will expedite the Bank's efforts to collect on the loan. The remaining six loans are predominantly commercial real estate loans ranging from approximately $100,000 to approximately $3,000,000. Because the commercial real estate market both nationally and in the Bank's specific market area is experiencing unusual weakness, management has focused additional attention on this segment of the portfolio.

The following table sets forth the Corporation's non-performing assets at December 31, 2007, 2006, and 2005. Under the Corporation's nonaccrual policy, a loan is placed on nonaccrual status when the ability to collect the principal and interest is in doubt or when principal and interest is 90 days or more past due, except for credit cards, which continue to accrue interest.

	Descriptions	2007	2006	2005
A	Loans accounted for on a nonaccrual basis	$ 11,079	$ 1,570	$ 1,406
B	Loans which are contractually past due ninety days or more as to interest or principal payments (excluding balances included in (A) above)	26	9	4
C	Loans, the terms of which have been renegotiated to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower.	54	197	318
D	Other non-performing assets	551	621	1,131
	Total	$ 11,710	$ 2,397	$ 2,859

If nonaccrual loans in (A) above had been current throughout their term, interest income would have been increased by $685,398, $123,917 and $165,159 for 2007, 2006, and 2005 respectively. All of the assets in (D) above at the end of 2007, 2006, and 2005 were other real estate owned (ORE).

There may be additional loans in the Bank's portfolio that may become classified or impaired as conditions continue to change. Regulatory examiners may require the Bank to recognize additions to the allowance based upon their judgments about information available to them at the time of their examination.

Loan Concentrations: On December 31, 2007, the Bank had $40,792,171 of agriculture related loans as compared to $36,937,617 and $35,407,000 in 2006 and 2005, respectively. Real estate construction and 1-4 family residential mortgage loans were $68,699,154 and $41,738,820 respectively in 2007 and $59,392,025 and $37,899,222 respectively in 2006 and 2005.

Summary of Loan Loss Experience
(Dollars in Thousands)

	2007	2006	2005
Average amount of loans outstanding, net	$ 251,348	$ 243,546	$ 213,311
Allowance for loan losses beginning January 1	$ 3,011	$ 3,028	$ 2,562
Loans Charged off: Commercial, financial and agriculture	(226)	(960)	(365)
Real estate — mortgage	—	—	—
Installment loans to individuals	(213)	(95)	(108)
Total Charged off	(439)	(1,055)	(473)
Recoveries during the period Commercial, financial and agriculture	12	35	2
Real estate — mortgage	—	—	—
Installment loans to individuals	17	45	57
Total Recoveries	29	80	59
Loans Charged off, net	(410)	(975)	(414)
Other Adjustments		(102)	—
Additions to the allowance charged to operations	1,380	1,060	880
	$ 3,981	$ 3,011	$ 3,028
Ratio of net charge offs during the period to average loans outstanding	0.16%	0.40%	0.19%

Allowance for Loan Losses: The allowance for loan losses is maintained at a level which, in management's opinion, is appropriate to provide for estimated losses in the portfolio at the balance sheet date. Factors considered in determining the adequacy of the allowance include historical loan loss experience, the amount and trend of past due loans, loans classified from the most recent regulatory examinations and internal reviews, general economic conditions and the current portfolio mix. The amount charged to the provision is that amount necessary to maintain the allowance for loan losses at a level indicative of the associated risk, as determined by management, of the current portfolio.

The allowance for loan losses consists of two portions: the classified portion and the nonclassified portion. The classified portion is based on identified problem loans and is determined based on an assessment of credit risk related to those loans. Specific loss estimate amounts are included in the allowance based on an evaluation of the individual credits. Any loan categorized loss is charged off in the period which the loan is so categorized.

The nonclassified portion of the allowance is for probable inherent losses which exist as of the evaluation date even though they may not have been identified by the more objective processes for the classified portion of the allowance. This is due to the risk of error and inherent imprecision in the process. This portion of the allowance is particularly subjective and requires judgments based upon qualitative factors, which do not lend themselves to exact mathematical calculations. Some of the factors considered are changes in credit concentrations, loan mix, historical loss experience, and general economic environment in the Corporation's markets.

While the total allowance is described as consisting of a classified and a nonclassified portion, these terms are primarily used to describe a process. Both portions are available to support inherent losses in the loan portfolio. Management realizes that general economic trends greatly affect loan losses, and no assurances can be made that future charges to the allowance for loan losses will not be significant in relation to the amount provided during a particular period, or that future evaluations of the loan portfolio based on conditions then prevailing will not require sizable charges to income. Management does, however, consider the allowance for loan losses to be appropriate for the reported periods. The Corporation has allocated proportionately the nonclassified portion of the allowance to the individual loan categories for purposes of the loan loss allowance table below.

Management believes that the allowance for loan losses at December 31, 2007 is appropriate given past experience and the underlying strength of the loan portfolio.

The table below reflects an allocation of the allowance for the years ended December 31, 2007, 2006, and 2005. The allocation represents an estimate for each category of loans based upon historical experience and management's judgment.

(Dollars In Thousands)

	Allowance			Percentage of Loans to Total Loans		
	2007	2006	2005	2007	2006	2005
Commercial, financial and agricultural	$ 2,964	$ 2,173	$ 2,271	53.5%	54.2%	70.1%
Real estate — construction	336	116	91	25.7%	24.2%	8.5%
Real estate — mortgage 1-4 family	554	563	454	15.6%	15.4%	15.6%
Installment loans to individuals	127	159	212	5.2%	6.2%	5.8%
Total	$ 3,981	$ 3,011	$ 3,028	100.0%	100.0%	100.0%

Delinquent Loan Policy: Installment loans are placed on nonaccrual when the loan is three payments past due. Single-date maturity notes are placed on nonaccrual status when such notes are delinquent for 90 days. Delinquent commercial loans are placed on nonaccrual status when the loan is 90 days past due or when a loan is determined to be impaired. Exceptions may be made where there are extenuating circumstances, but any exception is subject to review by the Board of Directors of the Bank.

Loans are considered delinquent if payments of principal or interest have not been made by the end of periods ranging from one to ten days after the due date, depending upon the type of loan involved. Installment loans are considered delinquent if payments of principal and interest are past due for a period of ten days and commercial loans are considered delinquent if payments of principal and interest are past due for a period of one day. Single-date maturity loans are considered delinquent if payments are not made by the day following the due date of such loans.

Loans are reviewed for charge offs, as necessary, on a monthly basis. If necessary, loans can be charged off at any time with the approval of the Chief Executive Officer (CEO). The loan officer responsible for the particular loan initiates the charge off request which is reviewed by the Special Assets Officer and then recommended for approval by the CEO. All charged off loans are reviewed by the Board of Directors of the Bank at the monthly board meeting.

DEPOSITS
(Dollars in Thousands)

The following table sets forth the average amount of deposits for the years 2007, 2006, and 2005 by category.

	Average Deposits			Average Rate Paid		
	2007	2006	2005	2007	2006	2005
Noninterest-bearing demand deposits	$ 60,446	$ 63,833	$ 63,211	0%	0%	0%
Interest — bearing Demand	71,593	57,613	49,350	2.80%	1.98%	1.38%
Savings	18,530	21,507	25,012	0.25%	0.25%	0.25%
Time	174,009	143,241	122,387	4.83%	4.08%	2.68%
	$ 264,132	$ 222,361	$196,749	3.96%	3.17%	2.05%

The following shows the amount of time deposits outstanding at December 31, 2007; classified by time remaining until maturity.

Maturity	$100,000 or Greater Certificates of Deposit	Other Time Deposits
Three months or less	$ 31,338	$ 28,895
Three to six months	14,496	23,163
Six to twelve months	27,995	26,611
Twelve months or more	13,595	20,242
Totals	$ 87,424	$ 98,911

The following table shows various amounts of repurchase agreements and other short term borrowings and their respective rates.

(Dollars in Thousands)

	Maximum Outstanding at any month end	Average balance	Average interest rate	Ending balance	Average interest rate at year end
2007					
Securities sold under agreements to repurchase	$ 60,504	$ 40,909	4.18%	$ 41,204	3.34%
Other short term borrowings	$ 1,044	$ 422	6.09%	$ 692	1.02%
2006					
Securities sold under agreements to repurchase	$ 47,133	$ 41,745	3.98%	$ 44,410	4.17%
Other short term borrowings	$ 872	$ 362	5.25%	$ 857	3.49%
2005					
Securities sold under agreements to repurchase	$ 34,429	$ 27,580	2.30%	$ 34,429	3.14%
Other short term borrowings	$ 1,001	$ 346	3.45%	$ 1,001	3.45%

Return on Equity and Assets: The following table shows the percentage return on equity and assets of the Corporation for the years ended December 31, 2007, 2006, and 2005.

	2007	2006	2005
Return on average assets	0.23%	0.84%	0.88%
Return on average equity	3.28%	11.08%	10.93%
Dividend pay-out ratio	65.22%	21.43%	23.08%
Ratio of average equity to average assets	7.12%	7.55%	8.02%

ITEM 1A. RISK FACTORS

The following discusses risks that management believes could have a negative impact on the Corporation's financial performance. When analyzing an investment in the Corporation, the risks and uncertainties described below, together with all of the other information included or incorporated by reference in this report should be carefully considered. The risk factors relate primarily to the commercial banking operations of the Bank. This list should not be viewed as comprehensive and may not include all risks that may affect the financial performance of the Corporation:

Capital Risk

The Corporation is required by federal and state regulatory authorities to maintain adequate levels of capital to support its operations. The Corporation anticipates that capital resources will satisfy these requirements in the near term. However, the Corporation may need to raise additional capital to support growth or for other needs. The ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are beyond the Corporation's control, as well as on the Corporation current and anticipated financial performance. Accordingly, there can be no assurances as to the Corporation's ability to raise additional capital, if needed, on favorable terms or at all. In the event the Corporation is unable to raise capital when needed, its ability to further expand operations through internal capital generation (net earnings) and acquisitions could be impeded.

Interest Rate Risk

The Bank's profitability is largely a function of the spread between the interest rates earned on earning assets and the interest rates paid on deposits and other interest-bearing liabilities. Like most financial institutions, the Bank's net interest income and margin will be affected by general economic conditions, fiscal and monetary policies of the Federal government that influence market interest rates, the Bank's ability to respond to changes in such rates and other factors that determine the level and direction of movement of interest rates. At any given time, the Bank's assets and liabilities may be so positioned that they are affected differently by a change in the level or direction of interest rates. As a result, an increase or decrease in rates, loan terms, the mix of adjustable- and fixed-rate loans or investment securities in the Bank's portfolio or the shape of the yield curve could have a positive or negative effect on its net income, capital and liquidity. Although management believes it has implemented strategies and guidelines to reduce the potential effects of changes in interest rates on results of operations, any precipitous, substantial and/or prolonged change in market interest rates could adversely affect operating results.

INTEREST RATE SENSITIVITY*
Interest Rate Sensitivity Analysis
Year Ended December 31, 2007

	Ending Balances as of 12/31/07	Down 200 Basis Points	Up 200 Basis Points
Earning Assets:			
Cash & Short-term Investments	$ 36,547,422	-57.21%	8.34%
Investment securities, taxable	78,072,734	-1.96%	7.47%
Investment securities, tax-exempt	35,418,999	-6.16%	-0.11%
Loans	267,137,723	-18.58%	18.28%
Total Assets	$ 417,176,878	-16.80%	16.00%
Interest Bearing Liabilities:			
Interest Bearing Deposits	$ 119,740,850	-39.74%	38.70%
Certificates of Deposit less than $100,000	93,890,301	-24.84%	24.84%
Certificates of Deposit greater than $100,000	92,424,525	-24.97%	24.97%
Total Interest Bearing Deposits	306,055,676	-27.86%	27.65%
Other short term borrowings & securities sold under agreements to repurchase	41,895,519	-85.78%	114.88%
Federal Home Loan Bank borrowings	1,774,700	0.68%	-0.68%
Total Purchased Funds	43,670,219	-74.64%	99.98%
Total Liabilities	$ 349,725,895	-31.69%	33.58%
Net Interest Income		-7.55%	5.08%

* Information pertains to the Bank only

As shown in the table above, the Corporation is interest rate sensitive, especially in a downward rate environment. A 200 basis point decline in interest rates would cause a 7.55% decline in net interest income; while a similar increase in interest rates would yield a 5.08% increase in net interest income. The comparable sensitivities at the end of 2006 were a decline in net interest income of 13.70%

in a 200 basis point decline and an increase of 12.00% in a similar increase of rates. This effect is due to the Corporation's mix of variable and fixed rate loans, interest bearing deposits, and borrowed funds. The Corporation took steps during 2007 to reduce the Corporation's interest rate sensitivity.

The Corporation's sensitivity to changes in interest rates in conjunction with the structure of interest rate spreads determines the impact of change in interest rates on the Bank's performance.

Credit Risk

As a lender, the Bank is exposed to the risk that its borrowers may be unable to repay their loans and that any collateral securing the payment of their loans may not be sufficient to assure repayment in full. Credit losses are inherent in the lending business and could have a material adverse effect on the operating results of the Bank. Adverse changes in the economy or business conditions, either nationally or in the Bank's market areas, could increase credit related losses or related expenses and/or limit growth. Substantially all of the Bank's loans are to businesses and individuals in a limited geographic area and any economic decline in this local market could impact the Bank adversely. The Bank makes various assumptions and judgments about the collectibility of its loan portfolio and provides an allowance for loan losses based on a number of factors. If these assumptions are incorrect, the allowance for loan losses may not be sufficient to cover losses, thereby having an adverse effect on operating results, and may cause the Bank to increase the allowance in the future by increasing the provision for loan losses. The Bank has adopted credit policies which when combined with underwriting and credit monitoring procedures produce a process that management believes is appropriate to control these risks. Such policies and procedures may not prevent unexpected losses that could have a material adverse affect on the Bank's financial condition and/or results of operations. See "PROVISION FOR LOAN LOSSES" in Item 7 and "Summary of Loan Loss Experience" and "Allowance for Loan Losses" in Item 1.

Competition

The financial services industry is highly competitive. Competition for attracting and retaining deposits and attracting desirable loans comes from a wide array of financial companies, such as other banks, savings institutions, credit unions, mutual fund companies, insurance companies and, increasingly, other non-bank businesses. Some of the Bank's competitors are much larger in terms of total assets and market capitalization, have a higher lending limit, and have greater access to capital and funding. The presence of one or more aggressive competitors in the Bank's market area could have an adverse affect on the Bank's financial condition and/or results of operations by increasing the cost of deposits, reducing the rates on loans or limiting access to quality borrowers. See "Competition" in Item 1.

Government Regulation and Supervision

The banking industry is heavily regulated under both federal and state law. Banking regulations, designed primarily for the safety of depositors, may limit a financial institution's growth and the return to its investors, by restricting such activities as the payment of dividends, mergers with or acquisitions by other institutions, expansion of branch offices and the offering of securities. The Bank is also subject to capitalization guidelines established by federal law and could be subject to enforcement actions to the extent that its subsidiary bank is found, by regulatory examiners, to be undercapitalized. It is not possible to predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on the Bank's future business and earnings prospects. Any substantial changes to applicable laws or regulations could also subject the Bank to additional costs, limit the types of financial services and products it may offer, and inhibit its ability to compete with other financial service providers. See "Supervision, Regulation and Government Policy" in Item 1.

Attracting and Retaining Skilled Personnel

Attracting and retaining key personnel is critical to the Bank's success, and difficulty finding qualified personnel could have a significant impact on the Bank's business due to the lack of required skill sets and years of industry experience.

Local Economic Conditions

The Bank's success depends primarily on the general economic conditions of the specific local markets in which the Bank operates. Unlike larger national or other regional banks that are more geographically diversified, the Bank provides banking and financial services to customers primarily in Escambia, Monroe, and Baldwin County, Alabama, and Santa Rosa County, Florida. The local economic conditions in these areas have a significant impact on the demand for the Bank's products and services as well as the ability of the Bank's customers to repay loans, the value of the collateral securing loans and the stability of the Bank's deposit funding sources. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets or other factors could impact those local economic conditions and, in turn, have a material adverse effect on the Bank's financial condition and results of operations. See "Relative Lending Risk" in Item 1.

Growth Strategy

The Bank intends to continue pursuing a profitable growth strategy. Growth prospects must be considered in light of the risks, expenses and difficulties associated with expansion of the Bank's operation. There can be no assurance that the Bank will be able to expand its market presence in existing markets or successfully enter new markets or that any such expansion will not adversely affect the Bank's business, future prospects, financial condition or results of operations.

Severe Weather, Natural Disasters, Acts of War or Terrorism And Other External Events Could Significantly Impact The Corporations Business

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on the Bank's ability to conduct business. Such events could affect the stability of the Bank's deposit base, restrict the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause the Bank to incur additional expenses. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on the Bank's business, which, in turn, could have a material adverse effect on the Bank's financial condition and results of operations.

Information Systems Integrity

The Bank relies on modern data, communication, and network systems to conduct ongoing operations. These systems could be vulnerable to internal and external attacks to the physical equipment or the raw data stored within these systems. Failures to maintain the integrity of one or more of these systems could threaten the Bank's ability to serve customers in an effective and timely manner. The Bank maintains policies and procedures governing the access to and use of these systems in order to insulate the systems from any sort of security breach. However, any breach could have a material adverse effect on the financial position and future earnings of the Bank.

Technological Advancement and Implementation

The future success of the Bank is directly related to the successful implementation of new technological advancements pertaining to the banking industry. Technology continues to offer the Bank new avenues to add products for customers, as well as increase the efficiency of the Bank's internal operations. Failure to effectively manage the implementation of emerging technology could result in the loss of existing customers or limit the Bank's ability to attract new customers, thus putting pressure on the Bank's financial position and future earnings.

Internal Audit and Control Risk

The Bank incorporates the use of various internal audit review and internal controls to minimize the Bank's exposure to material financial misstatement or fraudulent activity. Despite the presence of these systems, the Bank is exposed to the inherent risks that are present in any similar environment, including risks that a control, or controls, could be circumvented. The Bank attempts to revise its internal audit procedures and controls as its operations evolve. However rigorously the Bank undertakes its pursuit of internal controls, this process can only provide reasonable assurance that the Bank's financial reporting doesn't include material misstatement.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

The Corporation's bank subsidiary operates sixteen full service branches and one loan production office, which the subsidiary owns or leases. The offices are located in Escambia County, Alabama (cities of Atmore (two offices) and Flomaton); Monroe County, Alabama (cities of Monroeville and Frisco City); Baldwin County, Alabama (cities of Foley, Lillian, Bay Minette (two offices), Magnolia Springs, Silverhill, Spanish Fort, Summerdale, and a loan production office in Loxley); and Santa Rosa County, Florida (cities of Jay, Pace and Milton), with the principal office located in Atmore, Alabama. All land, buildings, and fixed assets owned by the Corporation were transferred as an investment of capital to the Bank during 2006. The office in Atmore is a modern, three story building. This building and the adjacent AgriFinance Office and the Bank's Information Systems Department facility were completely remodeled and updated following damage from Hurricanes Ivan and Dennis in 2004 and 2005. Following Hurricane Ivan in 2004, the Monroeville office received extensive remodeling and upgrades. The Bank completed construction of a full service office to replace the limited drive-thru location on the south side of Atmore during 2005. The Foley office was purchased in October of 2002. The office in Lillian is a modern two-story brick building. The Bank also owns a two story brick building in Bay Minette. The second office in Bay Minette was built in 2003 on Highway 59. The office in Silverhill is the original post office built in 1902, and is a two story wooden structure owned by the Bank. Construction was completed a new office located in Magnolia Springs on the corner of US Highway 98 and County Road 49 during the summer of 2006. The Bank has opened two new branches in Santa Rosa County, Florida. Currently, these facilities are located in rented offices in strip shopping centers, offering limited services. The Bank purchased, for use as a branch office in Pace, Florida, land and a building which was surplus in the merger of two larger banks. This office was place in service in late 2007. The Bank is currently planning the construction of two or three branches to be placed in service in late 2008 and early 2009.

ITEM 3. LEGAL PROCEEDINGS

There are presently no pending legal proceedings to which the Corporation or its subsidiary, United Bank, is a party or to which any of their property is subject, which management of the Corporation based upon consultation with legal counsel believes are likely to have a material adverse effect upon the financial position of the Corporation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the shareholders of the Corporation during the fourth quarter of the fiscal year.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Corporation's authorized common shares consist of the following:

(1) 5,000,000 shares of Class A common stock, \$.01 par value per share, of which 2,384,171 shares are issued and 2,251,164 are outstanding and held by approximately 820 shareholders of record, as of March 27, 2008.

(2) 250,000 shares of Class B common stock, \$.01 par value per share, none of which were issued, as of March 27, 2008.

The Corporation in 2007 became aware that its common stock is quoted on the Over-the-Counter-Bulletin Board, or OTCBB, a regulated quotation service that is administered and regulated by the National Association of Securities Dealers, Inc., or NASD, under the trading symbol "UBAB." The Corporation has neither applied for nor had contact with NASD with respect to the OTCBB or any other quotation service. The Corporation's common stock is not listed on any exchange.

The Corporation is informed that over-the-counter market quotations reflect inter-dealer prices, without retail mark-ups, markdowns, or commissions and may not necessarily reflect actual transactions. Although bid prices have apparently been posted on the OTCBB during 2007 and 2006, the Corporation believes that no transactions occurred in 2006. In 2007 there were 23 days having transactions at prices ranging from \$14.05 to \$17.50 per share. Because a limited number of transactions involving the Corporation's common stock have been reported on the OTCBB, the Corporation believes that any reported bid or asked price may not reflect a fair valuation of its common stock.

The Corporation declared total cash dividends per common share of $0.30 per common share in 2007 and 2006. The Corporation expects to continue to pay cash dividends, subject to the earnings and financial condition of the Corporation and other relevant factors; however, dividends on the Corporation's common stock are declared and paid based on a variety of considerations by the Corporation's Board of Directors and there can be no assurance that the Corporation will continue to pay regular dividends or as to the amount of dividends if any. Payment of future dividends will depend upon business conditions, operating results, capital and reserve requirements and the Board's consideration of other relevant factors. In addition, the ability of the Corporation to pay dividends is totally dependent on dividends received from its banking subsidiary (see Note 17 to the consolidated financial statements) and is subject to statutory restrictions on dividends applicable to Delaware corporations, including the restrictions that dividends generally may be paid only from a corporation's surplus or from its net profits for the fiscal year in which the dividend is declared and the preceding year.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The following financial review is presented to provide an analysis of the consolidated results of operations of the Corporation and its subsidiary. This review should be read in conjunction with the consolidated financial statements included under Item 8.

OVERVIEW

This overview is a broad, high-level discussion of various financial measures addressed in detail in the following discussion and analysis. The items addressed, as such, do not have any more or less significance than the detailed discussion to follow.

United Bancorporation of Alabama, Inc. is a one-bank holding company that competes in the commercial banking industry within the primary markets of Southwest Alabama and Northwest Florida. As a community bank, the Bank strives to serve the needs of the total market including, but not limited to, consumer and business banking needs, agricultural financing, mortgage products, and various insurance and investment needs.

At December 31, 2007 the Corporation had $457,301,960 of total assets, compared to $426,170,974 at December 31, 2006. The growth of loans and investment securities were the primary components of the increase from year to year. Total deposits increased $42,067,102 (12.87%) to $368,902,565, as compared to $326,835,463 at the end of 2006. The growth in deposits was the primary source of funding for the growth in both loans and investments. A portion of the growth was attributable to an increase in a seasonal deposit by a local government which added $10,000,000 in balances at year end 2007 over year end 2006. In building and adding new branches, the Corporation increased its investment in premises and equipment at the end of 2007 by $5,012,403 (42.49%) to $16,808,578 from $11,796,175 at the end of 2006.

Net interest income after provision for loan losses was $12,267,239 for the year ended December 31, 2007, as compared with $14,334,337 for the year ended December 31, 2006. The decrease of $2,067,098 was the result of several factors: 1) interest expense on deposits increased as the rate paid on the renewal of maturing time deposits was higher that the maturing rate; 2) interest expense on trust preferred securities increased as the Corporation, in anticipation of the growth in new branches, issued $10,000,000 of trust preferred securities in September of 2006; 3) the number and amount of non accrual loans grew throughout the year (had these loans been accruing interest throughout the entire year, an additional $685,398 would have been recorded in interest income in 2007); and 4) the Bank added an additional $510,000 to the loan loss provision to reflect the level of non performing and potential problem loans. Trust Preferred Securities in the amount of $10,000,000 were issued in late 2006 to provide capital to support the growth of loans and deposits that the Corporation anticipated from the expansion of the branch network. Additionally, the issuance was used to redeem the $4,000,000 of similar securities issued in 2002 at a much higher rate. The $4,000,000 outstanding at the end of 2006 from the 2002 issuance were redeemed on September 30, 2007

Noninterest income totaled $3,992,572 for 2007 as compared to $3,912,213 in 2006, an increase of $80,359. Service charges and fees on deposit accounts accounted for the majority of the increase as charges were reviewed and selectively increased so that they were more in line with market rates.

Noninterest expense was $15,453,384 for the year ended December 31, 2007, as compared to $14,088,598 for the year ended December 31, 2006, an increase of $1,364,786 or 9.69%. Salaries and benefits rose by $961,369 to $8,315,265 as additional personnel were employed to staff the new facilities and additional support personnel were added to properly support growth. Occupancy expense rose by $228,774 reflecting the added cost of placing the new facilities in to service. Other expenses rose by $174,643 as marketing and advertising expenses were increased in support of the increased operations and there was a valuation write down of an ORE property in the amount of $90,000. Several other categories experienced small increases in cost.

Net Earnings for the year ended December 31, 2007 decreased 67.09% to $1,031,758, as compared to $3,135,070, for the year ended December 31 2006. The effective tax rates for 2007 and 2006 reflect tax benefits of 27.94% and tax expense of 24.60%, respectively. Diluted earnings per share were $0.46 and $1.40 for the periods ended December 31, 2007 and 2006 respectively.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and with general practices within the banking industry, which require management to make estimates and assumptions (see Note 1 to Consolidated Financial Statements).

ALLOWANCE FOR LOAN LOSSES

Management believes that its determination of the allowance for loan losses involves a higher degree of judgment and complexity than the Bank's other significant accounting policies. Further, these estimates can be materially impacted by changes in market conditions or the actual or perceived financial condition of the Bank's borrowers, subjecting the Bank to significant volatility of earnings. The allowance for credit losses is established through a provision for loan losses, which is a charge against earnings. Provisions for loan losses are made to reserve for estimated probable losses on loans.

The allowance for loan losses is a significant estimate and is regularly evaluated by management for accuracy by taking into consideration factors such as changes in the nature and volume of the loan portfolio; trends in actual and forecasted portfolio credit quality, including delinquency, charge-off and bankruptcy rates; and current economic conditions that may affect borrowers' ability to pay. The use of different estimates or assumptions could produce different provisions for loan losses. Because current economic conditions can change and future events are inherently difficult to predict, the anticipated amount of estimated loan losses, and therefore the adequacy of the allowance, could change. Management believes the allowance for loan losses is adequate and properly recorded in the financial statements. For further discussion of the allowance for loan losses, see "PROVISION FOR LOAN LOSSES" below, and "Summary of Loan Loss Experience" and "Allowance for Loan Losses" under "BUSINESS" above.

ESTIMATES OF FAIR VALUE

The estimation of fair value is significant to a number of the Corporation's assets, including, but not limited to, investment securities, derivatives, other real estate owned, intangible assets and other repossessed assets. Derivatives and investment securities are recorded at fair value while other real estate owned, intangible assets and other repossessed assets are recorded at either cost or fair value, whichever is lower. Fair values for investment securities and derivatives are based on quoted market prices, and if not available, quoted prices on similar instruments. The fair values of other real estate owned and repossessions are typically determined based on third-party appraisals less estimated costs to sell. Intangible assets, such as the charter cost, are periodically evaluated to determine if any impairment might exist.

The estimation of fair value and subsequent changes of fair value of investment securities, derivatives, other real estate owned, repossessions and intangible assets can have a significant impact on the value of the Corporation, as well as have an impact on the recorded values and subsequently reported net income.

Changes in interest rates is the primary determining factor in the fair value of investment securities, derivatives, and the value at which these assets are reported in the Corporation's financial statements. Local economic conditions are often the key factor in the valuation of other real estate owned and repossessed assets. Changes in these factors can cause assets to be written down and have an impact on the financial results. The overall financial condition and results of operations of the banking unit is the primary determinant as to the value of recorded intangible assets.

NET INTEREST INCOME
(Dollars in Thousands)

	2007	2006
Interest income (1)	$ 27,945	$ 25,700
Interest expense	13,563	9,756
Net interest income	14,382	15,944
Provision for loan losses	1,380	960
Net interest income after provision for loan losses on a tax equivalent basis	13,002	14,984
Less: tax equivalent adjustment	735	650
Net interest income after provision for loan losses	$ 12,267	$ 14,334

(1) Income on tax-exempt obligations has been computed on a full federal tax-equivalent (FTE) basis using an income tax rate of 34% for 2007 and 2006.

Total interest income (on an FTE basis) increased to $27,945,650 in 2007, from $25,700,192 in 2006, an increase of $2,245,458, or 8.74%. This increase is a function of the change in average earning assets along with the rising interest rate environment that prevailed during the first seven months of 2006. The Bank expects this growth rate to slow as the Federal Reserve has and continues to reduce interest rates. Average loans increased $8,988,468 while the average rate earned decreased 26 basis points causing an overall increase in interest earned on loans of $487,925. The average interest rate (FTE) earned on all earning assets in 2007 decreased to 7.38% from 7.64% in 2006. The interest margin decreased.to 3.80% in 2007 from 4.74% in 2006. Average taxable investment securities for 2007 were $73,682,029, as compared to $44,501,957 for 2006, an increase of $29,180,072, or 6.56%. Average tax-exempt investment securities increased $3,879,867, or 12.17%, to $35,749,510 in 2007 from $31,869,643 in 2006. The average volume of federal funds sold and interest bearing deposits in other banks decreased to $18,062,541 in 2007 from $18,904,043 in 2006, a decrease of $841,502 or 4.45%.

Total interest expense increased $3,806,771 or 38.88%, to $13,562,662 in 2007, from $9,755,891 in 2006. This increase was a function of an 18.78% increase in the volume of interest bearing deposits and the interest payments related to the Corporation's Trust Preferred Securities. The Corporation expects interest expense to remain on a relatively high growth rate as the balance of time deposits continue to grow as customers move their lower interest bearing demand accounts into higher interest bearing time deposits. The average rate paid on interest-bearing liabilities in 2007 was 4.19% as compared to 3.48% in 2006. Average interest-bearing liabilities increased to $323,359,653 in 2007, from $280,486,011 in 2006, an increase of $42,873,641, or 15.28%. Average savings and interest-bearing demand deposits increased $11,001,843 or 13.91% to $90,122,758 in 2007. Average time deposits increased to $174,009,411 in 2007, from $143,240,750 in 2006, an increase of $30,768,661, or 21.48%. The average rate paid on time deposits increased to 4.83% in 2007 from 4.08% in 2006. The Corporation issued $4,124,000 of subordinated debentures in June of 2002 at an interest rate of three month LIBOR plus 3.65%. The Corporation also issued $10,310,000 of subordinated debentures in September of 2006 at an interest rate of LIBOR plus 1.68%. The 2002 issue was redeemed in September, 2007 as planned. The interest rate paid on the subordinated debentures was 7.53% in 2007, a reduction from the 8.21% paid in 2006.

PROVISION FOR LOAN LOSSES

The provision for loan losses is that amount necessary to maintain the allowance for loan losses at a level appropriate for the associated credit risk, as determined by management in accordance with generally accepted accounting principles (GAAP), in the current portfolio. The provision for loan losses increased 43.75% for the year ended December 31, 2007 to $1,380,000 as compared to $960,000 for the year ended December 31, 2006. The change in the provision maintains the allowance at a level that is determined to be appropriate by management and the board of directors of the Bank.

The allowance for loan losses at December 31, 2007 represents 1.49% of gross loans, as compared to 1.23% at December 31, 2006.

While it is the Bank's policy to charge off loans when a loss is considered probable, there exists the risk of losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because this risk is continually changing in response to factors beyond the control of the Bank, management's judgment as to the appropriateness of the allowance for loan losses is necessarily approximate and imprecise. Adjustments to the allowance for loan losses may also be required by the FDIC or the Alabama

Superintendent of Banks in the course of their examinations of the Bank. Accordingly, no assurances can be given that continued evaluations of the loan portfolio in light of economic conditions then prevailing, results of upcoming examinations, or other factors will not require significant changes to the allowance.

NONINTEREST INCOME

	2007	2006
Service Charge Income	$ 1,035,779	$ 907,655
Nonsufficient Fund Charges, net	1,978,692	1,833,652
Mortgage Origination Fees	213,071	261,473
Investment Securities Gains, (net)	(3,780)	(4,879)
Other	768,810	914,312
	$ 3,992,572	$ 3,912,213

Total noninterest income increased $80,359 or 2.05%, to $3,992,572 in 2007, as compared to $3,912,213 in 2006.

Income from service charges on deposits and non sufficient funds increased to $3,014,471 in 2007, from $2,741,307 in 2006, an increase of $273,164, or 9.96% as the Bank added new locations, deposits increased, and a review of account fees conducted during the year resulted in fees being adjusted to more closely reflect those customarily charged in the local market.

NONINTEREST EXPENSE

	2007	2006
Salaries and benefits	$ 8,315,265	$ 7,353,896
Net occupancy	2,596,804	2,368,030
Other	4,541,315	4,366,672
Total	$ 15,453,384	$ 14,088,598

Total noninterest expense increased $1,364,786, or 9.69%, to $15,453,384 in 2007 from $14,088,598 in 2006. Salaries and other compensation expense increased $961,369, or 13.07%. Occupancy expenses increased to $2,596,804 in 2007 from $2,368,030 in 2006, an increase of $228,774 or 9.66%. The Bank expects its current growth strategy, which incorporates the construction or acquisition of approximately two to three locations per year, to continue into 2009 and to contribute to increases in noninterest expense. The impact of the growth strategy is evident in increased salaries and benefits, as new officers and staff members are required to be hired and trained in order to adequately open new locations and provide necessary support functions. Occupancy expense increased as the depreciation expense and the costs to operate these locations were incurred. The growth model, along with the Bank's commitment to maximize current technology, also impacts other expense. Other expense increased to $4,541,315 in 2007, from $4,366,672 in 2006, an increase of $174,643, or 4.00%. Advertising and marketing expenses to promote new locations and services increased by $146,248. The cost of accounting, audit and other fees (including compliance with Sarbanes Oxley) increased by $232,112. Reductions in data processing expense of $41,646 and printing and supplies of $48,525 were experienced through expense control efforts. Additionally, write downs of ORE property were $188,000 less in 2007 than in 2006. The effective tax rate in 2007 was negative 27.94% as compared to 24.60% in 2006.

Basic earnings per share in 2007 were $0.46, as compared to basic earnings per share of $1.41 in 2006. Diluted earnings per share were $0.46 in 2007 and $1.40 in 2006. Return on average assets was 0.23% in 2007, as compared to 0.84% in 2006. Return on average equity was 3.28% in 2007, as compared to 11.08% in 2006. As the Bank continues to implement its growth strategy over the next few years these ratios may decline if the expenses from the growth strategy are realized prior to the realization of the expected increases in revenue.

LOANS AT DECEMBER 31

	2007	2006
Commercial, financial and agriculture	$ 142,857,221	$ 133,174,048
Real estate — construction	68,699,154	59,392,025
Real estate — mortgage	41,738,820	37,899,222
Installment loans to indiviuals	13,842,528	15,173,427
Totals	$ 267,137,723	$ 245,638,722

Total loans increased to $267,137,723 at December 31, 2007, from $245,638,722 at year end 2006, an increase of $21,499,001, or 8.75%. All categories of loans increased, except installment loans, as the Bank entered new markets and increased the size of the lending staff during 2007. The ratio of loans to deposits plus repurchase agreements is 65.14% at December 31, 2007 vs. 66.17% at the same date in 2006. Bank Management believes that this ratio will increase as the Bank's loan portfolio expands with the additions of new markets and other cyclical fluctuations of agricultural loans and public deposits.

LIQUIDITY

One of the Bank's goals is to provide adequate funds to meet changes in loan demand or any potential increase in the normal level of deposit withdrawals. This goal is accomplished primarily by generating cash from operating activities and maintaining sufficient short-term assets. These sources, coupled with a stable deposit base, allow the Bank to fund earning assets and maintain the availability of funds. Management believes that the Bank's traditional sources of maturing loans and investment securities, cash from operating activities and a strong base of core deposits are adequate to meet the Bank's liquidity needs for normal operations. Should the Bank's traditional sources of liquidity be constrained, forcing the Bank to pursue avenues of funding not typically used, the Bank's net interest margin could be impacted negatively. Additionally, the Corporation requires cash for various operating needs including dividends to shareholders, the servicing of debt and general corporate expenses. The primary source of liquidity for the Corporation is dividends from the Bank.

Asset and liability management functions not only serve to assure adequate liquidity in order to meet the needs of the Bank's customers, but also to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities so that the Corporation can earn a return that meets the investment requirements of its shareholders. Daily monitoring of the sources and uses of funds is necessary to maintain an acceptable cash position that meets both requirements.

The asset portion of the balance sheet provides liquidity primarily through loan principal repayments, maturities of investment securities available for sale and, to a lesser extent, sales of investment securities available for sale. Other short-term investments such as federal funds sold, interest bearing deposits in other banks and securities purchased under agreements to resell, are additional sources of liquidity funding.

The liability portion of the balance sheet provides liquidity through various customers' interest bearing and noninterest bearing deposit accounts. Federal funds purchased, securities sold under agreements to repurchase, out of market CD's and other short-term borrowings are additional sources of liquidity. The Bank utilizes this short-term financing and maintains a borrowing relationship with the Federal Home Loan Bank to provide liquidity. These sources of liquidity are short-term in nature and are used as necessary to fund asset growth and meet short-term liquidity needs.

The Corporation's bank subsidiary has an Asset Liability Committee, which has as its primary objective the maintenance of specific funding and investment strategies to achieve short-term and long-term financial goals.

The Corporation generates the majority of its cash flow from financing activities. Financing activities provided $28,873,471 in cash flow in 2007, as the result of an increase in deposits. The investing activities of the Corporation used $29,831,317 of cash flow, to fund the investment portfolio, loan portfolios, and the purchases of premises and equipment of the Bank. Operations provided $3,872,916 in cash flow for the year ended December 31, 2007.

CAPITAL RESOURCES

The Corporation has historically relied primarily on internally generated capital growth to maintain capital adequacy. The average equity to average assets ratio during 2007 was 7.12% as compared to 7.55% in 2006. Total stockholders' equity on December 31, 2007 was $31,921,390, an increase of $1,196,670, or 3.89%, from $30,724,720 at year end 2006. This increase is the result of the Corporation's net earnings during 2007, decreased by dividends declared to stockholders of $672,379, and increased by another comprehensive gain of $597,583 as reflected in the Consolidated Statements of Stockholders' Equity and Comprehensive Income. The Corporation's risk based capital of $44,846,444, or 14.35%, of risk adjusted assets at December 31, 2007, was well above the Corporation's minimum risk based capital requirement of $25,003,490 or 8.0% of risk weighted assets. Based on management's projections, internally generated capital should be sufficient to satisfy capital requirements for existing operations into the foreseeable future; however, continued growth into new markets may require the Bank to access external funding sources.

In March of 2005, the Federal Reserve issued a final rule providing for the inclusion of Trust Preferred securities in Tier 1 risk weighted capital, up to a limit of 25% of total Tier 1 capital. These securities comprised 24.47% of the Corporation's Tier 1 Capital as of December 31, 2007.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Corporation's consolidated financial statements as of December 31, 2007 and 2006 and for the years thus ended are included in the following pages shown in the index below.

Index to Financial Statements	Page(s)
Report of Independent Registered Public Accounting Firm	F1
Consolidated Balance Sheets as of December 31, 2007 and 2006	F2
Consolidated Statements of Operations for the years ended December 31, 2007 and 2006	F3
Consolidated Statements of Stockholders' Equity and Other Comprehensive Income for the years ended December 31, 2007 and 2006	F4
Consolidated Statements of Cash Flows for the years ended December 31, 2007 and 2006	F5
Notes to Consolidated Financial Statements — December 31, 2007 and 2006	F6

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable

ITEM 9A(T). CONTROLS AND PROCEDURES

(a) Based on evaluation of the Corporation's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this annual report, the principal executive officer and the principal financial officer of the Corporation have concluded that as of such date the Corporation's disclosure controls and procedures were effective to ensure that information the Corporation is required to disclose in its filings under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and to ensure that information required to be disclosed by the Corporation in the reports that it files under the Exchange Act is accumulated and communicated to the Corporation's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) There were no significant changes in the Corporation's internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referred to in (a) above.

(c) This annual report does not include an attestation report of the Corporation's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits the Corporation to provide only management's report in this annual report.

(d) The Corporation's management, including its principal executive officer and principal financial officer, has conducted an evaluation of the effectiveness of the Corporation's internal control over financial reporting as of the end of the period covered by this report based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The Board of Directors of the Corporation has determined that Dale M. Ash and Michael R. Andreoli are the Audit Committee Financial Experts. Mrs. Ash and Mr. Andreoli are independent as defined in the listing standards of the National Association of Security Dealers. Additional information required by this item is incorporated herein by reference to the Corporation's definitive Proxy Statement relating to the Corporation's 2008 Annual Meeting of Stockholders to be filed not later than 120 days after the year ended December 31, 2007 pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the Corporation's definitive Proxy Statement relating to the Corporation's 2008 Annual Meeting of Stockholders to be filed not later than 120 days after the year ended December 31, 2007 pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to the Corporation's definitive Proxy Statement relating to the Corporation's 2008 Annual Meeting of Stockholders to be filed not later than 120 days after the year ended December 31, 2007 pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the Corporation's definitive Proxy Statement relating to the Corporation's 2008 Annual Meeting of Stockholders to be filed not later than 120 days after the year ended December 31, 2007 pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated herein by reference to the Corporation's definitive Proxy Statement relating to the Corporation's 2008 Annual Meeting of Stockholders to be filed not later than 120 days after the year ended December 31, 2007 pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)

(1) The financial statements listed in the Index to Financial Statements contained in Item 8 hereof are filed as part of this Annual Report on Form 10-K.

(2) Financial statement schedules have been omitted as inapplicable.

(3) The Exhibits listed below are filed as part of this Report. Management contracts and compensatory plans and arrangements required to be filed pursuant to Item 15(b) are identified by an asterisk (*).

1.1 Purchase Agreement, dated as of September 27, 2006, among the Registrant, United Bancorp Capital Trust II and TWE, Ltd., as Purchaser (Incorporated by reference herein from Exhibit 1.1 to Registrant's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2006).

3.1 Restated Certificate of Incorporation of the Registrant (Incorporated by reference herein from Exhibit 3a to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1988).

3.1.1 Certificate of Amendment to Restated Certificate of Incorporation Of the Registrant (Incorporated by reference herein from Exhibit 3.1.1 to Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1999).

3.2 Amended and Restated Bylaws of the Registrant (Incorporated by reference herein from Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1992).

4.1 Junior Subordinated Indenture, dated as of September 27, 2006, by and between the Registrant and Wilmington Trust Company, as Trustee (Incorporated by reference herein from Exhibit 4.1 to Registrant's Quarterly Report on Form 10-

Q for the Quarter Ended September 30, 2006).

4.2 United Bancorp Capital Trust II Amended and Restated Trust Agreement, dated as of September 27, 2006, among the Registrant, as Depositor, Wilmington Trust Company, as Property Trustee, Wilmington Trust Company, as Delaware Trustee and Robert R. Jones, III and Allen O. Jones, as Administrative Trustees (Incorporated by reference herein from Exhibit 4.2 to Registrant's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2006).

4.3 United Bancorp Capital Trust II Guarantee Agreement, dated as of September 27, 2006, by and between the Registrant, as Guarantor and Wilmington Trust Company, as Guarantee Trustee (Incorporated by reference herein from Exhibit 4.3 to Registrant's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2006).

4.4 Common Securities Subscription Agreement, dated as of September 27, 2006, by and between United Bancorp Capital Trust II and the Registrant (Incorporated by reference herein from Exhibit 4.4 to Registrant's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2006).

4.5 Junior Subordinated Note Subscription Agreement, dated as of September 27, 2006, by and between United Bancorp Capital Trust II and the Registrant (Incorporated by reference herein from Exhibit 4.5 to Registrant's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2006).

10.1 Form of Employment Agreement between United Bank and Robert R. Jones, III(Incorporated by reference herein from Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).*

10.2 Supplemental Agreement between United Bank, the Registrant, and Robert R. Jones, III (Incorporated by reference herein from Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998)*.

10.3 1998 Stock Option Plan of United Bancorporation of Alabama, Inc. (Incorporated by reference herein from Exhibit 3.1.1 to Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1999).

10.4 1999 Employee Stock Purchase Plan of United Bancorporation of Alabama, Inc. (incorporated herein by reference from Appendix A to the Registrants definitive proxy statement dated April 10, 2000)*.

10.5 Supplemental Compensation and Amendment Agreement between United Bank and Robert R. Jones, III (Incorporated by reference herein from Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2001).*

10.6 Placement Agreement for Floating Rate Cumulative Trust Preferred Securities of United Bancorp Capital Trust I effective as of June 27, 2002 among the Registrant, United Bancorp Capital Trust I and SAMCO Capital Markets, a division of Service Asset Management Company (Incorporated by reference herein from Exhibit 1.1 to the Registrant's report on Form 8-K dated June 27, 2002).

10.7 Indenture effective as of June 27, 2002, by and between the Registrant and Wells Fargo Bank, National Association, as Trustee (Incorporated by reference herein from Exhibit 4.1 to the Registrant's report on Form 8-K dated June 27, 2002).

10.8 United Bancorp Capital Trust I Amended and Restated Trust Agreement effective as of June 27, 2002, among the Registrant as Depositor, Wells Fargo Bank, National Association, as Property Trustee, Wells Fargo Delaware Trust Company, as Resident Trustee and Robert R. Jones, III, Mitchell D. Staples and Charles E. Karrick, as Administrative Trustees (Incorporated by reference herein from Exhibit 4.2 to the Registrant's report on Form 8-K dated June 27, 2002).

10.9 Trust Preferred Securities Guarantee Agreement effective as of June 27, 2002, by and between the Registrant and Wells Fargo Bank, National Association (Incorporated by reference herein from Exhibit 4.3 to the Registrant's report on Form 8-K dated June 27, 2002).

10.10 United Bancorporation of Alabama, Inc. 2007 Equity Incentive Plan (Incorporated by reference to Appendix A to the Registrant's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 9, 2007.*

10.11 First Amendment to Supplemental Compensation and Amendment Agreement between the Registrant and Robert R. Jones, III, dated as of December 12, 2007 and effective January 1, 2008 (Incorporated by reference herein from Exhibit 10.12 to the Registrant's report on Form 8-K dated December 12, 2007).*

10.12 Employment Agreement between United Bank and Allen O. Jones, Jr. (filed herewith).

21 Subsidiaries of the Registrant.

23 Consent of Independent Registered Public Accounting Firm (Mauldin & Jenkins, LLC)

31.1 Certification of Chief Executive Officer under Securities Exchange Act Rules 13a-15(e) and 15d- 15(e)

31.2 Certification of Chief Financial Officer under Securities Exchange Act Rules 13a-15(e) and 15d- 15(e)

32.1 Certificate pursuant to 18 U.S.C Section 1350

32.2 Certificate pursuant to 18 U.S.C Section 1350

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED BANCORPORATION OF ALABAMA, INC.(Registrant)

BY: /s/ Robert R. Jones, III
Robert R. Jones, III
President and Chief Executive Officer
March 27, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURES	CAPACITY IN WHICH SIGNED	DATE
/s/ Robert R. Jones, III Robert R. Jones, III	President, Chief Executive Officer, and Director	March 27, 2008
/s/ Allen O. Jones, Jr. Allen O. Jones, Jr.	Senior Vice President Chief Financial Officer (Principal Financial and Principal Accounting Officer)	March 27, 2008
/s/ William J. Justice William J. Justice	Director	March 27, 2008
/s/ David D. Swift David D. Swift	Director	March 27, 2008
/s/ Dale M. Ash Dale M. Ash	Director	March 27, 2008
/s/ Michael Andreoli Michael Andreoli	Director	March 27, 2008
/s/ L. Walter Crim L. Walter Crim	Director	March 27, 2008
/s/ J. W. Trawick J. W. Trawick	Director	March 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
United Bancorporation of Alabama, Inc.
Atmore, Alabama

We have audited the consolidated balance sheets of **United Bancorporation of Alabama, Inc. and subsidiary** as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Bancorporation of Alabama, Inc. and subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of United Bancorporation of Alabama, Inc.'s internal control over financial reporting as of December 31, 2007 included in the accompanying Item 9A (T), "Controls and Procedures" and, accordingly, we do not express an opinion thereon.

/s/ Mauldin & Jenkins, LLC

Birmingham, Alabama
March 27, 2008

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY
Consolidated Balance Sheets
December 31, 2007 and 2006

	2007	2006
Assets		
Cash and due from banks	$ 17,571,893	$ 19,558,529
Interest bearing deposits in banks	31,547,422	31,645,717
Federal funds sold	5,000,000	0
Cash and short-term investments	54,119,315	51,204,246
Interest bearing deposits with other Securities available for sale, at fair value (amortized cost of $111,718,759 and $109,175,484 at December 31, 2007 and 2006, respectively)	111;945,701	108,410,473
Loans	267,137,723	245,638,722
Less: Allowance for loan losses	3,981,922	3,011,731
Net loans	263,155,801	242,626,991
Premises and equipment, net	16,808,578	11,796,175
Interest receivable	3,952,077	3,579,922
Intangible assets	934,763	917,263
Other assets	6,385,725	7,635,904
Total assets	$ 457,301,960	$ 426,170,974
Liabilities and Stockholders' Equity		
Deposits:		
Non-interest bearing	$ 62,854,927	$ 64,993,029
Interest bearing	306,047,638	261,842,434
Total deposits	368,902,565	326,835,463
Securities sold under agreements to repurchase	41,203,851	44,410,101
Advances from Federal Home Loan Bank of Atlanta	1,774,700	6,939,500
Treasury, tax, and loan account	691,668	857,015
Interest Payable	1,161,362	937,314
Accrued expenses and other liabilities	1,336,424	1,144,008
Notes payable to Trusts, net of debt issuance costs of $111,147 in 2006	10,310,000	14,322,853
Total liabilities	425,380,570	395,446,254
Stockholders' equity:		
Class A common stock, $0.01 par value. Authorized 5,000,000 shares; issued and outstanding, 2,383,097 and 2,375,471 shares in 2007 and 2006, respectively	23,831	23,755
Class B common stock, $0.01 par value. Authorized 250,000 shares; no shares issued or outstanding	0	0
Preferred stock of $.01 par value. Authorized 250,000 shares; no shares issued or outstanding	0	0
Additional paid in capital	5,916,367	5,673,088
Unearned stock based compensation	(51,403)	0
Accumulated other comprehensive income (loss), net of tax	122,105	(475,478)
Retained earnings	26,700,500	26,341,116
	32,711,400	31,562,481
Less: 134,654 and 142,789 treasury shares, at cost, respectively	790,010	837,761
Total stockholders' equity	31,921,390	30,724,720
Total liabilities and stockholders' equity	$ 457,301,960	$ 426,170,974

See accompanying notes to consolidated financial statements

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY
Consolidated Statements of Operations
Years ended December 31, 2007 and 2006

	2007	2006
Interest income:		
Interest and fees on loans	$ 21,194,540	$ 20,814,959
Interest on investment securities available for sale:		
Taxable	3,661,508	2,095,191
Nontaxable	1,428,219	1,261,694
Total investment income	5,089,727	3,356,885
Other interest income	925,634	878,384
Total interest income	27,209,901	25,050,228
Interest expense:		
Interest on deposits	10,458,704	7,042,421
Interest on other borrowed funds	3,103,958	2,713,470
Total interest expense	13,562,662	9,755,891
Net interest income	13,647,239	15,294,337
Provision for loan losses	1,380,000	960,000
Net interest income after provision for loan losses	12,267,239	14,334,337
Noninterest income:		
Service charge on deposits	3,014,471	2,741,307
Commission on credit life	57,499	45,666
Investment securities losses, net	(3,780)	(4,879)
Other	924,382	1,130,119
Total noninterest income	3,992,572	3,912,213
Noninterest expense:		
Salaries and benefits	8,315,265	7,353,896
Net occupancy expense	2,596,804	2,368,030
Other	4,541,315	4,366,672
Total noninterest expense	15,453,384	14,088,598
Earnings before income tax expense (benefits)	806,427	4,157,952
Income tax expense (benefits)	(225,331)	1,022,882
Net earnings	$ 1,031,758	$ 3,135,070
Basic earnings per share	$ 0.46	$ 1.41
Basic weighted average shares outstanding	2,240,010	2,225,269
Diluted earnings per share	$ 0.46	$ 1.40
Diluted weighted average shares outstanding	2,251,838	2,232,279

See accompanying notes to consolidated financial statements

UNITED BANCORPORATION OF ALABAMA, INC.
AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity and Comprehensive Income
Years ended December 31, 2007 and 2006

	Shares	Common stock	Additional paid in Capital	Retained earnings	Accumulated other comprehensive income (loss)	Unearned Stock Based Compensation	Treasury Stock	Total stockholders' equity	Comprehensive Income
Balance December 31, 2005	2,366,871	$ 23,669	$ 5,445,822	$ 23,874,164	$ (512,299)	$ 0	$ (805,711)	$ 28,025,645	
Net earnings				3,135,070				3,135,070	$ 3,135,070
Other comprehensive income (Note 18)					36,821			36,821	36,821
Comprehensive income									$ 3,171,891
Cash dividends declared ($.30 per share)				(668,118)				(668,118)	
Exercise of stock options	8,600	86	135,304					135,390	
Tax benefit from exercise of stock options			8,701					8,701	
Purchase of treasury shares							(63,750)	(63,750)	
Treasury shares issued to dividend reinvestment plan			64,864				31,700	96,564	
Stock-based compensation			18,397					18,397	
Balance December 31, 2006	2,375,471	$ 23,755	$ 5,673,088	$ 26,341,116	$ (475,478)	$ 0	$ (837,761)	$ 30,724,720	
Net earnings				1,031,758				1,031,758	$ 1,031,758
Other comprehensive income (Note 18)					597,583			597,583	597,583
Comprehensive income									$ 1,629,341
Cash dividends declared ($.30 per share)				(672,374)				(672,374)	
Exercise of stock options	2,000	20	22,380					22,400	
Tax benefit from exercise of stock options			5,313					5,313	
Treasury shares issued to dividend reinvestment plan			96,425				41,411	137,836	
Treasury shares issued to employee stock purchase plan			10,649				6,340	16,989	
Restricted Stock Grants	5,626	56	101,212			(101,268)		0	
Stock-based compensation			7,300			49,865		57,165	
Balance December 31, 2007	2,383,097	$ 23,831	$ 5,916,367	$ 26,700,500	$ 122,105	$ (51,403)	$ (790,010)	$ 31,921,390	

See accompanying notes to conslidated financial statements

United Bancorporation of Alabama, Inc.
And Subsidiary
Consolidated Statements of Cash Flows
Years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net earnings	$ 1,031,758	$ 3,135,070
Adjustments to reconcile net earnings to net cash provided by operating activities		
Provision for loan losses	1,380,000	960,000
Depreciation of premises and equipment	1,183,299	1,217,193
Net amortization of premium on investment securities	206,900	72,812
Loss on sales of investment securities available for sale, net	3,780	4,879
Gain on sale of other real estate	(28,516)	(12,501)
Stock-based compensation	57,165	18,397
Gain on disposal of equipment	(3,786)	(3,987)
Deferred income taxes	(471,729)	238,646
Writedown of other real estate	90,000	278,100
Increase in interest receivable	(372,155)	(506,390)
(Increase) decrease in other assets	334,530	(877,072)
Increase in interest payable	224,048	341,684
Increase (decrease) in accrued expenses and other liabilities	237,621	(719,149)
Net cash provided by operating activities	3,872,915	4,147,682
Cash flows from investing activities		
Proceeds from maturities, calls, and principal repayments of investment securities available for sale	114,141,651	8,615,708
Proceeds from sales of investment securities available for sale	18,055,198	1,743,150
Purchases of investment securities available for sale	(134,974,231)	(47,832,178)
Net increase in loans	(22,113,810)	(16,544,981)
Purchases of premises and equipment, net	(6,176,578)	(3,192,253)
Proceeds from sale of premises and equipmet	24,662	24,832
Insurance claim received	1,038,775	—
Proceeds from sale of other real estate	173,016	484,901
Net cash used in investing activities	(29,831,317)	(56,700,821)
Cash flows from financing activities		
Net increase in deposits	42,067,102	35,814,992
Net increase (decrease) in securities sold under agreements to repurchase	(3,206,250)	9,980,727
Cash dividends	(701,936)	(668,118)
Exercise of stock options	22,400	135,390
Tax benefit from exercise of common stock	5,313	8,701
Purchase of treasury stock	—	(63,750)
Proceeds from sale of treasury stock	16,989	—
Advances from FHLB Atlanta	—	5,000,000
Repayments of advances from FHLB Atlanta	(5,164,800)	(7,173,415)
Proceeds from Trust Preferred Issuance	—	10,000,000
Redemption of Trust Preferred (net unamortized issuance costs)	(4,000,000)	—
Decrease in other borrowed funds	(165,347)	(143,985)
Net cash provided by financing activities	28,873,471	52,890,542
Net increase in cash and short-term investments	2,915,069	337,403
Cash and short-term investments, beginning of period	51,204,246	50,866,843
Cash and short-term investments, end of period	$ 54,119,315	$ 51,204,246
Supplemental disclosures		
Cash paid during the period for:		
Interest	$ 13,338,614	$ 9,414,207
Income taxes	94,454	1,564,073
Noncash transactions		
Transfer of loans to other real estate through foreclosure	$ 205,000	$ 240,000

See Notes to conslidated financial statements

(1) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of United Bancorporation of Alabama, Inc. (the Corporation) and its wholly owned subsidiary United Bank (the Bank), collectively referred to as the Corporation. Significant inter-company balances and transactions have been eliminated in consolidation.

(b) Market Concentrations

The Corporation operates primarily in one business segment, commercial banking, in Southwest Alabama and Northwest Florida.

(c) Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Management believes the allowance for losses on loans is appropriate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in Southwest Alabama and Northwest Florida. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for losses on loans. Such agencies may require the Corporation to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

(d) Cash and Short-Term Investments

The Corporation considers due from banks, interest-bearing deposits in banks, and federal funds sold to be cash and short-term investments. Federal funds are generally sold for one-day periods.

(e) Investment Securities Investment securities are classified in one of three portfolios: (i) trading account securities, (ii) held to maturity securities, and (iii) securities available for sale. Trading account securities are stated at fair value. Investment securities held to maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. Investment securities available for sale are stated at fair value with any unrealized gains and losses reported in a separate component of stockholders' equity, net of tax effect, until realized. Once realized, gains and losses on investment securities available for sale are reflected in current period earnings. As of December 31, 2007 and 2006 all investment securities were classified as available for sale.

Net gains and losses on the sale of investment securities available for sale, computed on the specific identification method, are shown separately in noninterest income in the consolidated statements of operations. Accretion of discounts and amortization of premiums are calculated on the effective interest method over the anticipated life of the security.

A decline in the fair value of any security below amortized cost that is deemed other than temporary is charged to income resulting in the establishment of a new cost basis for the security or the securities call date, whichever comes first.

(f) Loans

Interest income on loans is credited to earnings based on the principal amount outstanding at the respective rate of interest. Accrual of interest on loans is discontinued when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is charged against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are recorded on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

As of December 31, 2007 and December 31, 2006, approximately 64% and 61%, respectively, of the Corporation's loans were commercial loans. The Corporation's commercial customers are primarily small to middle market enterprises. The Corporation also specializes in agricultural loans, which represented approximately 15% of the Corporation's total loans at both December 31, 2007 and December 31, 2006, respectively.

(g) Allowance for Loan Losses

Management considers a loan to be impaired when it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Impaired loans are charged off against the allowance when such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

When a loan is considered impaired, cash receipts are applied under the contractual terms of the loan agreement, first to principal and then to interest income. Once the recorded principal balance has been reduced to zero, future cash receipts are recognized as interest income, to the extent that any interest has not been recognized. Any further cash receipts are recorded as recoveries of any amount previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For those accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

The ultimate ability to collect a substantial portion of the Corporation's loan portfolio is susceptible to changes in economic and market conditions in the geographic area served by the Corporation and various other factors.

Additions to the allowance for loan losses are based on management's evaluation of the loan portfolio under current economic conditions, past loan loss experience and such other factors, which, in management's judgment, deserve recognition in estimating loan losses. Loans are charged-off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

(h) Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

(i) Other Real Estate

Other real estate represents property acquired through foreclosure or deeded to the Corporation in lieu of foreclosure on real estate mortgage loans on which borrowers have defaulted. Other real estate is carried in other assets at the lower of cost or fair value, adjusted for estimated selling costs. Reductions in the balance of other real estate at the date of foreclosure are charged to the allowance for loan losses. Subsequent valuation decreases in the carrying value of other real estate as well as costs to carry other real estate are recognized as charges to noninterest expense. As of December 31, 2007 and 2006, the Corporation had $550,776 and $620,776, respectively, in other real estate.

(j) Intangible Assets

Intangible assets represent purchased assets that lack physical substance but can be identified because of contractual or other legal rights. Under the provisions of SFAS No. 142, intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets that have finite lives are amortized over their estimated useful lives and are also subject to impairment testing. The Corporation's intangible assets have indefinite useful lives and are not subject to amortization. See Note 6 for summaries of the Corporation's intangible assets.

(k) Income Taxes

The Corporation accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) Stock Based Compensation

At December 31, 2007, the Corporation had options and other equity awards outstanding under two stock-based employee compensation plans, which are described more fully in Note 12. Effective, January 1, 2006, the Corporation adopted FASB No. 123R, *Share-Based Payment*, whereby compensation cost is recognized for all stock-based payments based upon the grant-date fair value.

(m) Earnings per Share

Basic and diluted earnings per share are computed on the weighted average number of shares outstanding in accordance with SFAS No. 128, Earnings Per Share. Note 13 provides additional disclosure information regarding earnings per share.

(n) Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*. The Statement provides guidance for using fair value to measure assets and liabilities. It defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurement. Under the Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the Statement establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the Statement, fair value measurements would be separately disclosed by level within the fair value hierarchy. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is not expected to have a material impact on the Corporation's financial condition or results of operations.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115*. The Statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable (unless a new election date occurs) and is applied only to entire instruments and not to portions of instruments. Most of the provisions in Statement 159 are elective; however, the amendment to FASB Statement No. 115, *Accounting for Certain Investments in Debt and Equity* Securities, applies to all entities with available-for-sale and trading securities. Statement No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 and is not expected to have a material impact on the Corporation's financial condition or results of operations.

In December 2007, the FASB issued Statement No. 141 (Revised 2007), *Business Combinations*. The Statement will significantly change the accounting for business combinations, as an acquiring entity will be required to recognize all the assets and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. The Statement changes the accounting treatment for several specific items, such as acquisition costs, noncontrolling interests (formerly referred to as minority interests), contingent liabilities, restructuring costs and changes in deferred tax asset valuation allowances. The Statement also includes a substantial number of new disclosure requirements. Statement No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Corporation is currently evaluating the impact the adoption of this statement will have on the accounting for future acquisitions and business combinations.

In December 2007, the FASB issued Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51*. The Statement establishes new accounting and reporting standards for the noncontrolling interest (formerly referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. Statement No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on our after December 15, 2008 and early adoption is prohibited. The Corporation currently does not have any noncontrolling interests and is evaluating the impact the adoption of this statement will have on the accounting for future business combinations and ventures.

(o) ***Reclassifications***

Certain items on the consolidated balance sheets for the year ended December 31, 2006 have been reclassified, with no effect on total assets, to be consistent with the classifications adopted for the year ended December 31, 2007

(2) Cash and Due From Banks

The Bank is required by the Federal Reserve Bank to maintain daily cash balances. These balances were $2,048,000 and $2,984,000 at December 31, 2007 and 2006, respectively.

(3) Investment Securities

The amortized cost and fair value of investment securities available for sale at December 31, 2007 and 2006 were as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2007:				
U.S. government sponsored agencies, excluding mortgage-backed securities	$ 59,297,311	$ 349,616	$ (32,722)	$ 59,614,205
State and political subdivisions	35,446,149	223,688	(250,838)	35,418,999
Mortgage-backed securities	16,975,299	81,329	(144,131)	16,912,497
	$ 111,718,759	$ 654,633	$ (427,691)	$ 111,945,701
2006:				
U.S. government sponsored agencies, excluding mortgage-backed securities	$ 55,111,730	$ 49,238	$ (268,097)	$ 54,892,871
State and political subdivisions	32,648,697	232,723	(230,686)	32,650,734
Mortgage-backed securities	21,415,057	14,215	(562,404)	20,866,868
	$ 109,175,484	$ 296,176	$ (1,061,187)	$ 108,410,473

The FASB Emerging Issues Task Force Issue 03-01, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* requires disclosure of certain information about other than temporary impairments in the market value of securities. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Those investment securities which have an unrealized loss position at December 31, 2007 and 2006, are detailed below:

2007 Description of Securities	Less than 12 months Fair Value	Less than 12 months Unrealized losses	12 months or more Fair Value	12 months or more Unrealized losses	Total Fair Value	Total Unrealized losses
U.S. Government sponsored agencies & mortgage-backed securities	$ 21,639,799	$ 33,336	$ 14,188,655	$ 143,517	$ 35,828,454	$ 176,853
State and political subdivdisions	7,418,877	127,547	9,069,492	123,291	16,488,369	250,838
Total temporarily impaired securities	$ 29,058,676	$ 160,883	$ 23,258,147	$ 266,808	$ 52,316,823	$ 427,691

2006 Description of Securities	Less than 12 months Fair Value	Less than 12 months Unrealized losses	12 months or more Fair Value	12 months or more Unrealized losses	Total Fair Value	Total Unrealized losses
U.S. Government sponsored agencies & mortgage-backed securities	$ 11,416,997	$ 100,759	$ 32,802,651	$ 729,742	$ 44,219,648	$ 830,501
State and political subdivdisions	6,115,311	57,643	10,235,173	173,043	16,350,484	230,686
Total temporarily impaired securities	$ 17,532,308	$ 158,402	$ 43,037,824	$ 902,785	$ 60,570,132	$ 1,061,187

In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies has occurred, and industry analysts' reports. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

The amortized cost and fair value of investment securities available for sale at December 31, 2007, categorized by contractual maturity are shown below. Expected maturities may differ from contractual maturities for mortgage-backed securities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Therefore, these securities are not presented by maturity class in the following table.

	Amortized cost	Fair value
Investment securities available for sale:		
Due in one year or less	$ 22,928,317	$ 22,902,542
Due after one year through five years	20,379,868	20,554,022
Due after five years through ten years	35,825,067	36,103,296
Due after ten years	15,610,208	15,473,344
Subtotal	94,743,460	95,033,204
Mortgage-backed securities	16,975,299	16,912,497
Total	$ 111,718,759	$ 111,945,701

Gross gains of $139 and gross losses of $3,919 were realized on sales of investment securities available for sale in 2007. Gross gains of $3,886 and gross losses of $8,765 were realized on sales of investment securities available for sale in 2006.

Securities with carrying values of approximately $102,745,000 and $69,210,000 at December 31, 2007 and 2006, respectively, were pledged to secure public and trust deposits as required by law and for other purposes.

(4) Loans and Allowance for Loan Losses

At December 31, 2007 and 2006, the composition of the loan portfolio was as follows:

	2007	2006
Real estate — construction	$ 68,699,154	$ 59,392,025
Real estate — 1-4 family residential mortgage	41,738,820	37,899,222
Real estate — commercial	54,562,891	56,294,859
Real estate — other	31,537,613	23,699,403
Agricultural	9,254,558	13,238,214
Commercial	46,129,553	38,653,631
Other loans	15,215,134	16,461,368
Total	$ 267,137,723	$ 245,638,722

A summary of the transactions in the allowance for loan losses for the years ended December 31, 2007 and 2006 follows:

	2007	2006
Balance, beginning of year	$ 3,011,731	$ 3,028,847
Provision charged to earnings	1,380,000	960,000
Less loans charged-off	(439,297)	(1,157,350)
Plus loan recoveries	29,488	80,185
Net charge-offs	(409,809)	(1,077,165)
Other adjustments	—	100,050
Balance, end of year	$ 3,981,922	$ 3,011,731

Impaired loans, which consist of loans on which the accrual of interest had been discontinued or reduced totaled $11,710,174 and $1,766,960 as of December 31, 2007 and 2006, respectively. The majority of the impaired loans is comprised of 7 loans totaling $10,959,402 against which specific reserves in the amount of $1,825,820, 16.65% of the balance, have been provided.

The average amount of impaired loans for the year 2007 and 2006, totaled approximately, $5,212,000 and $2,477,000, respectively. If these loans had been current throughout their terms, interest income would have been increased by $685,398 and $123,917, for 2007 and 2006, respectively. At December 31, 2007 and 2006, the Corporation had no other significant impaired loans. There was no significant amount of interest income recognized from impaired loans for the years ended December 31, 2007 and 2006.

During 2007, certain executive officers and directors of the Corporation, including their immediate families and companies with which they are associated, were loan customers of the Bank. Total loans outstanding and available lines of credit to these related parties at December 31, 2007 and 2006, totaled $7,854,404 and $6,583,666, respectively. Such loans are made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and do not represent more than a normal credit risk.

(5) Premises and Equipment

At December 31, 2007 and 2006, premises and equipment were as follows:

	2007	2006
Land	$ 5,042,293	$ 3,341,231
Buildings and leasehold improvements (depreciated over 5 to 50 years)	12,787,606	9,341,067
Furniture, fixtures, and equipment (depreciated over 3 to 10 years)	7,477,361	6,727,116
Automobiles (depreciated over 3 years)	113,081	106,024
Construction in process	364,391	88,986
	25,784,732	19,604,424
Less accumulated depreciation	8,976,154	7,808,249
	$ 16,808,578	$ 11,796,175

The balance of construction in process associated with building projects that are in process, but are not complete, are anticipated to cost approximately $5,370,000.

Depreciation expense for the year ended December 31, 2007 and 2006 was $1,183,299 and $1,217,193, respectively.

(6) Intangible Assets

Florida Charter - On July 2, 2004, the Corporation acquired a State of Florida banking charter from a financial institution. Subsequent to the purchase, the charter was terminated but the Corporation retained the legal right to branch into Florida through its existing Alabama bank charter. The Corporation accounts for the charter cost as an indefinite lived intangible asset because the legal right acquired does not have an expiration date under Florida banking laws and there is no renewal process to keep the branching rights. The Corporation tests the intangible asset each September 30 for impairment. At December 31, 2007, the Corporation operates two branch offices in Florida.

For the years ended December 31, 2007 and 2006, no impairment was recorded related to the intangible asset. As of December 31, 2007 and 2006, the Corporation had recorded $917,263 in intangible assets related to the cost of the charter.

Internet Domain Address - On March 21, 2007, the Bank purchased the rights to the internet domain name www.unitedbank.com for $17,500. This internet domain is defined as an intangible asset with an indefinite life under FAS 142 and, as such, is not required to be amortized over any period of time.

(7) Deposits

At December 31, 2007 and 2006, deposits were as follows:

	2007	2006
Noninterest bearing accounts	$ 62,854,927	$ 64,993,029
NOW accounts	84,770,810	68,550,299
Money market investment accounts	17,692,439	19,554,738
Savings account	17,248,660	18,626,579
Time deposits:		
Time deposits less than $100,000	98,911,207	86,467,042
Time deposits greater than $100,000	87,424,522	68,643,776
Total deposits	$ 368,902,565	$ 326,835,463

At December 31, 2007 and 2006 interest expense on deposits was as follows:

	2007	2006
NOW accounts	$ 1,334,097	$ 704,904
Money market investment accounts	671,496	438;237
Savings accounts	45,980	53,401
Time deposits:		
Time deposit less than $100,000	6,634,034	4,104,442
Time deposit greater than $100,000	1,773,097	1,741,437
Total interst expense on deposits	$ 10,458,704	$ 7,042,421

At December 31, 2007, the contractual maturities of time deposits are as follows:

Due in one year	$ 152,675,496
Due in one to two years	18,746,976
Due in two to three years	4,946,662
Due in three to four years	4,819,290
Due in four to five years	5,147,305
	$ 186,335,729

During 2007, certain executive officers and directors of the Corporation were deposit customers of the Bank. Total deposits outstanding to these related parties at December 31, 2007, amounted to $3,035,330.

(8) Securities Sold Under Agreements to Repurchase

The maximum amount of outstanding securities sold under agreements to repurchase during 2007 and 2006 was $83,228,977 and $49,918,476, respectively. The weighted average borrowing rate at December 31, 2007 and 2006 was 3.34% and 4.17%, respectively. The average amount of outstanding securities sold under agreements to repurchase during 2007 and 2006 was $40,908,908 and $41,745,119 respectively. The weighted average borrowing rate during the years ended December 31, 2007, 2006, and 2004 was 4.18% and 3.98% respectively. Securities underlying these agreements are under the Corporation's control.

(9) Borrowed Funds

The Corporation owed the Federal Home Loan Bank of Atlanta the following advances at December 31, 2007 and 2006.

2007

Maturity date	Interest rate	
May 2012	7.41%	52,801
July 2017	6.93%	650,000
August 2017	6.84%	106,275
June 2020	4.62%	808,333
July 2020	7.54%	157,291
Total (weighted average rate of 5.94%)		$ 1,774,700

2006

Maturity date	Interest rate	
May 2012	7.41%	64,534
April 2013	4.53%	5,000,000
July 2017	6.93%	715,000
August 2017	6.84%	117,175
June 2020	4.62%	873,000
July 2020	7.54%	169,791
Total (weighted average rate of 4.92%)		$ 6,939,500

At December 31, 2007 and 2006, the advances were collateralized by a blanket pledge of first—mortgage residential loans with available collateral amounts of $7,447,206 and $5,047,238, respectively. At December 31, 2007 the Corporation's advances were also collateralized by Commercial Real Estate loans and Multi Family Real Estate loans with available collateral amounts of $1,479,210 and $241,780 respectively.

As of December 31, 2007, the Corporation had additional outstanding credit facilities with the Federal Home Loan Bank of Atlanta totaling $30,000,000 in the form of letters of credit that mature in 2007. The letters of credit are collateralized by $30,000,000 in deposits at the Federal Home Loan Bank of Atlanta. No amounts have been drawn on these letters of credit during 2007.

(10) Notes Payable to Trust

United Bancorp Capital Trust I. The trust preferred securities and related debentures were redeemed by the Corporation on September 30, 2007.

United Bancorp Capital Trust II. In 2007, the Corporation formed a wholly-owned grantor trust to issue cumulative trust preferred securities. The grantor trust has invested the proceeds of the trust preferred securities in junior subordinated debentures of the Corporation. The junior subordinated debentures can be redeemed prior to maturity at the option of the Corporation on or after September 30, 2011. The sole assets of the guarantor trust are the Junior Subordinated Deferrable Interest Debentures of the

Corporation (the Debentures) held by the grantor trust. The debentures have the same interest rate (three month LIBOR plus 1.68%, floating) as the trust preferred securities. The Corporation has the right to defer interest payments on the Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters provided that no extension period may extend beyond the stated maturity of the related Debentures. During any such extension period, distributions on the trust preferred certificates would also be deferred.

Payment of periodic cash distributions and payment upon liquidation or redemption with respect to the trust preferred securities are guaranteed by the Corporation to the extent of funds held by the grantor trust (the Preferred Securities Guarantee). The Preferred Securities Guarantee, when taken together with the Corporation's other obligations under the Debentures, constitute a full and unconditional guarantee, on a subordinated basis, by the Corporation of payments due on the trust preferred securities.

The trust preferred securities and the related debentures were issued on September 27, 2007. Distributions on the trust preferred securities are paid quarterly on March 31, June 30, September 30 and December 31 of each year. Interest on the Debentures is paid on the corresponding dates. The aggregate principal amount of Debentures outstanding at December 31, 2007 was $10,310,000.

(11) Income Taxes

The components of income tax expense attributable to income from continuing operations for the years ended December 31, 2007 and 2006 were as follows:

	2007	2006
Current:		
Federal	$ 226,407	$ 736,314
State	19,991	47,924
Total	246,398	784,238
Deferred:		
Federal	(419,277)	174,232
State	(52,452)	64,414
Total	(471,729)	238,646
Total income tax expense	$ (225,331)	$ 1,022,884

Total income tax expense differed from the amount computed by applying the statutory federal income tax rate of 34% to pretax earnings as follows:

	2007	2006
Income tax at statutory rate	$ 274,525	$ 1,413,704
Increase (decrease) resulting from:		
Tax exempt interest	(540,041)	(471,962)
Interest disallowance	76,963	55,465
State income tax net of federal benefit	(21,424)	74,143
Premium amortization on tax exempt investment securities	22,733	21,892
Cash surrendered value of life insurance	(30,850)	(29,165)
GoZone tax credits	(26,429)	(30,032)
Other, net	19,192	(11,161)
	$ (225,331)	$ 1,022,884

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are as follows:

	2007	2006
Deferred tax assets:		
Loans, principally due to the allowance for loan losses	$ 1,129,131	$ 809,953
Other real estate, principally due to differences in carrying value	37,079	3,874
Deferred compensation	239,453	160,604
AMT credit carryover	202,417	—
Investment securities available for sale	—	306,000
Interest rate floor	—	13,594
Other	2,987	28,694
Total deferred tax assets	1,611,067	1,322,719
Deferred tax liabilities:		
Premises and equipment, principally due to difference in depreciation	415,589	286,794
Investment securities available for sale	81,410	—
Discount accretion	34,996	29,605
Other	86,932	83,599
Total deferred tax liabilities	618,927	399,998
Net deferred tax assets	$ 992,140	$ 922,721

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Corporation will realize the benefits of these deductible differences.

(12) Stock Based Compensation

Stock Options

1998 Stock Option Plan. The United Bancorporation of Alabama, Inc. 1998 Stock Option Plan (the 1998 Plan) provides for the grant of options to officers, directors, and employees of the Corporation to purchase up to an aggregate of 308,000 shares of Class A Stock. As of December 31, 2007, 170,400 shares of stock could be granted in the future; however, it is not the intent of the Corporation to grant additional options under the 1998 Plan. The changes in outstanding options are as follows:

	Shares under option	Weighted average exercise price per share
Balance at December 31, 2005	70,200	$ 14.70
Granted	6,000	16.67
Surrendered	(12,000)	(15.75)
Exercised	(8,600)	(15.75)
Balance at December 31, 2006	55,600	$ 14.50
Granted	—	
Surrendered	—	
Exercised	(2,000)	11.20
Balance at December 31, 2007	53,600	$ 14.38

The following table displays information pertaining to the intrinsic value of option shares both outstanding and exercisable for the years ended December 31, 2007 and 2006, respectively.

	2007	2006
Aggregate intrinsic value of outstanding options	$ 220,837	$ 235,437
Aggregate intrinsic value of exercisable options	$ 215,037	$ 227,637

At December 31, 2007, 50,000 optioned shares were exercisable at prices between $8.00 and $18.00 per share. When options are exercised, par value of the shares issued is recorded as an addition to common stock, and the remainder of the proceeds (including any tax benefit, if applicable) is credited to capital surplus. The following table summarizes information about stock options outstanding at December 31, 2007 and 2006.

Stock options outstanding and exercisable on December 31, 2007 were as follows:

	2007		
Exercise price per share	Shares under option	Weighted average remaining contractual life in years	Weighted average exercise price
Outstanding:			
$ 8.00	2,800	1.3	$ 8.00
11.25	8,160	1.3	11.25
12.87	8,160	2.0	12.87
15.65	8,960	3.1	15.65
15.75	12,160	5.0	15.75
16.00	3,200	8.2	16.00
16.25	8,160	4.0	16.25
18.00	2,000	8.6	18.00
	53,600	3.6	$ 14.38
Exercisable:			
$ 8.00	2,800	1.3	$ 8.00
11.25	8,160	1.3	11.25
12.87	8,160	2.0	12.87
15.65	8,960	3.1	15.65
15.75	12,160	5.0	15.75
16.00	1,200	8.0	16.00
16.25	8,160	5.0	16.25
18.00	800	8.6	18.00
	50,400	3.5	$ 14.60

Total intrinsic value of options exercised was $17,600 and $20,710 for the years ended December 31, 2007 and 2006 respectively. The total fair value of options vested during the years ended December 31, 2007 and 2006 was $22,200 and $21,032, respectively.

2007 Equity Incentive Plan. The United Bancorporation of Alabama, Inc. 2007 Equity Incentive Plan (the 2007 Plan) provides for the grant of stock options, stock appreciation rights, restricted stock awards (discussed below), performance units, or any combination thereof to officers, directors, and employees of the Corporation to purchase up to an aggregate of 308,000 shares of Class A Stock. As of December 31, 2007, 300,374 shares of stock could be granted in the future. The changes in outstanding options are as follows:

	Shares under option	Weighted average exercise price per share
Balance at December 31, 2006	—	
Granted	2,000	$ 18.50
Surrendered	—	
Exercised	—	—
Balance at December 31, 2007	2,000	$ 18.50

The shares outstanding and exercisable had no intrinsic values as of December 31, 2007 as the strike price was equal to the fair market value of $18.50.

At December 31, 2007, 400 optioned shares were exercisable at a price of $18.50 per share. When options are exercised, par value of the shares issued is recorded as an addition to common stock, and the remainder of the proceeds (including any tax benefit, if applicable) is credited to capital surplus. The following table summarizes information about stock options outstanding at December 31, 2007.

Stock options outstanding and exercisable on December 31, 2007 were as follows:

Exercise price per share Outstanding:	2007 Shares under option	Weighted average remaining contractual life in years	Weighted average exercise price
	2,000	9.9	$ 18.50
$18.50	2,000	9.9	$ 18.50
Exercisable:			
	400	9.9	$ 18.50
$18.50	400	9.9	$ 18.50

Grant-date fair value is measured on the date of grant using an option-pricing model with market assumptions. The grant-date fair values are amortized into expense on a straight-line basis over the vesting period. The company applies the Black-Scholes-Merton option-pricing model which requires the use of highly subjective assumptions, including but not limited to, expected stock price volatility, term, dividend rates, forfeiture rates, and risk-free interest rates, which if changed can materially affect fair value estimates.

The following is a summary of our weighted average assumptions used to estimate the weighted-average per share fair value of options granted on the date of grant using the Black-Scholes-Merton option-pricing model.

	2007	2006
Weighted-average expected life (in years)	10.00	6.67
Expected Volatility	20.00%	20.00%
Risk-free interest rate	4.15%	5.02%
Expected dividend yield	1.62%	1.90%
Weighted-average fair value of options granted during the period	$ 5.47	$ 4.26

Cash received from the exercise of options was $22,400 and $135,390 for the years ended December 31, 2007 and 2006, respectively. The tax benefit realized for the tax deductions from options exercise of the share-based payment arrangements totaled $5,313 and $8,701 for the years ended December 31, 2007 and 2006.

As of December 31, 2007, there was $22,664 of total unrecognized compensation costs related to the nonvested share based compensation arrangements granted under the 1998 and 2007 Plans. That cost is expected to be recognized over a period of 4 years.

Restricted *Stock*

On October 5, 2007, two restricted stock awards were made to employees totaling 5,626 shares of restricted common stock with an aggregate per share fair market value of $18.00. The first award of 2,620 shares was made with a six month vesting period. The Corporation recognized $47,160 of stock based compensation expense as of the award date. The second award of 3,006 shares has a duration of 60 months with vesting of one-third of the award on the third, fourth, and fifth anniversaries of the award. The total expense associated with this grant of $54,108 will be recognized over the vesting period on a straight-line basis. The unamortized balance of the fair value of the restricted stock grant has been recorded as unearned compensation in the equity section of the consolidated balance sheets. As of December 31, 2007, there was $51,403 of unrecognized stock-based compensation expense related to restricted stock, which is expected to be recognized over a period of 4.77 years.

The following tables present restricted stock activity:

	Restricted stock activity	Weighted average fair value
Balance at December 31, 2006	—	
Granted	5,626	18.00
Surrendered	—	
Vested	—	—
Balance at December 31, 2007	5,626	18.00

The following table summarizes stock-based compensation expense:

	2007	2006
Stock Option Expense (1998 Plan)	5,112	18,397
Stock Option Expense (2007 Plan)	2,188	—
Restricted Stock Expense (2007 Plan)	49,865	—
Total Stock Based Compensation Expense	57,165	18,397

(13) Net Earnings per Share

Presented below is a summary of the components used to calculate diluted earnings per share for the years ended December 31, 2007 and 2006:

	2007	2006
Diluted earnings per share:		
Basic weighted average common shares outstanding	2,240,010	2,225,269
Effect of the assumed exercise of stock options-based on the treasury stock method using average market price	11,828	7,010
Diluted weighted average common shares outstanding	2,251,838	2,232,279

(14) Dividend Reinvestment and Share Purchase Plan

The Corporation sponsors a dividend reinvestment and share purchase plan. Under the plan, all holders of record of common stock are eligible to participate in the plan. Participants in the plan may direct the plan administrator to invest cash dividends declared with respect to all or any portion of their common stock. Participants may also make optional cash payments that will be invested through the plan. All cash dividends paid to the plan administrator are invested within 30 days of cash dividend payment date. Cash dividends and optional cash payments will be used to purchase common stock of the Corporation in the open market, from newly-issued shares, from shares held in treasury, in negotiated transactions, or in any combination of the foregoing. The purchase price of the shares of common stock is based on the average market price. All administrative costs are borne by the Corporation. For the years ended December 31, 2007 and 2006, 7,055 and 5,518 shares were purchased under the plan, respectively.

(15) Employee Benefit Plans

401(k) Savings Plan

Prior to October 1, 2006, employees were eligible in the Corporation's 401(k) Employee Incentive Savings Plan after completing six months of service and attaining age 20.5. Eligible employees could contribute a minimum of 1% up to 15% of salary to the plan. The Corporation contributed one dollar for each dollar the employee contributed, up to 4% of the employee's salary, then the company matched fifty cents for each dollar the employee contributed up to 7% of the employee's salary.

Under a new 401(k) savings plan that became effective October 1, 2006, employees are eligible after completing ninety days of service and attaining age 20.5. Eligible employees can contribute a minimum of 1% up to 15% of salary to the plan. The Corporation contributes one dollar for each dollar the employee contributes, up to 5.5% of the employee's salary.

Contributions to the Plan charged to expense during 2007 and 2006 were $286,855 and $202,753, respectively.

Profit-Sharing Plan

The Corporation also maintains a profit-sharing plan for eligible employees. Eligibility requirements for this plan are the same as the 401(k) Employee Incentive Savings Plan. Annual profit sharing contributions of $57,142 and $60,533 were made in 2007 and 2006, respectively.

Salary Continuation Plan

The Corporation provides a salary continuation plan providing for death and retirement benefits for certain executive officers. The present value of the estimated amounts to be paid under the plan is being accrued over the remaining service period of the executives. The expense recognized for the salary continuation plan amounted to $82,030 and $77,382 for the years ended December 31, 2007 and 2006, respectively. The balance of the liability for the salary continuation plan included in other liabilities at December 31, 2007 and 2006 totaled $517,331 and $435,301, respectively.

The cost of the salary continuation plan described above is being offset by earnings from bank owned life insurance policies on the executives. The balance of the policy surrender values included in other assets totaled $ 2,506,756 and $2,416,020 at December 31, 2007 and 2006, respectively. Income recognized from the increase in cash surrender value on these policies totaled $90,736 and $85,774 for the years ended December 31, 2007 and 2006, respectively.

Employee Stock Purchase Plan

The Corporation sponsors an employee stock purchase plan which is available to all employees subject to certain minimum service requirements. The Plan is administered by a Board appointed committee which designates the offering period in which employees may purchase shares and the offering price. All administrative costs are borne by the Corporation. For the years ended December 31, 2007 and 2006, 1,080 and 0 shares were purchased under the Plan, respectively.

(16) Fair Value of Financial Instruments

The assumptions used in estimating the fair value of the Corporation's financial instruments are explained below. Where quoted market prices are not available, fair values are based on estimates using discounted cash flow and other valuation techniques. Discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following fair value estimates cannot be substantiated by comparison to independent markets and should not be considered representative of the liquidation value of the Corporation's financial instruments, but rather a good-faith estimate of the fair value of financial instruments held by the Corporation. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Corporation in estimating the fair value of its financial instruments:

(a) Cash and Short-term Investments

Fair value approximates the carrying value of such assets.

(b) Investment Securities and Other Securities

The fair value of investment securities is based on quoted market prices. The fair value of other securities, which includes Federal Home Loan Bank stock and other correspondent stocks, approximates their carrying value.

(c) Loans

The fair value of loans is calculated using discounted cash flows and excludes lease-financing arrangements. The discount rates used to determine the present value of the loan portfolio are estimated market discount rates that reflect the credit and interest rate risk inherent in the loan portfolio. The estimated maturities are based on the Corporation's historical experience with repayments adjusted to estimate the effect of current market conditions.

(d) Bank Owned Life Insurance

The fair value of bank owned life insurance approximates its carrying value.

(e) Deposits

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, NOW accounts, savings and money market deposit accounts, approximates the carrying value. Certificates of deposit have been valued using discounted cash flows. The discount rates used are based on estimated market rates for deposits of similar remaining maturities.

The fair value estimates in the table below do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

(f) Securities Sold Under Agreements to Repurchase

Due to their short-term nature, the fair value of securities sold under agreements to repurchase approximates their carrying value.

(g) FHLB, Other Borrowed Funds and Subordinated Debt

The fair value of the Corporation's other borrowed funds and subordinated debt approximates the carrying value of such liabilities. The fair value of FHLB advances have been valued using discounted cash flows. The discount rates used are based on estimated market rates for borrowings of similar remaining maturities.

(h) Accrued Interest

The fair value of accrued interest receivable and payable approximates their carrying value.

(i) Commitments to Extend Credit and Standby Letters of Credit

There is no market for the commitment to extend credit and standby letters of credit and they were issued without explicit cost. Therefore, it is not practical to establish their fair value.

The carrying value and estimated fair value of the Corporation's financial instruments at December 31, 2007 and 2006 are as follows (in thousands):

	2007		2006	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Dollars in Thousands)			
Financial assets:				
Cash and short-term investments	$ 54,119	$ 54,119	$ 51,204	$ 51,204
Investment securities	111,946	111,946	108,410	108,410
Loans, net of the allowance for loan losses	263,156	265,186	242,627	241,925
Bank owned life insurance	2,507	2,507	2,416	2,416
Accrued interest receivable	3,952	3,952	3,580	3,580
Financial liabilities:				
Deposits	368,903	369,222	326,835	336,040
Securities sold under agreements to repurchase	41,204	41,204	44,410	44,410
Other borrowed funds	699	699	857	857
FHLB advances	1,775	1,897	6,939	7,054
Subordinated Debt	10,310	10,310	14,323	14,323
Accrued interest payable	1,161	1,161	937	937

(17) Dividends From Bank

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to its stockholders and for other needs. Applicable federal and state statutes and regulations impose restrictions on the amounts of dividends that may be declared by the subsidiary bank. In addition, the subsidiary bank is also required to maintain minimum amounts of capital to total "risk-weighted" assets, as defined by banking regulators. Capital adequacy considerations could further limit the availability of dividends from the subsidiary bank. During 2007, the Bank could have declared an additional amount of dividends of approximately $6,500,000 without prior approval of regulatory authorities.

(18) Comprehensive Income

The following is a summary of the components of other comprehensive income:

	Years ended December 31	
	2007	2006
Other comprehensive income before tax:		
Unrealized holding gains arising during the period for securities, net	$ 964,745	$ 67,763
Reclassification adjustment for losses on sales of securities included in net earnings	3,780	4,879
Unrealized holding gains (losses) arising during the period for cash flow hedges	30,062	(13,888)
Other comprehensive income, before income taxes	998,587	58,754
Income tax expense (benefits) related to other comprehensive income:		
Unrealized holding gains arising during the period for securities, net	(385,898)	(25,422)
Reclassification adjustment for losses on sales of securities included in net earnings	(1,512)	(1,952)
Unrealized holding (gains) losses arising during the period for cash flow hedges	(13,594)	5,441
Total income tax expense related to other comprehensive income	(401,004)	(21,933)
Other comprehensive income after taxes	$ 597,583	$ 36,821

(19) Litigation

The Corporation is involved in various legal proceedings arising in connection with their business. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these proceedings is not expected to have a material adverse effect upon the financial statements of the Corporation.

(20) Commitments

The Corporation leases certain property and equipment for use in its business. These leases have lease terms generally not in excess of five years. Future minimum rental payments required under operating leases, which have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2007, are as follows:

Years ending December 31:	
2008	$ 42,000
2009	25,000
Total	$ 67,000

Rental expense for all operating leases charged to earnings aggregated $35,489 and $190,036 for the years ended December 31, 2007 and 2006, respectively.

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such instruments involve elements of credit risk in excess of the amounts recognized in the consolidated financial statements.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Corporation uses the same credit policies in making conditional obligations as it does for on-balance-sheet instruments.

The financial instruments whose contractual amounts represent credit risk as of December 31, 2007 and 2006, are approximately as follows:

	Years Ended December 31	
	2007	2006
Commitments to extend credit	$ 36,710,000	$ 33,394,000
Standby letters of credit	1,580,000	3,233,000

Standby letters of credit are commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation holds various assets as collateral supporting those commitments for which collateral is deemed necessary.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

(21) Other Noninterest Expense

Components of other noninterest expense exceeding 1% of the total of interest income and other income for any of the years ended December 31, 2007 and 2006, respectively, include the following:

	2007	2006
Advertising	$ 639,572	$ 481,016
Accounting and audit	349,927	214,612

(22) Regulatory Matters

The Corporation and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Corporation. Under capital adequacy guidelines and the regulatory framework of prompt corrective action, the Corporation and its subsidiary bank must meet specific capital guidelines that involve quantitative measures of each bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification of the Corporation and its subsidiary bank are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and its subsidiary bank to maintain minimum core capital (Tier I Capital) of at least 4% of risk-weighted assets, minimum total capital (Total Qualifying Capital) of at least 8% of risk-weighted assets and a minimum leverage ratio of at least 4% of average assets. Management believes, as of December 31, 2007, that the Corporation and its subsidiary bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the appropriate regulatory agencies categorized the subsidiary bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", the subsidiary banks must maintain minimum Total

Qualifying Capital, Tier I Capital, and leverage ratios of at least 10%, 6%, and 5%, respectively. There are no conditions or events since that notification that management believes have changed the subsidiary bank's category.

The following table presents the actual capital amounts and ratios of the Corporation and its subsidiary bank at December 31, 2007 and 2006:

	Total Qualifying Capital		Tier I Capital		Leverage	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:						
United Bancorporation	$ 44,846	14.35%	$ 40,865	13.07%	$ 40,865	8.94%
United Bank	43,822	14.03%	39,920	12.78%	39,920	9.44%
As of December 31, 2006:						
United Bancorporation	$ 47,286	16.40%	$ 40,366	14.00%	$ 40,366	9.47%
United Bank	42,550	14.77%	39,538	13.72%	39,538	9.88%

(24) Parent Corporation Financial Information

The condensed financial information for United Bancorporation of Alabama, Inc. (Parent Corporation Only) follows:

(Parent Company Only)
Condensed Balance Sheet Information
December 31, 2007 and 2006

	2007	2006
Assets		
Cash	$ 522,364	$ 4,868,380
Investment in subsidiary	41,287,605	39,979,820
Other assets	632,640	571,667
Total assets	$ 42,442,609	$ 45,419,867
Liabilities and Stockholders' Equity		
Other liabilities	$ 211,219	$ 380,995
Note payable to Trust	10,310,000	14,322,853
Total liabilities	10,521,219	14,703,848
Stockholders' equity:		
Class A common stock of $0.01 par value. Authorized 5,000,000 shares; issued 2,383,097 and 2,375,471 shares in 2007 and 2006, respectively	23,831	23,755
Class B common stock of $0.01 par value. Authorized 250,000 shares; no shares issued	—	—
Preferred stock of $.01 par value. Authorized 250,000 shares; no shares issued	—	—
Additional paid-in capital	5,916,367	5,664,387
Unearned stock based compensation	(51,403)	—
Retained earnings	26,700,500	26,341,116
Accumulated other comprehensive loss, net of tax	122,105	(475,478)
Less: 134,654 and 142,789 treasury shares at cost in 2007 and 2006, respectively	790,010	837,761
Total stockholders' equity	31,921,390	30,716,019
Total liabilities and stockholders' equity	$ 42,442,609	$ 45,419,867

(Parent Company Only)
Condensed Statements of Operations Information
Years ended December 31, 2007 and 2006

	2007	2006
Income:		
Dividend income from subsidiary	$ 1,500,000	$ 1,320,000
Other income	30,523	151,158
Total income	1,530,523	1,471,158
Expense:		
Interest on subordinated debentures	1,126,275	567,449
Other operating expense	201,424	286,216
Total expense	1,327,699	853,665
Income before equity in undistributed income of subsidiaries and taxes	202,824	617,493
Equity in undistributed earnings of subsidiary	350,336	2,275,608
Income before taxes	553,160	2,893,101
Income tax benefit	(478,598)	(241,969)
Net earnings	$ 1,031,758	$ 3,135,070

	2007	2006
Cash flows from operating activities:		
Net earnings	$ 1,031,758	$ 3,135,070
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Equity in undistributed earnings of subsidiary	(350,336)	(2,275,608)
Depreciation of premises and equipment	—	137,151
Stock-based compensation expense	10,005	18,397
Amortization of trust preferred cost	111,147	10,104
Increase (decrease) in other liabilities	(411,616)	(43,000)
Decrease (increase) in receivables	(79,740)	34,859
Net cash provided by operating activities	311,218	1,016,973
Cash flows from investing activities:		
Investment in bank subsidiary	—	(6,000,000)
Net cash used in investing activities	—	(6,000,000)
Cash flows from financing activities:		
Cash dividends	(701,936)	(668,118)
Purchase of treasury stock	—	(63,750)
Proceeds from sale of treasury stock	16,989	—
Proceeds from exercise of stock options	22,400	135,390
Tax benefit from exercise of common stock	5,313	—
Redemption of subordinated debentures	(4,000,000)	—
Issuance of surbordinated debentures	—	10,000,000
Net cash provided by(used in) financial activities	(4,657,234)	9,403,522
Net increase (decrease) in cash	(4,346,016)	4,420,495
Cash, beginning of year	4,868,380	447,885
Cash, end of year	$ 522,364	$ 4,868,380

INDEX TO EXHIBITS

Exhibit	
10.12	Employment Agreement between United Bank and Allen O. Jones, Jr. (filed herewith).
21	Subsidiaries of the registrant
23	Consent of Independent Registered Public Accounting Firm (Mauldin & Jenkins, LLC)
31.1	Certification of Chief Executive Officer under Securities Exchange Act Rules 13a-15(e) and 15d-15(e)
31.2	Certification of Chief Financial Officer under Securities Exchange Act Rules 13a-15(e) and 15d-15(e)
32.1	Certificate pursuant to 18 U.S.C Section 1350
32.2	Certificate pursuant to 18 U.S.C Section 1350

Exhibit 10.12

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this "Agreement") is made and entered into as of the ___ day of September, 2007 (the "Effective Date"), by and between United Bank (the "Bank") and Allen O. Jones, Jr. (the "Executive").

WHEREAS, the Bank and the Executive desire to enter into this Agreement to assure the Bank of the continued services of the Executive, to protect information that is of a proprietary nature to the Bank and to set forth the duties and compensation of the Executive, all upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements of the parties set forth in this Agreement, and other good and valuable consideration, the parties hereto, intending to be legally bound, agree as follows:

1. Employment; Term; Responsibilities; Exclusive Efforts.

1.1 Employment. The Bank hereby employs the Executive as its SVP, and Chief Financial Officer, hereby accepts employment, upon and subject to all of the terms and conditions set forth in this Agreement.

1.2 Term. The term of employment pursuant to this Agreement shall be for a period of one (1) year commencing on the Effective Date, and shall automatically be renewed for successive additional one (1) year periods, unless the term of employment is terminated as provided in this Agreement (the "Term").

1.3 Responsibilities. The Executive shall have the duties, functions, responsibilities and authorities that the President and Chief Executive Officer of the Bank (the "President") or his designee assigns to the Executive from time to time, consistent with the typical duties commensurate with the Executive's position.

1.4 Exclusive Efforts. The Executive shall devote the Executive's full time, attention and energy to the business of the Bank. The Executive shall not engage in any activity which would interfere or conflict with the Executive's duties and responsibilities as set forth herein or negatively affect the interests of the Bank. The Executive shall not engage in any business or other activity for gain, profit or other pecuniary advantage unless any such activity is consented to by the President; provided, however, that should any such activity become inconsistent with the interests of the Bank, upon written notice from the President the Executive shall promptly terminate such activities.

2. Compensation, Benefits and Perquisites. As remuneration for all services to be rendered by the Executive to the Bank during the Term, the Bank shall pay and provide to the Executive the following compensation and benefits:

2.1 Annual Direct Compensation.

(a) Annual Base Salary. The Bank shall pay to the Executive an annual base salary of $124,800 (the "Base Salary"). The Compensation Committee of the Board of Directors of the Bank (the "Compensation Committee"), with the assistance of the President, may, but shall not be required to, review the Base Salary from time to time during the Term and increase the Base Salary by such amount, if any, as the Compensation Committee determines, in its sole and absolute discretion. The Bank shall pay the Base Salary to the Executive in equal installments throughout the year, consistent with the Bank's normal payroll practices. The Base Salary shall be prorated for any year of the Term that is less than a full calendar year.

(b) Annual Incentive Compensation. The Bank shall provide to the Executive the opportunity to earn an annual incentive award ("Annual Incentive Compensation Award") in accordance with the Bank's incentive plan (the "Incentive Plan"). The Bank reserves the right to modify or discontinue the Incentive Plan for all participants as desired without prior notice to the Executive.

2.2 Restricted Stock Grant. United Bancorporation of Alabama, Inc. ("UBA") shall grant to the Executive, pursuant to the terms and provisions of the 2007 Equity Incentive Plan of United Bancorporation of Alabama, Inc. 505 restricted shares of UBA common stock (the "Restricted Stock"). The terms and provisions of the Restricted Stock shall be set forth in a separate agreement (the

"Restricted Stock Award Agreement") between the UBA and the Executive in accordance with the provisions of the 2007 Equity Incentive Plan, and the Restricted Stock and the Restricted Stock Grant Agreement shall be subject to all of the terms and provisions of the 2007 Equity Incentive Plan. UBA may from time to time make such additional awards to the Executive under the 2007 Equity Incentive Plan as it determines appropriate.

2.3 **Benefits and Perquisites**. The Bank shall provide to the Executive all benefits provided to employees of the Bank generally, subject to the Executive meeting individual eligibility requirements for each such benefit. Such benefits shall include, but are not limited to, such 401(k), profit sharing, group life and health, disability insurance and supplemental retirement benefits as may be made available to Bank employees generally from time to time. All insurance provided to the Executive shall be in such form and on such terms as is provided to other employees of the Bank. The Bank reserves the right to modify or discontinue any benefit program for all participants as desired without prior notice to the Executive.

2.4 **Vacation**. The Bank shall provide the Executive at least three weeks of paid vacation time each calendar year, such vacation to be scheduled in accordance with approved Bank policy consistent with the performance of the Executive's duties hereunder. During any year in which the Executive is employed for less than the full calendar year, vacation time shall be prorated accordingly.

3. **Termination of Employment**. The Executive's employment may be terminated in accordance with any of the provisions set forth in this Section 3.

3.1 **Events of Termination.**

(a) **Termination Due to Death or Disability**. The Executive's employment shall terminate immediately upon the Executive's death or disability (as described herein). The Executive shall be deemed to suffer from a disability if (i) the Executive is disabled as defined in any disability insurance policy providing coverage for the Executive; or (ii) as a result of the Executive's incapacity due to physical or mental illness, the Executive is absent from the full-time performance of the Executive's duties with the Bank for ninety (90) or more days, whether or not consecutive, during any six (6) month period.

(b) **Voluntary Termination by the Executive**. The Executive may terminate Executive's employment at any time by delivering to the President written notice of the Executive's intent to terminate, delivered at least thirty (30) calendar days prior to the effective date of such termination. The termination shall become effective automatically upon the expiration of the thirty (30) day notice period. Such notice shall also constitute the resignation by the Executive of any other positions that the Executive may hold as an officer and/or director of the Bank and/or its affiliates.

(c) **Voluntary Termination by the Bank**. The Bank may terminate the Executive's employment at any time, without Cause, as defined in Section 3.2(e), by delivering to the Executive written notice of the Bank's intent to terminate, delivered at least thirty (30) calendar days prior to the effective date of such termination. The termination shall become effective automatically upon the expiration of the thirty (30) day notice period. Unless otherwise stated in the termination notice, such notice shall also constitute termination of the Executive as to any other positions that the Executive may hold as an officer and/or director of the Bank and/or its affiliates.

(d) **Termination by the Bank for Cause**. The Bank may terminate the Executive's employment for Cause by delivering written notice of the Bank's intent to terminate. Any such termination shall be effective on the date specified in such notice.

3.2 **Payments Upon Termination**.

(a) **Payments Upon Termination Due To Death, Disability, Voluntary Termination By Executive, Voluntary Termination By The Bank, Termination by the Bank for Cause**.

(i) If, prior to the end of the Term, the Executive's employment with the Bank terminates due to the Executive's death or disability, voluntary termination by the Executive, voluntary termination by the Bank, or termination by the Bank for Cause, the Bank shall pay to the Executive (or to his legally appointed personal representative) (A) any accrued but unpaid Base Salary; (B) the cash component of any Annual Incentive Compensation Award that has been awarded in accordance with the terms of the Incentive Plan but not paid, subject to any forfeiture provisions of the Incentive Plan; and (C) any amounts payable to the Executive under the terms of the Bank's benefits plans in which the Executive is a participant.

(ii) Subject to Section 3.2(c), item (A) of the preceding paragraph shall be paid in cash within thirty (30) days following the effective date of termination, or, if termination is due to the death of the Executive, within thirty (30) days following the date on which the Executive's personal representative is qualified and begins serving. Amounts payable under items (B) and (C) of the preceding paragraph shall be paid in accordance with the terms of the respective plans.

(b) Payments Upon Termination By the Bank Without Cause or Termination By the Executive With Good Reason Within Two Years of a Change of Control.

(i) If, within two (2) years following a Change of Control, the Executive's employment is terminated without Cause or if the Executive terminates the Executive's employment with the Bank for Good Reason, as defined in Section 3.2(f), the Bank shall pay to the Executive (A) any accrued but unpaid Base Salary; (B) the cash component of any Annual Incentive Compensation Award that has been awarded in accordance with the terms of the Incentive Plan but not paid, subject to any forfeiture provisions of the Incentive Plan; (C) any amounts payable to the Executive under the terms of the Bank's benefits plans in which the Executive is a participant; and (D) a cash benefit equal to the Executive's annual Base Salary.

(ii) Subject to Section 3.2(c), item (A) of the preceding paragraph shall be paid in cash within thirty (30) days following the effective date of termination of the Executive's employment as described in Section 3.2(b)(i). Amounts payable under items (B) and (C) of the preceding paragraph shall be paid in accordance with the terms of the respective plans. Amounts payable under item (D) may be paid (x) in cash in a lump sum together with the payment described in Item (A); or (y) in up to twelve (12) equal monthly installments, as may be elected by the Bank.

(iii) Following the effective date of termination of the Executive's employment as described in Section 3.2(b)(i), any stock options that have been granted but have not vested shall immediately vest, and the restrictions shall lapse with respect to any restricted stock of UBA that has been granted but as to which the restrictions have not lapsed. Following the effective date of termination, the Executive may exercise any vested but unexercised stock options in accordance with the terms of the plan or grant agreement pursuant to which such options were granted.

(c) Payments Subject to Section 409A. In the event that any payments under this Section 3.2 are subject to the restrictions of Section 409A of the Internal Revenue Code, then payment shall not be made until the first (1st) day of the month following the six (6) month anniversary date of the effective date of termination.

(d) Change of Control. For purposes of this Agreement, a "Change of Control" of the Bank shall be deemed to have occurred if (i) any "person" or "group" (other than UBA) hereafter becomes the "beneficial owner" (as such terms are defined in the Securities Exchange Act of 1934), of securities representing fifty percent (50%) or more of the combined voting power of the Bank or UBA; (ii) a majority of the Board of Directors of the Bank or UBA, comprised of persons who were not elected or nominated for election to such Board by current directors of the Bank or UBA or directors who (or whose predecessors on such Board) were ultimately nominated or elected by the current directors of the Bank or UBA, is elected; (iii) the shareholders of the Bank or of UBA approve a merger or consolidation of the Bank or of UBA, other than a merger or consolidation which results in the voting securities of the Bank or of UBA outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the combined voting power of the voting securities of the Bank or of UBA, as the case may be, of such surviving entity outstanding immediately after such merger or consolidation; or (iv) the shareholders of the Bank or of UBA approve a plan of complete liquidation or an agreement for the sale or disposition of all or substantially all of the assets, of the Bank or of UBA, as the case may be.

(e) Cause. For purposes of this Section 3, "Cause" shall mean any circumstances demonstrating to the Board of Directors of the Bank that the Executive has undertaken deliberate actions with the intent to cause, or with reckless disregard for the possibility of causing, substantial injury to the Bank, as well as the following:

(i) The Executive's conviction of, or his plea of guilty or nolo contendere to, (x) a felony or misdemeanor involving moral turpitude, including without limitation fraud, embezzlement, theft, or dishonesty, (y) any other felony or misdemeanor involving criminal conduct against the Bank, or (z) any other felony.

(ii) Findings by the Board of Directors of the Bank that the Executive has engaged in any improper actions specified in Section 3.2(e)(i) above, or that criminal charges have been filed against the Executive for such actions.

(iii) The Executive's willful misconduct or breach of fiduciary duty with respect to the handling of monies or other properties or interests of others.

(iv) Issuance to the Executive by a governmental or administrative agency of a final cease and desist order with respect to actions personally taken by the Executive.

(v) Habitual neglect of his responsibilities hereunder, failure to properly account for funds or accounts for which the Executive has been made specifically accountable, or failure to perform the Executive's responsibilities under this Agreement after written notice and a reasonable opportunity to cure such failure.

(f) Good Reason. The Executive shall be deemed for the purposes of this Section 3 to have terminated the Executive's employment for "Good Reason" if the Executive terminates the Executive's employment after the occurrence (other than such as may be isolated, unsubstantial and inadvertent on the Bank's part and which is remedied promptly by the Bank after receipt of notice from the Executive), without the Executive's express written consent and after a Change of Control, of any one or more of the following: (i) a substantial reduction or alteration in the nature or status of the Executive's responsibilities and status (including offices, titles and reporting requirements) from those in effect during the six-month period immediately preceding the Change of Control; (ii) a reduction by the Bank in the Executive's total compensation as in effect on the date hereof, or as the same may be increased from time to time; (iii) the failure by the Bank to continue the Executive's participation in any of the Bank's employee benefit plans, practices or arrangements in which the Executive participates, on substantially the same basis as those provided generally from time to time after the Change of Control to other peer officers of the Bank and its affiliated companies; or (iv) the failure of any successor to the Bank to assume or otherwise be bound to perform the Bank's obligations under this Agreement.

3.3 Business Records. Upon termination of the Executive's employment, the Executive agrees to promptly deliver to the Bank, all Business Records belonging to the Bank, UBA or any affiliate of the Bank, and all copies thereof and therefrom, including any Business Records that may be maintained in electronic form, and the Executive acknowledges that such Business Records constitute the exclusive property of the Bank. The term "Business Records" means all customer files, contract files, reports and related data, memoranda, notes, records, drawings, manuals, correspondence, financial and accounting information, customer lists, statistical data and compilations, patents, copyrights, trademarks, trade names, inventions, formulae, methods, processes, agreements, contracts, manuals or any other documents relating to the business of the Bank, UBA or any affiliate of the Bank.

4. Confidentiality. In consideration of the Executive's employment by the Bank and of the confidential information that the Executive will acquire by virtue of such employment, the Executive agrees to comply with the confidentiality provisions of this Section 4.

4.1 Trade Secrets and Confidential Information. During the Term and thereafter for a period of five (5) years, the Executive will not directly or indirectly divulge or appropriate to Executive's own use, or to the use of any third party, any "trade secrets" or "confidential information" (as defined in Section 4.2) of the Bank, UBA or any affiliate of the Bank (collectively referred to in this Section 4 as the "Bank Group"), except as may be in public domain other than by violation of the Agreement or as may be required by law.

4.2 Definitions. "Trade Secrets" as used herein means all secret discoveries, inventions, formulae, designs, methods, processes, techniques of production and know-how relating to the Bank Group's business. "Confidential Information" as used herein means internal policies and procedures, suppliers, customers, customer information, financial information and marketing practices, as well as secret discoveries, inventions, formulae, designs, techniques of production, know-how and other information relating to the Bank Group's business not rising to the level of a trade secret under applicable law.

4.3 Financial Privacy Act. The Executive agrees to comply with the Right to Financial Privacy Act (12 U.S.C. §3401) and the rules regarding disclosure of financial information and other information. The Executive agrees that, during and after Executive's term of employment by the Bank, the Executive will not, without prior written consent of the Bank, use for Executive's own benefit or disclose any confidential information relating directly or indirectly to the Bank or its customers to any third person, partnership, company, corporation or other organization.

4.4 **Injunctive Relief.** The parties acknowledge that the breach or threatened breach of the provisions of Section 4 may result in irreparable injury to the Bank Group and, therefore, that monetary damages for such breach may be inadequate. In consideration of the foregoing, the Executive acknowledges and agrees that, in addition to all other remedies available to the Bank or any other member of the Bank Group at law or in equity, each member of the Bank Group shall be entitled to injunctive relief or specific performance, or both, to restrain any threatened or continued breach of the provisions of Section 4 or to enforce the terms hereof. The parties hereby waive any requirement for the posting of a bond or other security in connection with such injunctive relief.

5. **Noncompetition Covenant.** The Executive acknowledges that by reason of the Executive's association with the Bank, the Executive has obtained and will continue to obtain intimate knowledge of the strategies and other trade secrets of the Bank, the Bank's customer relations and its relation with its employees. Accordingly, the Executive agrees that the Executive will not during the term of the Executive's employment with the Bank and for a period of one (1) year after termination of Executive's employment hereunder, except where such termination is by the Executive for Good Reason or by the Bank without Cause, either individually or as an employee, agent, officer, director or shareholder or otherwise of or through any corporation or other business organization, directly or indirectly (a) carry on or engage in a business similar to that of the Bank or any of its affiliates (including without limitation soliciting or doing any such business with any customer of the Bank or any of its affiliates), in any territory which the Bank or any of its affiliates has been conducting business 150 miles of Atmore, Alabama, or advance or lend any money to or make or hold any investment (other than a non-controlling owner of security interest in a publicly-held corporation) in, or encourage participation by any member of the Executive's family in, such a business; or (b) solicit; hire, employ, contract with as an employee, contractor, or in any similar relationship, or allow, encourage or participate in any of the same acts by any corporation or other business entity, any employee or former employee of the Bank or any of its affiliates. The parties agree that in the event of a breach by the Executive of the terms of this Section 5, the Bank shall be entitled to institute and prosecute proceedings in any court of competent jurisdiction, either in law or in equity, to obtain damages for any breach of this Agreement, or to enforce specific performance hereof by the Executive, or to enjoin the Executive from any violation hereof. The term of the covenants contained in this Section 5 shall be tolled for the period commencing on the date any successful action is filed for injunctive relief or damages arising out of a breach by the Executive of this Section 5 and ending upon final adjudication (including appeals) of such action. The Executive acknowledges that the restrictions set forth in this Section 5 are reasonable in scope and duration, given the nature of the business of the Bank, and agrees that neither the compliance with this Section 5 nor issuance of an injunction as described herein will impose an undue hardship on the Executive.

6. **Assignment**.

6.1 **Assignment by the Bank.** This Agreement may be assigned or transferred to, and shall be binding upon and shall inure to the benefit of, any successor of the Bank, and any successor shall be deemed substituted for the "Bank" for all purposes under this Agreement. As used in this Agreement, the term "successor" shall mean any person, firm, corporation, or business entity which at any time, whether by merger, purchase, or otherwise, acquires all or substantially all of the assets of the Bank.

6.2 **Assignment by Executive.** This Agreement is personal and non-assignable by the Executive.

7. **Miscellaneous.**

7.1 **Entire Agreement.** This Agreement, and to the extent not superseded hereby, the United Bank Personnel Handbook, contain the entire understanding of the parties with respect to the subject matter hereof, and supersede all prior or contemporaneous negotiations, representations, understandings and agreements of, by or among the parties, express or implied, oral or written all of which are fully merged herein. The express terms of this Agreement control and supersede any course of performance and/or customary practice inconsistent with any such terms. Any agreement hereafter made shall be ineffective to change, modify, discharge or effect an abandonment of this Agreement unless such agreement is in writing and signed by the parties hereto.

7.2 **Severability.** If any provisions of this Agreement shall be determined to be invalid or unenforceable, either in whole or in part, this Agreement shall be deemed amended to delete or modify, as necessary, the offending provisions and to alter the balance of this Agreement in order to render the same valid and enforceable to the fullest extent permissible, as aforesaid. The provisions of this Section shall be construed as an agreement independent of the other provisions of this Agreement. The existence of any claim or cause of action by the Executive against the Bank shall not constitute a defense to the enforcement by the Bank of the provisions of this Agreement.

7.3 Governing Law and Venue; Attorney's Fees. This Agreement and the rights and obligations of the parties hereunder shall be governed by and construed and enforced in accordance with the laws of the State of Alabama applicable to agreements made and to be performed wholly within the State of Alabama. Any suit brought hereon shall be brought in the state or federal courts located in Escambia County, Alabama. If any action at law or in equity is brought to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to recover, at trial, on appeal, and in connection with any petition for review, reasonable attorneys' fees, costs and disbursements in addition to any other relief that may be granted.

7.4 Waiver. No waiver by any party to this Agreement of any breach by any other party of any term, provision, or condition contained in this Agreement, and no failure by any party to insist upon the performance by any other party of any term, provision or condition contained in this Agreement, shall be deemed a waiver of such term, provision, or condition, or any subsequent breach of same, nor shall it be deemed a waiver of any other term, provision, or condition contained in this Agreement. Neither the failure nor any delay on the part of any party to this Agreement to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof. No single or partial exercise of any right, remedy, power or privilege shall preclude any other or further exercise of the same or any other right, remedy, power or privilege. Any party's consent to or approval of any act shall not be deemed to render unnecessary the obtaining of such party's consent or approval of any subsequent act. No waiver shall be effective unless it is in writing and is signed by the parties asserting such waiver.

7.5 Notices. Any notice required or permitted to be given hereunder shall be in writing, and, if addressed to the Executive, shall be delivered to the Executive at the Executive's last known address, and, if addressed to the Bank, UBA, or any affiliate of the Bank, shall be delivered to the principal office of the Bank in Atmore, Alabama. A notice shall be deemed to have been delivered upon the first to occur of (a) actual receipt by the addressee, or (b) when (i) personally delivered, (ii) delivered to a nationally recognized overnight delivery service for next day delivery, (iii) deposited in the United States certified mail, return receipt requested and postage prepaid, or (iv) transmitted to the addressee by facsimile, with receipt confirmed.

7.6 Construction. This Agreement shall be construed and interpreted without regard to any presumption or other rule requiring construction against the party drafting the document or any provision contained in the document. It shall be construed neither for nor against any party, but shall be given reasonable interpretation in accordance with the plain meaning of its terms and the intent of the parties.

7.7 Survival. The provisions of Sections 3.2, 3.3, 4, 5 and 7 shall survive the termination of this Agreement.

7.8 Captions; Construction. The captions and headings used in this Agreement are inserted only for convenience and in no way define, describe, extend, or limit the scope of the particular provisions to which they refer, or the meaning or intent of this Agreement. The words "herein," "hereof," "hereunder," and other similar compounds of the word "here" as used in this Agreement shall refer to the entire Agreement and not to any particular provision or section.

7.9 Section 409A Savings Clause. This Agreement and all provisions hereof are intended to comply with Section 409A of the Code and the permanent, temporary or proposed regulations issued thereunder. If any provision of this Agreement violates or fails to comply with the Section 409A of the Code or the permanent, temporary or proposed regulations thereunder, then such provision shall be modified, as of the effective date of this Agreement, to the least extent necessary to comply therewith. This Section supersedes all other provisions of this Agreement to the extent of any inconsistency.

7.10 Counterparts. This Agreement and any amendment hereto may be executed in any number of counterparts, each of which shall be deemed to be an original as to any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement and any amendment hereto shall be binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties to this Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed by an authorized officer of the Bank and by the Executive, as of the Effective Date.

BANK:

UNITED BANK

By /s/ Robert R. Jones, III
Robert R. Jones, III
Its President and
Chief Executive Officer

By /s/ Gwendolyn B. Braden
Gwendolyn B. Braden
VP-Human Resources Director

EXECUTIVE:

/s/ Allen O. Jones, Jr.
Allen O. Jones, Jr.
SVP—Chief Financial Officer

EXHIBIT 21

Name of Subsidiary	Incorporated In	Wholly-Owned By
United Bank	Alabama	United Bancorporation Of Alabama
United Bancorp Capital Trust I	Alabama	United Bancorporation Of Alabama
United Bancorp Capital Trust II	Alabama	United Bancorporation Of Alabama
United Insurance Services	Alabama	United Bank

Exhibit No. 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (File No. 333-111503) and Form S-8 (File No. 333-36720, File No. 333-36722, and File No. 333-144689) of United Bancorporation of Alabama, Inc. of our report, dated March 27, 2008, relating to the consolidated financial statements appearing in this Annual Report on Form 10-K for the year ended December 31, 2007.

/s/ Mauldin & Jenkins, LLC

Birmingham, Alabama
March 27, 2008

EXHIBIT 31.1

CERTIFICATIONS

I, Robert R. Jones, III, President and CEO, certify that:

1. I have reviewed this annual report on Form 10-K of United Bancorporation of Alabama, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 27, 2008

/s/ Robert R. Jones, III
Robert R. Jones, III
President and CEO

EXHIBIT 31.2

CERTIFICATIONS

I, Allen O. Jones, Jr., Senior Vice President and CFO(Principal Financial Officer), certify that:

1. I have reviewed this annual report on Form 10-K of United Bancorporation of Alabama, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements; and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 27, 2008

/s/ Allen O. Jones, Jr.
Allen O. Jones, Jr.
Senior Vice President and CFO
(Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of United Bancorporation of Alabama, Inc. for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert R. Jones, III, Chief Executive Officer of the Corporation, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1). The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2). The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: March 27, 2008

By: /s/ Robert R. Jones, III
Robert R. Jones, III
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of United Bancorporation of Alabama Inc. for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Allen O. Jones, Jr., Chief Financial Officer(Principal Financial Officer) of the Corporation, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1). The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2). The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: March 27, 2008

By: /s/ Allen O. Jones, Jr
Allen O. Jones, Jr.
Senior Vice President and CFO
(Principal Financial Officer)

UNITED BANCORPORATION OF ALABAMA, INC.
200 East Nashville Avenue
Atmore, Alabama

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 7, 2008

NOTICE IS HEREBY GIVEN, that pursuant to call of its Board of Directors, the Annual Meeting of Stockholders (the "Meeting") of United Bancorporation of Alabama, Inc. (the "Corporation"), Atmore, Alabama, will be held at the corporate offices of United Bank, 200 East Nashville Avenue, Atmore, Alabama, on Wednesday, May 7, 2008, at 3:00 p.m., local time, for the purpose of considering and voting upon the following matters:

1. Election of two persons as directors, each of whom is nominated to serve until the 2011 Annual Meeting of Stockholders and until his/or her successor is elected and qualified.

2. Transaction of such business as may come properly before the Meeting or any adjournments thereof.

You are cordially invited to attend the Meeting, and we hope you will attend.

WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING.

Stockholders of record on March 31, 2008 are entitled to receive notice of and to vote at the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

William J. Justice
Chairman of the Board

Atmore, Alabama
April 4, 2008

UNITED BANCORPORATION OF ALABAMA, INC.

PROXY STATEMENT
for
ANNUAL MEETING OF STOCKHOLDERS
to be held on
May 7, 2008

INTRODUCTION

This Proxy Statement is furnished to the stockholders of United Bancorporation of Alabama, Inc. (the "Corporation") in connection with the solicitation of proxies by the Corporation's Board of Directors for use at the Annual Meeting of Stockholders of the Corporation to be held on May 7, 2008, at 3:00 p.m., local time, and at any adjournments thereof (the "Meeting").

The matters to be considered at the Meeting include: (1) the election of two directors, each of whom is nominated to serve until the 2011 Annual Meeting of Stockholders, each to serve until his or her successor is elected and qualified; and (2) the transaction of such other business as may come properly before the Meeting.

The Corporation's executive offices are located at 200 East Nashville Avenue, Atmore, Alabama 36502. This Proxy Statement is dated April 4, 2008 and, together with a copy of the Corporation's 2007 Annual Report, is being mailed to stockholders of the Corporation on or about April 7, 2008.

VOTING SECURITIES

As of March 31, 2008, the Corporation's only outstanding voting security was its Class A Stock, of which 2,251,164 shares (excluding treasury shares) were issued, outstanding, and entitled to vote. Those shares were held by approximately 820 stockholders of record. Stockholders of record on March 31, 2008 are entitled to receive notice of and to vote at the Meeting.

Notwithstanding that date, the Corporation's stock transfer books will not be closed, and stock may be transferred after the record date, although only stockholders of record as of the record date may vote at the Meeting.

The directors, nominees for election as directors, and executive officers of the Corporation as a group number eight persons and, as of March 31, 2008, beneficially owned 215,330 shares of Class A Stock, 9.57% of the total shares of such stock outstanding. See "**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.**"

VOTES REQUIRED

The representation in person or by proxy of at least a majority of the outstanding Class A Stock entitled to vote at the Meeting is necessary to constitute a quorum for the transaction of business. Votes withheld from any nominee, abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the Meeting. A "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a proposal because the nominee does not have discretionary voting power with respect to the proposal and has not received instructions from the beneficial owner.

The election of directors requires an affirmative vote of a plurality of the shares present in person or represented by proxy at the Meeting. The nominees receiving the highest number of affirmative votes of such shares will be elected as directors. Accordingly, abstentions and broker non-votes will have no effect on the outcome of the vote for directors. Although the Corporation is presently not aware of any other matters to be acted upon at the Meeting, any other matters that may be considered and acted upon by the stockholders at the Meeting would require approval by the affirmative vote of at least a majority of the shares entitled to vote and represented at the Meeting either in person or by proxy. Abstentions would be treated as votes cast with respect to any such matter and therefore will have the same effect as a vote against such matter. Broker non-votes will not be counted as votes cast with respect to such matter and therefore would have no effect on the outcome of the votes.

PROXIES

If the enclosed Proxy is executed and returned, it may be revoked at any time before it has been exercised; if it is not revoked, the shares represented thereby will be voted by the persons designated in such Proxy in accordance with the instructions therein. **In the absence of instructions, the Proxy will be voted FOR election of each of the director nominees described in this Proxy Statement and with discretionary authority on all other matters that may come properly before the Meeting.**

ELECTION OF DIRECTORS

The following table sets forth the name of each nominee and each director of the Corporation continuing in office after the Meeting, a description of his or her position and offices, if any, with the Corporation and its subsidiaries, a brief description of his or her principal occupation during at least the last five years, and certain other information, including his or her age. Each such director and each nominee is a director of the Corporation's wholly-owned subsidiary, United Bank ("United Bank" or the "Bank").

Name and Age	Director Since	Date Term As Director Expires	Principal Occupation During Past Five Years
Michael R. Andreoli (46)	2004	May 2010	Stockholder and Vice President, Robertson, Andreoli & Covington, P.C., certified public accountants; General Partner, Alcon Properties.
Dale M. Ash (48)	2002	May 2011*	Partner, Controller of Pepsi-Cola Bottling Company of Atmore, Inc., South Alabama Vending Company, Inc., and Wetlands Restorations, LLC.
L. Walter Crim (62)	1997	May 2009	Owner, Central Farm Supply.
Robert R. Jones, III (56)	1992	May 2011*	President of the Corporation since May, 1993; Chief Executive Office of the Corporation since May, 2006; President and Chief Executive Officer of United Bank since July, 1992.
William J. Justice (68)	1991	May 2009	Chairman of the Board of the Corporation; Vice Chairman of the Board of United Bank; Pharmacist; former President and Chief Executive Officer, Greenlawn Pharmacy.
David D. Swift (57)	1995	May 2010	Vice Chairman of the Board of the Corporation; Chairman of the Board of United Bank; Vice President, Swift Lumber, Inc; President & CEO, Swift Supply, Inc.; Partner; Palustris Products, Ltd.
J. Wayne Trawick (59)	2006	May 2009	President, Trawick Builders, Inc.

* nominee for election for a term expiring at the 2011 Annual Meeting of Stockholders

The Bank is a wholly owned subsidiary of the Corporation. None of the other entities listed under the column "Principal Occupation During Past Five Years" above is affiliated with the Corporation.

Each director of the Corporation continuing in office after the Meeting attended at least 75% of the meetings of the Corporation's Board of Directors and its committees held during 2007 while he or she served as a director. The Corporation's Board of Directors held eight meetings in 2007.

The Corporation does not have a standing nominating committee, and all director nominations are considered by the Board of Directors as a whole, with each director participating in consideration of director nominees. The Board of Directors has not adopted a nominating committee charter. Certain members of the Board are not "independent directors" as defined by NASD rules as described under **"AUDIT COMMITTEE REPORT"** below; as an employee of the Corporation's subsidiary, United Bank, Mr. R. Jones is also not an "independent director." The other members of the Board of Directors are "independent directors" as so defined.

The goal of the Board of Directors has been, and continues to be, to identify nominees for service on the Board of Directors who will bring a variety of perspectives and skills from their respective professional and business experiences, particularly in the communities served by the Bank. Experience as a director of the Bank is generally considered a strong positive factor in evaluating nominees. Depending upon the needs of the Board of Directors and the Corporation from time to time, certain of the factors described below may be weighed more or less heavily in evaluating potential nominees. There are no specific, minimum qualifications, qualities or skills that must be met by potential nominees.

The Board of Directors identifies nominees by first considering on an informal basis the current members of the Board of Directors. Current members of the Board of Directors are considered for re-nomination, with strong consideration generally given to the value of continuity of service by existing members of the Board of Directors. If a vacancy on the Board of Directors occurs due to a director's decision not to stand for re-election or for any other reason, the Board of Directors will then determine if there is a need to fill the vacancy or reduce the number of directors serving on the Board of Directors, in accordance with the Corporation's Bylaws and Certificate of Incorporation. If the Board of Directors determines a need to fill a vacancy, current members of the Board of Directors are polled for suggestions as to individuals meeting desired criteria, and research may also be performed to identify qualified individuals. To date, the Board of Directors has not formally engaged third parties to assist in identifying or evaluating potential nominees, although the Board of Directors may do so in the future.

Historically, the Corporation has not had a formal policy concerning stockholder recommendations for nominees, and the Board of Directors does not feel that such a formal policy is warranted at this time based on what it believes to be satisfactory experience to date in identifying director nominees without such a policy. However, a reasonable stockholder recommendation will be considered, in light of the particular needs of the Corporation and using the procedures set forth above if the Board is seeking to fill a vacancy. Except in extraordinary circumstances, the Board of Directors does not anticipate increasing the number of directors to allow nomination by the Board of Directors of a stockholder-recommended nominee. Any such recommendation should be communicated to the Board of Directors as described below. Although it does not presently anticipate doing so, the Board of Directors may reconsider adoption of a formal policy for stockholder recommendations for director nominees at such time as it believes that the Corporation's circumstances warrant such consideration.

The Corporation has not instituted to date a formal process by which stockholders may communicate directly with directors. However, informal processes exist by which communications sent to the Board of Directors or in care of an officer or other representative of the Corporation are forwarded to the President and Chief Executive Officer, who is also a director. The Board of Directors believes this process has adequately served the needs of the Board of Directors and the Corporation's stockholders. Until some other procedure is disclosed to the Corporation's stockholders, stockholders may direct communications intended for the Board of Directors to the Stockholder Relations Department, at the address set forth under **"ANNUAL REPORT ON FORM 10-K"** below. The envelope containing such communication must contain a clear notation indicating that the enclosed letter is a "Stockholder-Board Communication" or "Stockholder-Director Communication" or similar statement that clearly indicates the communication is intended for the Board of Directors. All such communications must clearly indicate that the author is a stockholder of the Corporation and state whether the intended recipients are all members of the Board of Directors or certain specified directors. Copies of such communications will be circulated to the President and the appropriate director or directors.

The Corporation's Board of Directors has established an Audit Committee. See **"AUDIT COMMITTEE REPORT"** below. In addition, the Board of Directors of United Bank has established audit and compensation committees.

It is intended that, unless "Withhold Authority" is noted, proxies in the accompanying form will be voted at the Meeting for the election to the Board of Directors of Dale M. Ash and Robert R. Jones, III to serve until the 2011 Annual Meeting of Stockholders and until their respective successors are elected and qualified. Both of the nominees are currently members of the Board of Directors. If any nominee is not a candidate when the election occurs (which is not anticipated to be the case), it is intended that the proxies may be voted, unless authorization is withheld, for any substitute nominee or nominees recommended by the Board of Directors. The Board of Directors has no reason to believe that any nominee will be unable to serve as a director if elected.

THE BOARD OF DIRECTORS OF THE CORPORATION RECOMMENDS A VOTE "FOR" ELECTION OF THE NOMINEES LISTED ABOVE.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of March 31, 2008, there were no persons who owned of record or, to the knowledge of the Corporation, may be deemed to own beneficially, more than 5% of the outstanding shares of the Corporation's Class A Stock.

The table below sets forth, as of March 31, 2008, the number of shares of Class A Stock beneficially owned by each director and nominee and by all executive officers and directors as a group.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Class A Stock
Michael R. Andreoli	8,904[(1)]	*
Dale M. Ash	15,226[(2)]	*
L. Walter Crim	15,991[(3)]	*
Robert R. Jones, III	97,406[(4)]	4.33%
William J. Justice	33,797[(5)]	1.50%
David D. Swift	37,804[(6)]	1.68%
J. Wayne Trawick	5,178[(7)]	*
All executive officers, directors and nominees as a group (8 persons)	215,330[(1)(2)(3)(4)(5)(6)(7)(8)]	9.57%

* less than 1%

(1) Includes 2,538 shares owned jointly with his wife; 261 shares owned jointly with his children; 2,293 shares owned in his Individual Retirement Account; and 2,800 shares which may be acquired within 60 days upon exercise of options.

(2) Includes 2,352 shares owned jointly with her children; and 1,366 shares which may be acquired within 60 days upon exercise of options.

(3) Includes 5,160 shares owned jointly with his children.

(4) Includes 9,152 shares owned jointly with his wife; 304 shares owned jointly with his son; 3,606 shares owned by United Bank in his Individual Retirement Account; 2,404 shares owned by United Bank in an Individual Retirement Account for his wife; 304 shares owned jointly by his wife and his daughter; and 40,800 shares which may be acquired within 60 days upon exercise of options.

(5) Includes 17,915 shares owned jointly with his wife; 6,079 shares owned by his wife, as to which shares Mr. Justice disclaims beneficial ownership; 944 shares owned by Mr. Justice for his granddaughters, as to which shares Mr. Justice disclaims beneficial ownership.

(6) Includes 7,609 shares owned by his wife; 483 shares held by his wife as trustee, as to all of which shares Mr. Swift disclaims beneficial ownership.

(7) Includes 1,004 shares owned by his wife, as to which Mr. Trawick disclaims beneficial ownership.

(8) Includes 1,024 shares owned by Mr. Allen O. Jones, Jr., Chief Financial Officer and Treasurer of the Corporation, jointly with his wife.

EXECUTIVE OFFICERS

The following table lists the executive officers of the Corporation and the respective positions held by them in the Corporation. Each is a director of the Corporation, except for Allen O. Jones, Jr., and information regarding their other business experience during the past five years and certain other information is set forth under the caption "ELECTION OF DIRECTORS" above. Mr. A. Jones, age 58, has been Chief Financial Officer and Treasurer of the Corporation since August 2006. From 2005 to August 2006, Mr. A. Jones served as Head of Strategic Planning for Greer's Supermarkets; a south-Alabama based supermarket chain. Prior to his employment by Greer's Supermarkets, Mr. A. Jones was employed as an independent consultant. From 2000 to 2004, Mr. A. Jones was employed by Delmas Capital, LLC of Pascagoula, Mississippi as Chief Financial Officer, Treasurer and Senior Operating Officer.

Name	Position
Robert R. Jones, III	President and Chief Executive Officer
William J. Justice	Chairman of the Board
David D. Swift	Vice Chairman of the Board
Allen O. Jones, Jr.	Chief Financial Officer and Treasurer

The executive officers of the Corporation are elected annually at the organizational meeting of the Board of Directors, which follows the annual meeting of stockholders, to serve until the organizational meeting in the subsequent year. Except as described under *Agreements with Mr. R. Jones* and *Agreement with Mr. A. Jones* below, there are no known arrangements or understandings between any executive officers and any other person pursuant to which any of the above-named persons was selected as an officer.

DIRECTOR COMPENSATION

No fees are paid to directors of the Corporation for their services as such. Since all of the Corporation's directors also serve as directors of United Bank, they are primarily compensated for their services to United Bank. See **"EXECUTIVE COMPENSATION"** below for information regarding compensation paid to executive officers of the Corporation.

During 2007, all current directors of the Corporation and nominees for election as directors also served as directors of United Bank. Each director of United Bank received a standard annual fee for such service of $3,500 ($4,700 for United Bank Board Chairman David D. Swift); $100 for each Board Meeting of United Bank attended prior to November 1, 2007, fees for attendance at each Board Meeting thereafter being increased to $200; and $50 for each additional committee meeting attended, with a maximum of $300 per day for additional meetings. In 2007, United Bank's Board of Directors held a total of 13 meetings.

In connection with the Corporation's adoption of the Stock Option Plan in 1998, each director of the Corporation was granted nonstatutory stock options to purchase 4,000 shares of Class A Stock at an exercise price of $8 per share (the number of shares and exercise price having been adjusted in accordance with the Stock Option Plan to account for the 2-for-1 splits of Class A Stock in May 1999 and June 2004), with two-fifths of such options being immediately exercisable and additional one-fifth increments becoming exercisable in December of 1999 through 2001, respectively.

In connection with her election to the Board of the Corporation in December 2002, Mrs. Ash was granted nonstatutory stock options to purchase 2,000 shares of Class A Stock at an exercise price of $15.75 per share (taking into account the June 2004 split), with one-fifth of such options being immediately exercisable and additional one-fifth increments becoming exercisable in December of 2003 through 2006, respectively.

In connection with his election to the Board of the Bank in May 2002, Mr. Andreoli was granted nonstatutory stock options to purchase 2,000 shares of Class A Stock at an exercise price of $15.65 per share (taking into account the June 2004 split), with one-fifth of such options being immediately exercisable and additional one-fifth increments becoming exercisable in May of 2003 through 2006, respectively. In connection with his subsequent election to the Board of the Corporation in May 2004, Mr. Andreoli was granted nonstatutory stock options to purchase an additional 2,000 shares of Class A Stock at an exercise price of $16.00 per share, with two-fifths of such options being immediately exercisable and additional one-fifth increments becoming exercisable in May of 2006 through 2008, respectively.

In connection with his election to the Board of the Bank in 2001, Mr. Trawick was granted nonstatutory stock options to purchase 2,000 shares of Class A Stock at an exercise price of $8.00 per share (taking into account the May 1999 and June 2004 stock splits), with two-fifths of such options being immediately exercisable and additional one-fifth increments becoming exercisable in December of 1999 through 2001, respectively. In connection with his subsequent election to the Board of the Corporation in May 2006, Mr. Trawick was granted nonstatutory stock options to purchase an additional 2,000 shares of Class A Stock at an exercise price of $16.00 per share, with one-fifth of such options being immediately exercisable and additional one-fifth increments becoming exercisable in June of 2007 through 2010, respectively.

Director Compensation Table

The following table shows all non-employee director compensation paid for 2007:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	All Other Compensation ($)[1]	Total ($)
Michael R. Andreoli	7,388	0[2]	750	8,138
Dale M. Ash	7,538	0[3]	750	8,288
L. Walter Crim	9,291	0[4]	750	10,041
William J. Justice	7,561	0[4]	750	8,311
David D. Swift	10,641	0[4]	750	11,391
J. Wayne Trawick	9,241	0[5]	750	9,991

(1) $750.00 paid on long-term disability insurance policy for each director.

(2) At December 31, 2007, Mr. Andreoli held options to purchase 2,800 shares of common stock.

(3) At December 31, 2007, Mrs. Ash held options to purchase 2,000 shares of common stock.

(4) At December 31, 2007, Messrs. Crim, Justice and Swift held no options to purchase shares of common stock.

(5) At December 31, 2007, Mr. Trawick held options to purchase 1,200 shares of common stock.

EXECUTIVE COMPENSATION

Officers of the Corporation, and directors who also serve as directors or officers of United Bank, are remunerated by United Bank. The following Summary Compensation Table sets forth certain information concerning compensation paid to the Corporation's (1) President and Chief Executive Officer and (2) Chief Financial Officer and Treasurer, during the year ended December 31, 2007. There were no other executive officers of the Corporation who received total compensation exceeding $100,000 during the year ended December 31, 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary $	Bonus $	All Other Compensation ($)	Total $
Robert R. Jones, III	2007	235,000	107,014[1]	130,254[2]	472,268
President and Chief Executive Officer of the Corporation	2006	220,000	106,402[1]	125,329[2]	451,731
President and Chief Executive Officer of the Bank					
Allen O. Jones, Jr.	2007	124,800	9,799	8,671[3]	143,270
Chief Financial Officer and Treasurer of the Corporation	2006	57,308	1,485		58,793[4]
Chief Financial Officer of the Bank					

(1) Includes amounts paid under the Agreement described in *"Agreements with Mr. R. Jones"* and amounts paid under United Bank's bonus program.

(2) Includes $27,082 paid on a life insurance contract owned by Mr. R. Jones and related tax benefits pursuant to the 2001 Agreement described below in each of 2007 and 2006, respectively; $608 premium reimbursed by United Bank on a long-term disability insurance policy for Mr. R. Jones in each of 2007 and 2006, respectively; $11,346 and $11,190 contributed by United Bank for the account of Mr. R. Jones pursuant to United Bank's 401(k) Employee Incentive Savings Plan in 2007 and 2006, respectively; $6,938 and $6,867 in fees for attendance at meetings of United Bank's Board of Directors in 2007 and 2006, respectively; $82,030 accrued in 2007 and $77,382 accrued in 2006 to provide for certain post-employment benefits pursuant to the 2001 Agreement described below; and $2,250 and $2,200 in profit-sharing payments made in 2007 and 2006 for services in 2006 and 2005.

(3) Includes $7,337 contributed by United Bank for the account of Mr. A. Jones pursuant to United Bank's 401(k) Employee Incentive Savings Plan in 2007, and $1,334 in profit sharing payments made in 2007 for services in 2006.

(4) Mr. A. Jones became Chief Financial Officer and Treasurer of the Corporation in August 2006.

EXECUTIVE COMPENSATION DISCUSSION

The Board of Directors of the Corporation has not appointed a separate committee for determination of executive compensation generally. Each non-director executive officer of the Corporation is also an officer of the Bank, and receives compensation for services to the Bank. Executive compensation decisions made by the Bank are reviewed by the entire Board of Directors of the Corporation, with the exception of determinations made with respect to the President and Chief Executive Officer, in which he does not participate.

The Board of Directors of the Bank makes compensation determinations with respect to the employees of the Bank, including those who are executive officers of the Corporation, based on the recommendations of the Compensation Committee of the Bank's Board of Directors (the "Compensation Committee"). For executives other than the President and Chief Executive Officer, the Compensation Committee acts on compensation recommendations made by the President and Chief Executive Officer, with the objective of providing compensation competitive with that provided by comparable financial institutions.

The compensation of the President and Chief Executive Officer, Mr. R. Jones, is determined by the Compensation Committee in accordance with the provisions of Mr. R. Jones' employment agreement. See *Agreements with Mr. R. Jones* below. Mr. R. Jones' compensation consists of a specified annual salary, performance-based annual cash incentive compensation, long-term incentives in the form of stock options and other equity awards, and other benefits. The Compensation Committee based its determination of Mr. R. Jones' compensation package as reflected in the employment agreement on the advice and recommendation of a compensation consultant specializing in the banking industry, with the intent of providing a compensation package designed to retain Mr. R. Jones' services and motivate him to perform to the best of his abilities. Mr. R. Jones' 2007 base salary reflects the Board's determination of the salary level necessary to meet this objective. As described below, long-term incentives in the form of incentive stock options were granted to Mr. R. Jones in accordance with the employment agreement as supplemented in 1999.

Compensation for executive officers other than the President and Chief Executive Officer consists of annual base salary, annual cash bonuses and awards under the Corporation's equity incentive plans determined by the Compensation Committee, primarily on the recommendation of the President and Chief Executive Officer. Base salary is determined at hiring and is reviewed annually for increases based upon performance evaluations made by the President and Chief Executive Officer. Annual cash bonuses are generally awarded as a percentage of base salary. The bonus is based on the individual's compensation, salary grade and individual performance and the performance of the Bank.

The Corporation is beginning the implementation of an incentive compensation plan, the purpose of which is to provide appropriate levels of financial reward for the achievement of financial measures of profitability and the creation of stockholder value. The stockholders of the Corporation approved the 2007 Equity Incentive Plan (the "2007 Plan") at the 2007 Annual Meeting and awards under the 2007 Plan were made to certain officers of the Corporation beginning in October, 2007. It is contemplated that the percentage of incentive compensation to total compensation will increase over time. The Corporation intends that the long-term incentives provided by the 2007 Plan will help the Corporation recruit, retain and motivate its officers, directors and employees.

Agreements with Mr. R. Jones. The Bank and Mr. R. Jones entered into an Executive Compensation Agreement as of May 28, 1993 (the "1993 Agreement") which provided for certain deferred compensation benefits. The 1993 Agreement was replaced in 2001 by the Supplemental Compensation and Amendment Agreement (the "2001 Agreement") discussed below, with amounts payable thereunder for 2006 being described under "All Other Compensation" in the Summary Compensation Table above.

Following discussions in the latter part of 1997, the Bank entered into an Employee Agreement with Mr. R. Jones dated as of January 1, 1998 (the "Agreement"). Pursuant to the Agreement, Mr. R. Jones has agreed to provide full-time professional services to the Bank in the capacity of President and Chief Executive Officer of the Bank, to the exclusion of other businesses or activities. The Agreement was for an initial term from January 1, 1998 through December 31, 2001, and unless terminated will automatically renew on January 1 of each year for a three-year term. The Agreement provides for a specified annual salary, together with performance-based cash incentive compensation ("Bonus") determined by the Board of the Bank at the time of its annual review of Mr. R. Jones' performance. The Bonus under the Agreement is calculated as a percentage of Mr. R. Jones' salary, ranging from zero to 45%, based on attainment of certain net income levels by the Bank. Salary and Bonus paid to Mr. R. Jones for 2007 and 2006 are reflected in the Summary Compensation Table above. The Agreement specifies that Bonus awards are intended to eventually be governed by an Executive Incentive Compensation Plan applicable to certain officers of the Bank generally, as well as to the President and Chief Executive Officer of the Bank. The Agreement also provides for Mr. R. Jones to receive long-term incentives at the discretion of the Board; benefits provided to employees of the Bank generally; reimbursement of reasonable and customary business expenses incurred by him in connection with the performance of his duties; payment or reimbursement of certain fees for professional and other organizations in the Bank's market area; an automobile allowance; and vacation time. As amended by the 2001 Agreement, the Agreement also provides for supplemental compensation to be paid by the Bank to Mr. R. Jones upon retirement and in certain other circumstances as set forth in the 2001 Agreement.

The Agreement also provides generally that, in the event of Mr. R. Jones' death, the Bank will pay to his estate one quarter of his then-current annual salary plus a prorata portion of the Bonus otherwise payable to him, provided that in the event the Bank purchases life insurance with benefits payable to Mr. R. Jones' beneficiary or estate equal to or in excess of the amounts payable in the event of death, no additional payments will be required; that, in the event of his disability, the Bank will pay his salary and a prorata portion of Bonus until the earlier of twelve months after the date of disability or such time as disability benefits commence under a Bank-provided disability insurance policy; and that the Bank will pay Mr. R. Jones an amount equal to monthly salary, benefits and prorata Bonus for twelve months after termination of his employment if such termination is not for cause or a result of material change in Mr. R. Jones' duties and responsibilities.

Under the Agreement, Mr. R. Jones has agreed that, during the term of his employment and for two years thereafter, he will not engage in any business similar of that of the Bank or any of its affiliates or solicit any employee of the Bank or any of its affiliates to leave their employment with the Bank.

In a Supplemental Agreement with Mr. R. Jones dated as of March 9, 1999 (the "Supplemental Agreement"), the Corporation and the Bank agreed that, subject to his continued employment by the Bank at such times, in each year beginning in 1999 and ending in 2002, the Corporation would grant an incentive stock option ("ISO") covering 8,160 shares of stock (the number of shares having been adjusted to account for the 2-for-1 splits of Class A Stock in May 1999 and June 2004) to Mr. R. Jones, exercisable at the then-current fair market value of Class A Stock, with each such ISO being exercisable in five equal installments, the first of which vested on the date of the grant. The last grant of options pursuant to the Supplemental Agreement was made in 2002.

On December 12, 2007, the Corporation and Mr. R. Jones entered into an amendment to the Supplemental Agreement. The amendment to the Supplemental Agreement adds or modifies provisions of the Supplemental Agreement to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and administrative guidance of the Internal Revenue Service published thereunder.

The 2001 Agreement, which became effective as of January 1, 2001, provides for annual payments on a life insurance contract ("Insurance Payments") in lieu of comparable payments previously required under the 1993 Agreement. In addition to the benefits under the Agreement and in lieu of post-employment payments previously specified in the 1993 Agreement, the 2001 Agreement provides for a normal retirement benefit of $102,000 per year to be paid to Mr. R. Jones for 20 years if he remains employed by the Bank until normal retirement age; lump sum payment to his beneficiary in the event of his earlier death; and proration of the annual payment amount if his employment by the Bank is terminated before normal retirement age for reasons other than his death, total and permanent disability, cause, or his voluntary termination without required notice, with the prorated annual payment amount increasing by 5% annual increments from 50% of the normal retirement benefit in 2001 to 100% in 2011 and thereafter. The 2001 Agreement also provides that if Mr. R. Jones' employment by the Bank is terminated within 36 months after a change of control of the Corporation, as defined in the Agreement, he will receive a lump sum payment equal to (a) the discounted present value of the normal retirement benefit, plus (b) the discounted present value of the Insurance Payments for the lesser of ten years or the number of years until he would reach the age of 65.

Agreement with Mr. A. Jones. In September 2007, the Bank entered into an Employment Agreement with Mr. A. Jones (the "2007 Agreement"). Pursuant to the 2007 Agreement, Mr. A. Jones has agreed to provide full-time professional services to the Bank in the capacity of Senior Vice President and Chief Financial Officer of the Bank, to the exclusion of other businesses or activities. The 2007 Agreement is for an initial term of one year, and unless terminated will automatically renew each year for a one-year term. The 2007 Agreement provides for a specified annual salary, together with the opportunity to earn an annual incentive award in accordance with the Bank's incentive plan. Salary and bonus paid to Mr. A. Jones for 2007 and 2006 are reflected in the Summary Compensation Table above.

The 2007 Agreement also provides for (i) benefits provided to employees of the Bank generally, (ii) an award of 505 restricted shares of the Corporation's common stock under the 2007 Equity Incentive Plan, and (iii) payment of a cash benefit equal to Mr. A. Jones' then current base salary in the event of termination by the Bank without cause or by Mr. A. Jones for good reason in either case within two years of a change in control.

Under the 2007 Agreement, Mr. A. Jones has agreed that, during the term of his employment and for one year thereafter, he will not engage in any business similar to that of the Bank or any of its affiliates or solicit any employee of the Bank or any of its affiliates to leave their employment with the Bank.

Outstanding Equity Awards at December 31, 2007

The following table shows stock options and stock awards outstanding on December 31, 2007 held by Mr. R. Jones and Mr. A. Jones as of such date.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)
Robert R. Jones, III	8,160	-0-	11.25	12/22/2008		
	8,160	-0-	12.87	12/22/2009		
	8,160	-0-	15.65	12/22/2010		
	8,160	-0-	16.25	12/22/2011		
	8,160	-0-	16.25	12/22/2012		
Allen O. Jones, Jr.					505	9,342

Outstanding Options under Equity Compensation Plans

The following table sets forth certain information at December 31, 2007 with respect to the Corporation's equity compensation plans that provide for the issuance of options, warrants or rights to purchase the Corporation's securities.

Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan (excluding securities reflected in the first column)
Equity Compensation Plans Approved by Security Holders – 1998 Stock Option Plan	53,600	$14.38	170,400
Equity Compensation Plans Approved by Security Holders – 2007 Equity Incentive Plan	2,000	$18.50	300,374
Equity Compensation Plans Not Approved by Security Holders	-0-	-0-	-0-

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Some Corporation and United Bank directors, officers, and principal stockholders, and their associates and immediate families were customers of, or had transactions with, subsidiaries of the Corporation in the ordinary course of business during 2007. In addition, some Corporation and United Bank directors are directors, officers, trustees, or principal security holders of corporations or other organizations that were customers of, or had transactions with, the Corporation or its subsidiaries in the ordinary course of business during 2007. All outstanding loans and other transactions with the Corporation's, and its subsidiary's, directors, officers, and principal stockholders, and their associates and immediate families, were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and when made did not involve more than the normal risk of collectibility or present other unfavorable features. In addition to banking and financial transactions, the Corporation and its subsidiaries may have had additional transactions with, or may have used products or services of, various organizations of which directors of the Corporation or its subsidiaries are directors, officers, or principal stockholders. Such transactions were on terms comparable to those which would have been recorded with unaffiliated parties, and the amounts involved in such noncredit transactions have in no case been material in relation to the business of the Corporation and its subsidiaries or to such other organizations.

AUDIT COMMITTEE REPORT

In January 2003, the Corporation established an Audit Committee of the Board of Directors of the Corporation composed of six directors. The members of the Audit Committee are Michael R. Andreoli, Dale M. Ash, L. Walter Crim, J. Wayne Trawick, William J. Justice and David D. Swift. Although the Corporation is not subject to the listing standards of any stock exchange, including the National Association of Securities Dealers ("NASD"), SEC regulations require disclosure of whether Audit Committee members are "independent" as defined in the rules of some of those organizations. Mrs. Ash, Mr. Crim, Mr. Trawick and Mr. Andreoli are "independent directors" as defined in NASD Rule 4200(a)(15) adopted by the NASD in December 2003, and Messrs. Justice and Swift do not meet that definition solely by virtue of their serving as officers of the Corporation, notwithstanding that none is employed by the Corporation or its subsidiaries. Mrs. Ash and Mr. Andreoli are "audit committee financial experts" as defined in SEC regulations.

The Audit Committee is responsible for the appointment, compensation and oversight of the Corporation's independent auditors. The Audit Committee is required to pre-approve audit and certain non-audit services performed by the independent auditors. The Committee also assists the Board in providing oversight over the integrity of the Corporation's financial statements, the Corporation's compliance with applicable legal and regulatory requirements and the performance of the Corporation's internal audit function. The Committee also meets periodically with the Corporation's independent auditors and the Bank's internal auditors outside of the presence of the Corporation's management, and possesses the authority to retain professionals to assist it with meeting its responsibilities without consulting with management. The Committee is also responsible for receiving and retaining complaints and concerns relating to accounting and auditing matters. The Audit Committee met 5 times in 2007. The Audit Committee is governed by a written charter adopted by the Board of Directors in January 2003, a copy of which was attached to the Corporation's Proxy Statement dated April 4, 2006 with respect to the 2006 Annual Meeting of Stockholders.

Management is responsible for the preparation of financial statements and the integrity of the reporting process, including the system of internal and disclosure controls. The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States. The primary responsibility of the Audit Committee is to oversee the Corporation's financial reporting process on behalf of the Board. In so doing the Audit Committee is entitled under its charter to rely on reports and other information from sources it in good faith believes to be reliable, including the Audit Committee of the Board of Directors of the Bank.

The Audit Committee has reviewed and discussed the audited financial statements of the Corporation with management; has discussed with the independent auditor of the Corporation, Mauldin and Jenkins, Certified Public Accountants, L.L.C. ("Mauldin & Jenkins"), the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU §380); and has received the written disclosures and the letter from Mauldin & Jenkins required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with Mauldin & Jenkins their independence. Based on the review and discussion described above, the Audit Committee recommended to the Board of Directors of the Corporation that the audited financial statements should be included in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the SEC.

Michael R. Andreoli	Dale M. Ash	L. Walter Crim
J. Wayne Trawick	William J. Justice	David D. Swift

REPORTS UNDER SECTION 16 OF THE SECURITIES AND EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 ("Exchange Act") requires the Corporation's executive officers and directors, and any persons who own more than 10% of the Class A Stock, to file reports of ownership and changes in ownership with the Security and Exchange Commission ("SEC"). The Corporation believes that all requirements under Section 16(a) of the Exchange Act applicable to directors and executive officers of the Corporation were complied with by such persons during the last fiscal year. In making this disclosure, the Corporation has relied on written representations by or on behalf of its directors and executive officers and copies of reports filed.

EXPENSES OF SOLICITATION

The cost of soliciting proxies in the accompanying form will be borne by the Corporation. In addition to the use of the mails, proxies may be solicited by directors, officers, or other employees of the Corporation or its subsidiaries personally, by telephone, or by telefacsimile. The Corporation does not expect to pay any compensation for the solicitation of proxies, but will reimburse brokers, custodians, or other persons holding stock in their names or in the names of nominees, for their reasonable expenses in sending proxy materials to principals and obtaining their instructions.

STOCKHOLDER PROPOSALS

Stockholders are entitled to submit proposals on matters appropriate for stockholder action consistent with regulations of the SEC. In order to be included in the Corporation's proxy statement and form of proxy relating to its 2009 Annual Meeting pursuant to Rule 14a-8 promulgated by the SEC ("Rule 14a-8"), proposals from stockholders to be presented at the 2009 Annual Meeting must be received by the Secretary of the Corporation no later than December 8, 2008. The date after which notice of a stockholder proposal submitted outside of the processes of Rule 14a-8 will be considered untimely is February 23, 2009. If notice of such a stockholder proposal is received by the Corporation on or after February 23, 2009, then the Corporation's proxy for the 2009 Annual Meeting may confer discretionary authority to vote on such matter without discussion of such matter in the proxy statement for the 2009 Annual Meeting.

AUDITORS

Mauldin & Jenkins, Certified Public Accountants, L.L.C. ("Mauldin & Jenkins"), was selected as the Corporation's auditor on July 2, 2004 and has served as such through the fiscal years ended December 31, 2007. Mauldin & Jenkins has been selected by the Audit Committee to continue to serve in such capacity for the current fiscal year. A representative of Mauldin & Jenkins is expected to be present at the Meeting and will have the opportunity to make a statement if he so desires. The Mauldin & Jenkins representative also is expected to be available to respond to appropriate questions.

Audit Fees. Mauldin & Jenkins has billed the Corporation aggregate fees totaling $85,568 for fiscal year 2007, and $77,929 for fiscal year 2006, for professional services rendered for the audit of the Corporation's annual financial statements and the reviews of the financial statements included in the Corporation's Forms 10-Q and 10-K for 2007 and for services that are normally provided by Mauldin & Jenkins in connection with statutory and regulatory filings.

Audit-Related Fees. Mauldin & Jenkins billed the Corporation aggregate fees totaling $12,452 for fiscal year 2007, and aggregate fees totaling $9,151 for fiscal year 2006, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements, including audit of employee benefit plan financial statements.

Tax Fees. Crowe Chizek & Company LLC ("Crowe Chizek") billed the Company aggregate fees totaling $7,115 for fiscal year 2007, and aggregate fees totaling $30,180 for fiscal year 2006, for professional services rendered for tax compliance, tax advice and tax planning, including preparation of federal and state income tax returns and quarterly estimates. Carr, Riggs and Ingram billed the Company fees totaling $15,331 for fiscal year 2007.

All Other Fees. Crowe Chizek billed the Company aggregate fees totaling $72,826 for fiscal year 2007 for services other than those described in the three immediately preceding paragraphs. These fees were in association with Sarbanes-Oxley Act compliance.

Audit Committee Preapproval Policies. The Audit Committee of the Board of Directors has adopted preapproval policies and procedures with respect to engagements of Mauldin & Jenkins in accordance with the Audit Committee charter.

Independence. The Audit Committee of the Board of Directors has considered whether the provision by Mauldin & Jenkins of the services covered by the fees other than the audit fees is compatible with maintaining Mauldin & Jenkins' independence and believes that it is compatible.

OTHER BUSINESS

Management currently knows of no other business to be brought before the Meeting. If other business is brought properly before the Meeting, the accompanying Proxy will be voted in the discretion of the persons designated in such Proxy, unless the "Authority Withheld" box has been checked.

ANNUAL REPORT ON FORM 10-K

The Corporation will furnish to any stockholder upon written request, without charge, a copy of the Corporation's Annual Report on Form 10-K, including the financial statements and schedules thereto, required to be filed with the SEC. Requests for the above information should be directed to: Stockholder Relations Department, United Bancorporation of Alabama, Inc., P. O. Box 8, Atmore, Alabama 36504.


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200 East Nashville Avenue • Post Office Box 8 • Atmore, Alabama 36504
251.446.6000 • 800.423.7026 • fax 251.446.6007
www.unitedbank.com

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